Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT

by and between

ENDEAVOR OPERATING COMPANY, LLC

ENDEAVOR GROUP HOLDINGS, INC.

(solely for the purposes set forth herein)

and

SCIENTIFIC GAMES CORPORATION

Dated as of September 27, 2021

-i-

-ii-

-iii-

INDEX OF DEFINED TERMS

Exhibit A	Transition Services Agreement

Exhibit B	Cooperative Support Agreement

Exhibit C	Cross Product Incentive Agreement

Exhibit D	SSBT Production and Support Agreement

Exhibit E	Subcontracting Services Agreement

-iv-

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”) dated as of September 27, 2021, by and between ENDEAVOR OPERATING COMPANY, LLC, a Delaware limited liability company (“Buyer”), SCIENTIFIC GAMES CORPORATION, a Nevada corporation (“Parent”), and, solely with respect to Section 1.03(c), Section 4.02, Section 5.21, Section 9.18 and Article IX (solely as such Article relates to Section 1.03(c), Section 4.02, Section 5.21 and Section 9.18), ENDEAVOR GROUP HOLDINGS, INC., a Delaware corporation (“Buyer Pubco”).

WHEREAS, Parent, directly or indirectly through its Subsidiaries, is engaged in the business of providing products to sports betting operators for the purposes of sport wagering, including but not limited to sports betting engines, sports gaming content, pricing and trading solutions and similar products (the “Business”);

WHEREAS, Parent, directly or indirectly, is (or, upon the applicable Seller’s formation, will be) the sole record and beneficial owner of all of the issued and outstanding equity interests in each of the other Sellers;

WHEREAS, following the Internal Reorganization, the Sellers will be the sole record and beneficial owners of all of the issued and outstanding equity interests in each of the Transferred Companies (collectively, the “Transferred Equity Interests”);

WHEREAS, following the Internal Reorganization, the Transferred Companies, directly or indirectly, together with the Business Subsidiaries (collectively, the “Business Companies”), will hold and operate the Business;

WHEREAS, Buyer desires to purchase, or cause certain of its Affiliates to purchase, from the Sellers, and the Sellers desire to sell to Buyer (or certain of its Affiliates, as applicable), the Transferred Equity Interests and thereby the Business, on the terms and subject to the conditions set forth in this Agreement (the “Acquisition”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and OpenBet Limited are entering into a software license agreement (the “Fusion License Agreement”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF TRANSFERRED EQUITY INTERESTS

SECTION 1.01 Purchase and Sale of Transferred Equity Interests. (a) On the terms and subject to the conditions of this Agreement, at the Closing, Parent shall, and shall cause the other Sellers to, sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and accept from Parent and the other Sellers, the Transferred Equity Interests, free and clear of all Liens, other than transfer restrictions under applicable Securities Laws, in exchange for an aggregate consideration for all Transferred Equity Interests equal to (i) the Cash Consideration, plus (ii) the Stock Consideration, payable as set forth below in Section 1.03 and, in the case of the Cash Consideration, subject to adjustment as set forth below in Section 1.04.

(b) The Cash Consideration and the Stock Consideration shall be allocated among the equity interests of NYX, Don Best and the Non-US Transferred Companies in accordance with the allocation schedule attached hereto as Section 1.01(b) of the Parent Disclosure Letter (the “Signing Consideration Allocation”), which specifies the portion of the Cash Consideration, if any, to be paid to each applicable Seller and the portion of the Stock Consideration, if any, to be paid to each applicable Seller; provided, that, without Buyer’s prior written consent, the aggregate enterprise value allocated to DBS Canada, OpenBet North American Corporation, OpenBet Hellas S.A., and OpenBet New Zealand Limited shall not be an amount in excess of $50 million; provided, further, that nothing herein shall limit Parent’s right to dispute an allocation by Buyer of an amount in excess of $50 million to the aggregate enterprise value of DBS Canada, OpenBet North America Corporation, OpenBet Hellas S.A. and OpenBet New Zealand Limited. Within sixty (60) days following the date hereof, Parent shall deliver to Buyer a schedule allocating the portion of the Cash Consideration and Stock Consideration, if any, that was allocated to the Non-US Transferred Companies in the Signing Consideration Allocation among the equity interests of DBS Canada and OB Tech Newco Target (the “Post-Signing Consideration Allocation”, and together with the Signing Consideration Allocation, the “Consideration Allocation Schedule”), which shall specify the portion of the Cash Consideration, if any, to be paid to each applicable Seller and the portion of the Stock Consideration, if any, to be paid to each applicable Seller. Buyer and Parent shall use reasonable best efforts to resolve any disputes in relation to the Post-Signing Consideration Allocation in the thirty (30) days following Buyer’s receipt thereof. If Parent and Buyer are not able to resolve any disputes referred to in this Section 1.01(b), the matters in dispute shall be referred to the Independent Expert for prompt resolution in accordance with the procedures set forth in Section 5.14(j), applied mutatis mutandis. For the avoidance of doubt, the resolution of any such objections in respect of the Post-Signing Consideration Allocation shall not form the basis of any claim by any party hereto that any condition to such party’s obligation to consummate the Acquisition has not been satisfied. Corresponding adjustments shall be made to the applicable Consideration Allocation Schedule to reflect the payment of any amount pursuant to Section 1.05(a) or Section 1.05(b).

SECTION 1.02 Closing. The consummation of the Acquisition (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 10:00 a.m., New York City time, on the second (2nd) Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of all of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing), or at such other place, time and date as shall be agreed in writing between Buyer and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03 Transactions to be Effected At the Closing.

(a) At the Closing, Buyer shall take all actions to:

(i) pay (or cause to be paid) to Parent (or, at Parent’s election and as a matter of convenience on behalf of Parent, to any such Person as may be designated in writing by Parent at least five (5) Business Days prior to the Closing Date), by wire transfer of immediately available funds to an account designated in writing by Praent at least five (5) Business Days prior to the Closing Date, an amount equal to the Cash Consideration that is not compensatory;

(ii) pay (or cause to be paid) to the parties to whom Business Expenses are payable pursuant to the invoices delivered pursuant to Section 5.13(b), by wire transfer of immediately available funds to such bank account or accounts as designated in such invoice, the applicable amount set forth in each such invoice;

(iii) deliver to Parent the Transition Services Agreement, the Cooperative Support Agreement, the Subcontracting Services Agreement, the SSBT Production and Support Agreement and the Cross Product Incentive Agreement, each duly executed by Buyer; and

(iv) deliver to Parent the certificates required by Section 6.03(a) and Section 6.03(b).

provided that any election or designation to be made by any Seller under this Section 1.03(b) may instead be made by Parent on behalf of such Seller.

(b) At the Closing, Parent shall deliver or cause the Sellers to deliver to Buyer:

(i) duly executed instruments of assignment in respect of the Transferred Equity Interests in form and substance reasonably acceptable to Buyer, evidencing the sale, assignment, transfer, conveyance and delivery of the Transferred Equity Interests to Buyer;

(ii) unless otherwise requested by Buyer, resignation letters from the directors and officers and, in the case of Business Companies organized under the laws of England and Wales, corporate secretaries and officers of each of the Business Companies;

(iii) the Transition Services Agreement, the Cooperative Support Agreement, the Subcontracting Services Agreement, the SSBT Production and Support Agreement and the Cross Product Incentive Agreement, each duly executed by Parent;

(iv) the certificates required by Section 6.02(a) and Section 6.02(b); and

(v) an IRS Form W-9 for each Seller of equity interests in NYX or Don Best, and an IRS Form W-9 or applicable IRS Form W-8 for each other Seller.

(c) At the Closing, Buyer Pubco shall take all actions to deliver (or cause to be delivered) to Parent (or, at Parent’s election and as a matter of convenience on behalf of Parent, to any such Person as may be designated in writing by Parent at least five (5) Business Days prior to the Closing Date), one or more certificates or book-entry interests, with appropriate restrictive legends, representing the Stock Consideration.

SECTION 1.04 Purchase Price Adjustment.

(a) Not less than five (5) Business Days prior to the Closing Date, Parent shall prepare in good faith and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Parent’s good faith estimate of (i) Closing Cash (“Estimated Closing Cash”), (ii) Working Capital Adjustment Amount (“Estimated Working Capital Adjustment Amount”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Business Expenses (“Estimated Business Expenses”), and (v) the Estimated Adjustment Amount. The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement, and Closing Cash, Closing Working Capital, Closing Indebtedness, and Business Expenses shall be determined without duplication.

(b) As promptly as practicable, and in any event within ninety (90) calendar days after the Closing Date, Buyer shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of Closing Cash, Working Capital Adjustment Amount, Closing Indebtedness, Business Expenses and the Final Adjustment Amount assuming the amounts set forth in the Closing Statement were final, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Closing Statement. The Estimated Closing Statement and the Closing Statement shall be prepared in accordance with the Accounting Principles or the applicable definitions contained in this Agreement. The parties agree that the purpose of preparing the Closing Statement and determining Closing Cash, Working Capital Adjustment Amount, Closing Indebtedness, and Business Expenses and the related adjustments contemplated by this Section 1.04(b) is to measure the amount of Closing Cash, the Working Capital Adjustment Amount, Closing Indebtedness and Business Expenses in accordance with the Accounting Principles or the applicable definitions contained in this Agreement, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining Closing Cash, the Working Capital Adjustment Amount, Closing Indebtedness and Business Expenses than those set forth in the Accounting Principles or the applicable definitions contained in this Agreement. Following the delivery of the Closing Statement, Buyer shall provide Parent and its Representatives with reasonable access during normal business hours to the Business Records and relevant personnel and properties of the Business Companies to permit Parent to review the Closing Statement and Buyer’s calculation of Closing Cash, the Working Capital Adjustment Amount, Closing Indebtedness, Business Expenses and the Final Adjustment Amount as set forth therein. The Closing Statement shall become final and binding upon the parties on the forty-fifth (45th) calendar day following receipt thereof by Parent (the “Response Period”), unless Parent gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the item(s), dollar amount(s), nature and basis of any disagreement so asserted, together with Parent’s alternative calculation of each disputed item, and each of Buyer and Parent shall be deemed to have agreed with all other items contained in the Closing Statement that are not subject to the Notice of Disagreement. If a timely Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Buyer and Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04. During the thirty (30) calendar day period following the delivery of a Notice of Disagreement, Buyer and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement; provided that all negotiations between Buyer and Parent regarding the matters specified in such Notice of Disagreement will (unless otherwise agreed by Buyer and Parent) be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state rule. If Buyer and Parent have not resolved such matters at the end of such thirty (30) calendar day period, then Buyer and Parent shall promptly submit to an internationally recognized independent public accounting firm (the “Independent Expert”) for review any and all matters that remain in dispute and were included in the Notice of Disagreement. The Independent Expert shall be EY or, if such firm is unable or unwilling to act, such other internationally recognized independent public accounting firm as shall be agreed upon by Buyer and Parent, and, if Buyer and Parent are unable to so agree within ten (10) calendar days after the end of such thirty (30) calendar day period, then Buyer and Parent shall each select a firm and such firms shall jointly select a third internationally recognized independent public accounting firm to resolve the disputed matters. The parties shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) calendar days after the date of such submission. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items and shall provide interviews and answer questions as the Independent Expert may reasonably request in connection with its determination of such disputed items. In the event any party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings or presentations. Subject to the last sentence of Section 1.04(e), the terms of appointment and engagement of the Independent Expert shall be as agreed upon between Buyer and Parent in writing.

(c) In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties), and such review shall be limited to determining whether such items are calculated in accordance with the Accounting Principles or the applicable definitions contained in this Agreement and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements (unless a failure to follow the Accounting Principles with respect to the Financial Statements relates to a matter disputed in the Notice of Disagreement), (C) any determination as to the accuracy of the representations and warranties set forth in Section 2.08 or any other representation or warranty in this Agreement or (D) any determination as to compliance by any party with any of its respective covenants in this Agreement. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 1.04 shall be resolved as otherwise provided in this Agreement.

(d) The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(b) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Adjustment Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(b), (iv) include the proportionate allocations as provided in the last sentence of Section 1.04(e) and (v) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(e) Absent fraud, the resolution of disputed items by the Independent Expert shall be final and binding on the parties and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne equally by Buyer and Parent.

(f) The procedures set forth in this Section 1.04 for resolving any dispute over the amounts contemplated to be determined as set forth in this Section 1.04 shall be the sole and exclusive method for resolving such amounts with respect to the calculation of the Final Adjustment Amount.

SECTION 1.05 Payments of Adjustments to the Closing Payment.

(a) If the Adjustment Amount is positive, then within five (5) Business Days after determination thereof, Buyer shall pay (or cause to be paid) to Parent (or, at Parent’s election, and as a matter of convenience on behalf of Parent, any such Person as may be designated in writing by Parent within two (2) Business Days after such determination) by wire transfer of immediately available funds to an account(s) designated in writing by Parent within two (2) Business Days after such determination, an amount in cash equal to such Adjustment Amount (an “Adjustment Increase”).

(b) If the Adjustment Amount is negative, then within five (5) Business Days after determination thereof, Parent shall pay (or cause to be paid) to Buyer by wire transfer of immediately available funds to an account designated in writing by Buyer within two (2) Business Days after such determination, an amount in cash equal to the absolute value of such Adjustment Amount.

(c) Any payment made pursuant to Section 1.05(a) or Section 1.05(b) shall be accompanied by payment of interest on the absolute value of the applicable Adjustment Amount, at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of the first payment made pursuant to Section 1.05(a) or Section 1.05(b), as applicable.

(d) Any payment made pursuant to Section 1.05(a) or Section 1.05(b) shall be treated as an adjustment to the Cash Consideration for Tax purposes to the fullest extent permitted by applicable Law.

SECTION 1.06 Withholding. Parent, Buyer and their respective Subsidiaries and Affiliates will be entitled to deduct and withhold from any amounts otherwise payable in connection with this Agreement such amounts as may be required to be deducted or withheld pursuant to any applicable Law. Prior to making any deduction and withholding (excluding (i) any deduction or withholding in connection with a failure to furnish any documents under Section 1.03(b)(v), (ii) any backup withholding and (iii) any withholding in respect of amounts treated as compensation), the withholding party will (A) use commercially reasonable efforts to notify the Person in respect of which such deduction or withholding is to be made of the amounts subject to withholding as soon as reasonably practicable and prior to the anticipated date of payment and (B) use commercially reasonable efforts to provide such Person a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding. To the extent that amounts are deducted or withheld in accordance with this Section 1.06 and timely paid to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Buyer, as of the date hereof and as of the Closing, that, except as set forth in the Parent Disclosure Letter:

SECTION 2.01 Organization and Good Standing; Organizational Documents.

(a) Parent, each of the other Sellers and each Business Company (i) is (or, upon its creation, will be) duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation or organization, (ii) has (or, upon its formation, will have) full corporate or similar power and authority to own, lease and operate its properties and assets relating to the Business and to conduct the Business as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to be material to Parent, such Seller or such Business Company or to prevent, materially delay or materially impair the ability of Parent, each other Seller or each Business Company to perform their respective obligations under this Agreement or any other Transaction Documents or to consummate the Transactions, and (iii) is (or, upon its formation, will be) duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it relating to the Business or the nature of the Business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) (i) True and complete copies of the organizational or similar documents of each Business Company, as in effect on the date of this Agreement (or, in the case of any Business Company not yet formed, as in effect at such Business Company’s formation), have been (or, reasonably promptly upon formation, will be) made available to Buyer and (ii) each such organizational or similar document is (or, upon such Business Company’s formation, will be) in full force and effect and no Business Company is (or, upon such Business Company’s formation, will be) in violation of any provisions thereof, except for any failure to be in full force and effect or any violations of the provisions thereof, in each case, has not had, and would not, individually or in the aggregate, reasonably be expected to be material to such Business Company or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions.

SECTION 2.02 Authority; Execution and Delivery; Enforceability. Parent has all necessary corporate power and authority to execute and deliver this Agreement, and each of Parent, each other Seller and each Business Company has (or, upon formation, will have) all necessary corporate power and authority to execute and deliver any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent of this Agreement and the execution, delivery and performance by each of Parent, each other Seller and each Business Company of any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions have been (or upon formation, will be) duly authorized by all necessary corporate action by Parent, such Seller or such Business Company, as applicable, and no other approval, authorization or corporate action on the part of Parent to authorize this Agreement or on the part of each of Parent, any other Seller or any Business Company is necessary to authorize any other Transaction Document to which it is, or is specified to be, a party. This Agreement has been, and each other Transaction Document to which Parent, such Seller or such Business Company is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Parent, such Seller or such Business Company, as applicable. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Parent, each other Seller and each Business Company is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Parent, such Seller and such Business Company, as applicable, enforceable against Parent, such Seller and such Business Company, as applicable, in accordance with its terms, except as enforcement thereof may be limited against Parent, such Seller or such Business Company by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) as from time to time in effect, or (ii) the exercise by courts of equity powers (collectively, the “Enforceability Exceptions”). The Board of Directors of Parent has duly and validly adopted resolutions (i) determining that this Agreement and the Transactions are advisable and in the best interest of Parent and its stockholders and (ii) approving this Agreement and the Transactions upon the terms and subject to the conditions set forth in this Agreement.

SECTION 2.03 Capitalization. Section 2.03 of the Parent Disclosure Letter sets forth a true and correct list, as of (a) the date hereof and (b) immediately prior to the Closing after giving effect to the Internal Reorganization, in each case, of the authorized capitalization of each Transferred Company, the number of outstanding shares of each class of capital stock or other equity interest in each Transferred Company and the record and beneficial owners thereof. As of immediately prior to the Closing and after giving effect to the Internal Reorganization, each Seller will have good and valid title to the Transferred Equity Interests listed next to its name on Section 2.03 of the Parent Disclosure Letter, free and clear of any Liens other than transfer restrictions under applicable Securities Laws, and will be the record and the beneficial owner of all such Transferred Equity Interests. At the Closing, Buyer (or its applicable Affiliate) will acquire good and valid title to the Transferred Equity Interests, free and clear of any Liens other than transfer restrictions under applicable Securities Laws, and will be the record and beneficial owner of all such Transferred Equity Interests. Each Transferred Equity Interest is (or, upon issuance, will be) duly authorized, validly issued, fully paid, nonassessable (in each case, to the extent such concepts are applicable) and was (or, upon issuance, will be) issued in compliance with applicable Law, and has not been (or, upon issuance, will not be) issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of the applicable Transferred Company. There are no bonds, debentures, notes or other Indebtedness of any Transferred Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Transferred Equity Interests may vote. Except as set forth in Section 2.03 of the Parent Disclosure Letter, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which a Transferred Company is a party or by which it is bound obligating such Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, a Transferred Company. Section 2.03 of the Parent Disclosure Letter sets forth a true and complete list of each agreement to which Parent, any other Seller or any Transferred Company is a party with respect to the voting of the Transferred Equity Interests. There are no outstanding contractual obligations of any Transferred Company to repurchase, redeem or otherwise acquire any Transferred Equity Interests.

SECTION 2.04 Business Subsidiaries. Section 2.04 of the Parent Disclosure Letter sets forth a true and correct list, as of (a) the date hereof and (b) immediately prior to the Closing after giving effect to the Internal Reorganization, in each case, of each Business Subsidiary, its jurisdiction of organization and the percentage of its capital stock or other equity interests directly or indirectly held by a Transferred Company (for the avoidance of doubt, one hundred percent (100%) of the outstanding capital stock or other equity interests of each Business Subsidiary will, immediately prior to the Closing after giving effect to the Internal Reorganization, be owned directly or indirectly by a Transferred Company). All of the outstanding shares of capital stock of or other equity interests in each such Business Subsidiary are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concepts are applicable) and was issued in compliance with applicable Law, and will be wholly owned beneficially and of record immediately prior to the Closing after giving effect to the Internal Reorganization, directly or indirectly, by a Transferred Company, free and clear of Liens, other than Permitted Liens. Except for their respective interests in the Business Subsidiaries, none of the Transferred Companies will own, as of immediately prior to the Closing after giving effect to the Internal Reorganization, directly or indirectly, any capital stock or other equity or voting interests of any Person. There are no bonds, debentures, notes or other indebtedness of any Business Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of its capital stock or other equity or voting interests may vote. Except as set forth in Section 2.04 of the Parent Disclosure Letter, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which a Business Subsidiary is a party or by which it is bound obligating such Business Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, a Business Subsidiary. Section 2.04 of the Parent Disclosure Letter sets forth a true and complete list of each agreement to which Parent, any Seller, any Transferred Company or any Business Subsidiary is a party with respect to the voting of the capital stock or other equity or voting interests of any Business Subsidiary. There are no outstanding contractual obligations of any Business Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity or voting interests.

SECTION 2.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Parent of this Agreement does not, the execution and delivery by each of Parent, each other Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Parent, such Seller or such Business Company of this Agreement and each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, (i) conflict with or violate any provision of the organizational documents of Parent, any other Seller or any Business Company, (ii) assuming that all Consents contemplated by Section 2.05(b) below have been obtained, and all Filings described therein have been made, conflict with or violate any judgment, order, decree, writ, injunction or award of a Governmental Entity (“Order”) or any law (including common law), statute, ordinance, rule or regulation, including any Applicable Gaming Law (“Law”) applicable to Parent, any other Seller, any Business Company or the Business, (iii) assuming that all Consents contemplated by Section 2.05(b) below have been obtained, and all Filings described therein have been made, require any consent by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, modification, acceleration or cancellation of, any Material Contract or Consent (including, for the avoidance of doubt, under the Credit Documents), or (iv) result (immediately or with notice or lapse of time or both) in the creation of any pledge, lien, charge, mortgage, license, sublicense, restriction, encroachment, adverse claim, title defect (or similar irregularity), option, restriction on transfer (such as a right of first refusal or other similar right), covenant, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) (other than a Permitted Lien) on any property or asset of the Business, except in the case of clauses (ii), (iii) and (iv) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) The execution and delivery by Parent of this Agreement does not, the execution and delivery by Parent, each other Seller and each Business Company of each other Transaction Document to which it is, or is specified to be, a party will not, and the performance by Parent of this Agreement and by Parent, such Seller or such Business Company of each other Transaction Document to which it is, or is specified to be, a party and the consummation of the Transactions will not, require any consent, approval, authorization, license or permit (“Consent”) of, or filing with or notification to, or registration or qualification with (collectively, “Filings”), any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), except for (i) compliance with and filings under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable Antitrust Laws of any non-U.S. jurisdiction (collectively, “Foreign Antitrust Laws”), (ii) Consents of or Filings with any Gaming Regulatory Authority, (iii) the Filings required by Section 5.02, (iv) compliance with any applicable requirements of Securities Laws and the rules and regulations of the Stock Exchange and (v) such other Consents or Filings (A) required solely by reason of the participation of Buyer (as opposed to any third party) in the Transactions, including any requirements which become applicable to the Business Companies as a result of the specific regulatory status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to any business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged or (B) the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(c) Notwithstanding anything herein to the contrary, no Consent is required from any third-party or Governmental Entity to effect and consummate the Internal Reorganization except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, each other Seller and each Business Company to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions.

SECTION 2.06 Litigation; Orders; Investigations.

(a) There is no, and since January 1, 2019 there has not been any, claim, suit, action, investigation, audit, complaint, demand, petition, proceeding, litigation, administrative charge or arbitration (an “Action”) pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that relates to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, the other Sellers or the Business Subsidiaries to perform their respective obligations under any other Transaction Document to which they are, or are specified to be, a party or to consummate the Transactions, as applicable.

(b) There are no, and since January 1, 2019 there have not been any, Orders outstanding against Parent or any of its Subsidiaries that relate to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies taken as a whole, or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, the Sellers or the Business Subsidiaries to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions, as applicable.

(c) There is no, and since January 1, 2019 there has been no, pending or, to the Knowledge of Parent, threatened audit, examination or investigation by any Governmental Entity against Parent or any of its Subsidiaries that relates to the Business or against any Business Company that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies taken as a whole, or to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or of each of Parent, each other Seller or each Business Subsidiary to perform its obligations under any other Transaction Document to which it is, or is specified to be, a party or to consummate the Transactions, as applicable.

SECTION 2.07 Compliance.

(a) The Business Companies hold, or at the Closing will hold, all Consents of all Governmental Entities required to own, lease and operate their properties and assets relating to the Business and to conduct the Business as currently conducted and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole. No Action is pending or, to the Knowledge of Parent, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.

(b) The Business is, and since January 1, 2019 has been, conducted in compliance in all material respects with any applicable Law or Order. Since January 1, 2019, no Business Company has received notice of, or been formally charged by a Governmental Entity with, the violation of any applicable Law or Order that, individually or in the aggregate, is or would reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

SECTION 2.08 Financial Statements; Absence of Liabilities.

(a) Section 2.08(a) of the Parent Disclosure Letter sets forth true and correct copies of the Unaudited Financial Statements. The Unaudited Financial Statements have been prepared in accordance with GAAP and fairly present in all material respects the financial position, results of operations and cash flows of the Business as of and for the periods indicated therein, except as may be indicated in the notes thereto or, in the case of interim financial statements, for the absence of footnotes and for normal year-end adjustments, subject in each case to the Unaudited Financial Statements being prepared and presented on a “carve-out” basis from the consolidated financial statements of Parent. The Audited Financial Statements shall, when delivered pursuant to Section 5.22, be prepared in accordance with GAAP and fairly present in all material respects the financial position, results of operations and cash flows of the Business as of and for the periods indicated therein, except as may be indicated in the notes thereto or, in the case of interim financial statements, for the absence of footnotes and for normal year-end adjustments, subject in each case to the Audited Financial Statements being prepared and presented on a “carve-out” basis from the consolidated financial statements of Parent.

(b) The Business Companies and the Business are not subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, matured or unmatured, fixed or contingent or otherwise, except for those liabilities and obligations (i) disclosed, reflected or reserved against or provided for in the Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2021, (iii) as contemplated by this Agreement, the other Transaction Documents or otherwise incurred in connection with the Transactions, (iv) as would be incurred by the Business Companies pursuant to the Internal Reorganization, (v) that are for executory obligations for performance, but not breach, under Contracts made available to Buyer, (vi) as relate to Taxes incurred in the ordinary course of business since the date covered by the applicable Financial Statements or (vii) that would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole. The Business Companies have no indebtedness for borrowed money, no Business Company is a guarantor with respect to any such indebtedness of any other Person and the assets and properties of the Business Companies are not subject to any Liens with respect to any such indebtedness.

(c) None of Parent, any Seller or any Business Company or, to the Knowledge of Parent, any employee of the foregoing or any of the foregoing’s independent auditors has identified or been made aware of (i) any fraud that involves the management or other employees of Parent or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Business Companies or the Business or (ii) any claim or allegation regarding the foregoing.

SECTION 2.09 Absence of Certain Changes.

(a) Since June 30, 2021, there has not been any Business Material Adverse Effect.

(b) From June 30, 2021 to the date of this Agreement, the Business has been conducted in the ordinary course of business in all material respects and Parent and its Subsidiaries have not taken any action relating to the Business which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Buyer, would constitute a breach of clause (ii), (iii), (iv), (v), (vi), (vii), (viii), (xii), (xiii), (xiv), (xv) or (xix) of Section 4.01(b).

SECTION 2.10 Taxes.

(a) All material Tax Returns of the Business Companies or with respect to Taxes for which the Business Companies may be liable that are required by Law to be filed have been timely filed (taking into account any extensions), all such Tax Returns are true, complete and accurate in all material respects. All Taxes of the Business Companies or with respect to which the Business Companies may be liable that are due and payable, whether or not such Taxes are shown as due on such Tax Returns, have been paid. Any reference to Taxes for which any Business Company may be liable in this Section 2.10 (or similar references) shall include any such Taxes for which a Business Company may be liable after taking into account the effects of the Internal Reorganization. Since June 30, 2021, no Business Company has incurred any material liability for Taxes outside the ordinary course of business (excluding any liabilities incurred in connection with the transactions contemplated by this Agreement).

(b) No deficiency, assessment or other claim with respect to material Taxes of the Business Companies or material Taxes for which the Business Companies may be liable has been asserted, which deficiency has not been paid, settled or withdrawn with no further liability. None of the Business Companies (or any other Person conducting the Business) has received notice from a Governmental Entity in a jurisdiction where a Business Company or such other Person does not file a Tax Return claiming that the Business Company or such other Person is or may be subject to taxation by that jurisdiction that would be the subject of such Tax Return.

(c) There are no Liens (other than statutory Liens for Taxes not yet due or payable) for material Taxes on the assets of any of the Business Companies or any assets used or held for use in the Business.

(d) There are no material Tax Proceedings by a Governmental Entity pending or, to the Knowledge of Parent, threatened with respect to any of the Business Companies or Taxes for which any Business Company may be liable. There has been no waiver of any statute of limitations or extension of time with respect to any material Tax assessment or deficiency in connection with any such Tax Proceedings, nor has any request been made for any such waiver or extension.

(e) All Business Companies (and all other withholding agents, with respect to any Taxes for which any Business Company may be liable) have withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid by any of them (or such other withholding agents) in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other party and have complied in all material respects with all Laws relating to the reporting, payment, and withholding of Taxes and the Business Companies (and all other Persons, with respect to any Taxes for which the Business Companies may be liable) have complied in all material respects with Laws relating to the collection and remittance of sales, use, value added or similar Taxes.

(f) (i) No Business Company is a party to, bound by or has any similar obligation under any material Tax sharing, indemnification, allocation agreement or similar contract or arrangement (excluding (A) any such agreement or arrangement entered into in the ordinary course of business with unrelated Persons that is a customary commercial contract the primary purpose of which is not Taxes and (B) any such agreement, contract or arrangement solely between or among any Business Companies that is not material or will be terminated prior to the Closing with no further liability or obligation to any party thereto (each agreement, contract or arrangement described in the foregoing clauses (A) and (B), “Ordinary Course Contracts”)), (ii) no Business Company has ever been a member of an affiliated, combined, consolidated or similar Tax group (other than a U.S. Federal income Tax consolidated group the common parent of which is Parent), and (iii) no Business Company has any material liability for the Taxes of another Person under applicable Law (including Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law)), as a transferee or successor, by Contract or otherwise (except, in each case with respect to this clause (iii), for liabilities pursuant to Ordinary Course Contracts).

(g) No Business Company has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4.

(h) The entity classification election of each Business Company for U.S. federal income tax purposes (as of the date of this Agreement and as of the Closing) is set forth on Section 2.10(h) of the Parent Disclosure Letter.

(i) In the five year period prior to the date hereof, no Business Company or any of its predecessors has been a party to any transaction intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(j) No Business Company will be required to include or accelerate any material item of income in, or exclude or defer any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition on or prior to the Closing Date, (ii) accounting method change or agreement with any Governmental Entity filed or made on or prior to the Closing Date or use of an improper method of accounting on or prior to the Closing Date, (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing, (iv) intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) or (v) election under Section 108(i) (or any corresponding provision of state, local or foreign Tax Law). No Business Company has any liability in connection with Section 965 of the Code. No Business Company that is (or is a Subsidiary of a Business Company that is) organized under the laws of a jurisdiction outside the United States, will, immediately after the Closing, hold any assets which constitute “United States property” within the meaning of Section 956 of the Code. No Business Company is or has ever been subject to the dual consolidated loss provisions of the Code. The Transactions will not cause an adjustment to the basis of any asset or attribute of any Business Company under Treasury Regulation Section 1.1502-36(d) (or any similar provision of applicable Law).

(k) No Business Company has had a branch or permanent establishment or otherwise become subject to income Tax jurisdiction in a country (or political subdivision thereof or therein) other than the country of its incorporation or organization.

(l) None of the assets of the Business Companies are “tax-exempt use property” within the meaning of Section 168(h) of the Code, are “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, are subject to Section 197(f)(9) of the Code or the Treasury Regulations thereunder, secure any debt the interest of which is tax-exempt under Section 103(a) of the Code or are subject to a “section 467 rental agreement” within the meaning of Section 467 of the Code (or in each case, similar or corresponding provisions of applicable state, local or foreign Tax Law).

(m) No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Business Employee, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Business Employee, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. No Business Employee is entitled to receive any gross-up or additional payment or benefit in connection with the Tax imposed under Section 409A or 4999 of the Code or otherwise. Except as expressly provided in this Agreement, the delivery, negotiation, execution and consummation of the Transactions will not, either alone or in combination with another event or circumstance (including the termination of service of any service provider), result in the payment of any “parachute payment” (as defined in Section 280G(b)(1) of the Code).

(n) No register in respect of the Transferred Equity Interests is kept in the United Kingdom by or on behalf of OB Tech Newco Target.

SECTION 2.11 Title to Properties.

(a) Section 2.11(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property leased or subleased by Parent or any of its Subsidiaries (solely to the extent related to the Business) (as lessee or sublessee) (the “Leased Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Business Companies have, or at the Closing will have, with respect to each Leased Real Property, a good and valid leasehold interest in such property, in each case free and clear of all Liens, except for Permitted Liens.

(b) Section 2.11(b) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property owned in fee by Parent or any of its Subsidiaries (solely to the extent related to the Business) (the “Owned Real Property”). The Business Companies have, or at the Closing will have, good and marketable title to all of the Owned Real Property, free and clear of any Liens other than Permitted Liens. There are no leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Owned Real Property and there are no outstanding options or rights of first refusal to purchase the Owned Real Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, the Business Companies have, or at the Closing will have, good title to, or a valid leasehold interest in, all tangible personal properties and assets of the Business, in each case free and clear of all Liens, except for Permitted Liens. All such tangible personal properties and assets are in good working condition (ordinary wear and tear excepted) capable of performing the functions for the Business for which they are used in all material respects.

SECTION 2.12 Business Employees and Employee Benefit Plans.

(a) Section 2.12(a) of the Parent Disclosure Letter contains a complete and accurate list, as of the date of this Agreement, of each material Benefit Plan (including all Assumed Benefit Plans and Business Employee Arrangements).

(b) With respect to each material Benefit Plan (including, for the avoidance of doubt, all Benefit Plans described in Section 2.12(h) of the Parent Disclosure Letter), Parent has made available to Buyer true and complete copies of (as applicable), as of the date of this Agreement: (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any material amendment thereto, other than any document that Parent is prohibited from making available to Buyer as a result of applicable Law relating to the safeguarding of data privacy; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on IRS Form 5500 (or comparable form); and (iv) all non-routine correspondence with respect to any Benefit Plan with a Governmental Entity to the extent affecting any Business Employee or any Business Company.

(c) No Business Company sponsors, maintains, contributes to or is required to maintain or contribute to (or in the past six (6) years has sponsored, maintained, contributed to or been required to maintain or contribute to), or has any actual or contingent liability (including as a result of any ERISA Affiliate) under or otherwise related to, (i) any multiemployer plan as defined in Section 3(37) and 4001(a)(3) of ERISA, (ii) any “employee pension benefit plan” as defined in Section 3(2) of ERISA, (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or (iv) any “multiple employer plan” (within the meaning of ERISA and the Code or any “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA). No Assumed Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(d) With respect to the Business Employees, (i) each Benefit Plan has been operated and administered in all respects in accordance with its terms and applicable Law, including ERISA and the Code, (ii) all contributions or payments due to date under the Benefit Plans have been made timely and in compliance with the terms of such Benefit Plans and applicable Law, and (iii) all premiums due or payable with respect to insurance policies relating to the participation in such Benefit Plans have been timely paid in full, except in each case, for instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of Parent, threatened in writing by or on behalf of any Business Employee or beneficiary or dependent thereof covered under any Benefit Plan (other than routine claims for benefits).

(e) Each Assumed Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and (i) has received a favorable determination or opinion letter as to its qualification, a copy of which has been made available to Buyer, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor, a copy of which has been made available to Buyer, or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the Knowledge of Parent, the IRS has not taken any action to revoke such determination or opinion letter and there are no facts or circumstances that would be reasonably likely to result in the revocation of, or otherwise adversely affect, the qualified status for any such Assumed Benefit Plan. No Assumed Benefit Plan or, to the Knowledge of Parent, fiduciary or administrator of such Assumed Benefit Plan has taken any action, or failed to take any action, which action or failure could subject Buyer or any of its Affiliates or any Business Employee to any liability for any prohibited transaction (as defined in ERISA or the Code), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(f) No Benefit Plan provides retiree medical, life insurance or other post-retirement welfare benefits to any Business Employee, other than coverage (i) mandated solely by applicable Law or (ii) the future cost of which is borne solely by the applicable employee or former employee (or his or her beneficiaries). No Business Company has incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(g) All Assumed Benefit Plans that are maintained outside of the United States that provide benefits in respect of any Business Employee who is primarily based outside of the United States (i) have since January 1, 2019 been maintained in accordance with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet (and have met since January 1, 2019) all the requirements for such treatment and no facts or circumstances exist that could adversely affect such qualified treatment and (iii) if they are required or intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except, in the case of the foregoing clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(h) Except as expressly provided in this Agreement or as set forth on Section 2.12(h) of the Parent Disclosure Letter, the delivery, negotiation, execution and consummation of the Transactions will not, either alone or in combination with another event (including the termination of service of any service provider), (i) entitle any Business Employee to any compensation, benefit, severance pay or any other payment under any Benefit Plan, (ii) result in the acceleration of the time of payment or vesting, trigger the funding or increase the amount of compensation (including loan forgiveness) due to any Business Employee (or any beneficiary or dependent thereof) under any Benefit Plan, or (iii) result in any breach or violation of or default under or limit Parent’s or Buyer’s right to amend, modify or terminate any Assumed Benefit Plan or related trust.

(i) Section 2.12(i) of the Parent Disclosure Letter sets forth for each outstanding equity or equity-based award granted by Parent or any of its Affiliates held by any Business Employee, as of the date of this Agreement (A) the type of equity award, (B) the name of the holder of such equity award, (C) the number of shares subject to such equity award, and (D) the date of grant of such equity award.

(j) No Business Company has given and or has been required to give notice of any redundancies to the Secretary of State for Business, Innovation and Skills (United Kingdom), or started or been required to give notifications to or start consultations with any employees’ representatives under the United Kingdom’s Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or equivalent Laws in other jurisdictions in connection with the Transactions.

(k) No Business Employee transferred into employment with their current employer pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 of the United Kingdom, or equivalent legislation in other European jurisdictions, in circumstances where prior to that transfer the individual was a member of a defined benefit pension plan.

(l) No Affiliate of Parent has in the six (6) years prior to the date of this Agreement been connected with or an associate of (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

SECTION 2.13 Labor Relations. Section 2.13 of the Parent Disclosure Letter sets forth a complete and accurate list of each Business Employee’s (i) job title, (ii) employing entity, (iii) date of hire, (iv) primary work location (country, state (if in the U.S.) and city (unless remote)), (v) base pay type (salary or hourly), (vi) base salary or hourly rate and (vii) status as active or inactive. As of the date of this Agreement, there are no Collective Bargaining Agreements and there have been no such agreements since January 1, 2019. As of the date of this Agreement there is no (and, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, since January 1, 2019, there have not been any) labor strike or material dispute, slowdown, stoppage, lockout or unfair labor practice charge actually pending or, to the Knowledge of Parent, threatened affecting the Business or that involves any Business Employees. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, with respect to the Business Employees, or any other current or former employees or independent contractors or any labor or employment-related decisions or practices of the Business Companies, (a) Parent and its Affiliates are and have, since January 1, 2019, been, in material compliance with all applicable Orders and Laws relating to labor, employment and employment practices, including as relates to terms and conditions of employment, wages, hours of work and occupational safety and health (including but not limited to wages and hours, the calculation of holiday pay and equal pay) and (b) to the Knowledge of Parent, there are no investigations by any Governmental Entity with respect to any labor or employment practices of Parent or its Affiliates.

SECTION 2.14 Intellectual Property.

(a) Section 2.14(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material item of Registered Intellectual Property owned by any Business Company, which such Section 2.14(a) sets forth: (i) for each patent and patent application, the number, registration or application date and country of issuance or filing; (ii) for each registration and application for each trademark, service mark, logo, and trade name, the owner, the application/serial number or registration number, registration or application date, country of issuance or filing and status; (iii) for each registered copyright and application for a copyright registration, the title, owner, registration number, application number, issuance and filing date and country of filing; and (iv) for each Internet domain name, the Internet domain name registration. The Owned Intellectual Property is subsisting and, to the Knowledge of Parent, valid and enforceable, and the Registered Intellectual Property has not been cancelled, expired or abandoned.

(b) Except as set forth on Section 2.14(b) of the Parent Disclosure Letter, the Business Companies solely and exclusively own, or at the Closing will solely and exclusively own, all right, title and interest (including the right to enforce) in and to each item of Owned Intellectual Property, or are licensed or otherwise have the right to use, or at the Closing will be licensed or otherwise have the right to use, all Non-Owned Intellectual Property and any other Intellectual Property necessary to conduct the Business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole; provided that nothing in this Section 2.14(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any such Intellectual Property, which is the subject of Section 2.14(g). All of the Owned Intellectual Property is free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(c) Parent and its Subsidiaries (to the extent related to the Business) have taken commercially reasonable steps in accordance with customary industry practice to obtain, maintain, police and protect the Business Intellectual Property and to maintain and protect the confidentiality of any material trade secrets and other material confidential information included in the Owned Intellectual Property.

(d) Parent and its Subsidiaries (to the extent related to the Business) require and have required that all current and former employees, consultants and contractors of the Business Companies and other Persons that have participated in the creation or development of any material Intellectual Property for any Business Company (“Contributors”) execute valid and enforceable agreements in which they presently assign all of their rights in and to such Intellectual Property to a Business Company and agree to maintain the confidentiality of such Intellectual Property and in substantially the form of such agreement made available to Buyer. Except as would not reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, all invention, creation, development, design and modification of Owned Intellectual Property was undertaken by Contributors within the scope of their engagement. No Business Company and, to the Knowledge of Parent, no other party to any such agreement is in material breach thereof. Except as would not reasonably be expected to be material to the Business and/or the Business Companies, taken as a whole, no current or former Contributor owns any Intellectual Property used or held for use by any Business Company. No Person has asserted to Parent in writing that such Person has any right, title interest or other claim in, or the right to receive any royalties or other consideration with respect to any material Business Intellectual Property.

(e) To the Knowledge of Parent, at no time during the conception or reduction to practice of any Owned Intellectual Property was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Entity, educational institution or private source, performing research sponsored by any Governmental Entity, educational institution or private source, utilizing the facilities of any Governmental Entity or educational institution, or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, the Business Companies own, or at the Closing will own, or are licensed or otherwise have the right to use, or at the Closing will be licensed or otherwise have the right to use, all Business Intellectual Property and any other Intellectual Property necessary to conduct the Business as presently conducted.

(g) The conduct of the Business as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and, at all times since January 1, 2019, has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. As of the date of this Agreement, no claims are pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that any Business Intellectual Property is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, except any claims that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect. To the Knowledge of Parent, as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating the rights of Parent and its Subsidiaries with respect to any Business Intellectual Property in a manner that, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect.

(h) No Open Source has been modified or distributed by or on behalf of any of the Business Companies in a manner that would require such Business Company to (i) require the contribution, sale, licensing, provision or public disclosure to any Person of any Source Code that constitutes Owned Intellectual Property, (ii) permit any Owned Intellectual Property or products of the Business Companies to be reverse engineered, reverse assembled or disassembled (other than by operation of law) or (iii) impose limitations on the right to require royalty payments from or restrict further distribution of such software, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(i) No Source Code that constitutes Owned Intellectual Property has been delivered, licensed, or made available to any Person, other than to any escrow agent or a contractor, consultant or developer subject to a confidentiality obligation. No event has occurred, and no circumstance or condition exists, that, with or without notice or lapse of time, will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Source Code included in the Owned Intellectual Property to any other Person.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, all Information Technology Systems operate and perform in accordance with their documentation and functional specifications and otherwise necessary to conduct the Business as presently conducted, and are free of (i) any critical defects, including any critical error or critical omission in the processing of any transactions and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or hardware components that would cause unauthorized access or the unauthorized disruption, impairment, disablement or erasure of any Information Technology Systems or Business Intellectual Property (or any parts thereof) or data or other Software of users (“Contaminants”). Each Business Company takes and has taken commercially reasonable steps and implements and has implemented commercially reasonable procedures, intended to ensure that the Information Technology Systems used in connection with the operation of the Business are free from material Contaminants. Each Business Company has commercially reasonable disaster recovery plans, procedures and facilities for the Business, and takes and has taken commercially reasonable steps to safeguard the Information Technology Systems. To the Knowledge of Parent, since January 1, 2019, there have been no material unauthorized intrusions or breaches of the security of any Information Technology Systems. Since January 1, 2019, each Business Company has implemented security patches or upgrades that are generally available for the Information Technology Systems. No Business Company has experienced any material accidental loss, alteration, disclosure or destruction of, misuse of, unauthorized third party access to, or damage to, data held or processed by or on behalf of any of any Business Company’s customers or employees, and the Information Technology Systems have not otherwise materially malfunctioned or failed.

SECTION 2.15 Data Privacy and Security.

(a) The Business Companies are, and since January 1, 2019 have been in compliance with, and, to the Knowledge of Parent, its Processors have at all times complied with, all Privacy Laws, applicable privacy and data security requirements of contracts, and applicable internal and external written policies, procedures, notices and statements applicable to the Business Companies relating to Personal Information, privacy and/or data security practices (collectively, “Privacy Obligations”), except, in each case, as would not reasonably be expected to be material to the Business or to the Business Companies, taken as a whole. Since May 25, 2018, the Business Companies have had written contracts in place with third parties processing Personal Information and/or other data for or on behalf of the Parent and its Subsidiaries in connection with the Business (“Processors”), its customers and any other Party that shares Personal Information with the Parent or its Subsidiaries, that are materially consistent with all requirements of the Privacy Obligations.

(b) Parent and its Subsidiaries (to the extent related to the Business) and the Business Companies maintain, and have required all Processors to maintain, physical, technical, and administrative security measures of Parent and its Subsidiaries appropriate to the relevant risks to protect all Personal Information and other data owned, stored, used, maintained or controlled by or on behalf of the Parent or its Subsidiaries in connection with the Business from and against any unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure (“Security Incident”). Since May 25, 2018, Parent and its Subsidiaries (to the extent related to the Business) and the Business Companies have not: (i) suffered any Security Incident; or (ii) received any notice or written communication from any Governmental Entity or other Person (A) in relation to any Security Incident and/or Privacy Obligation or (B) stating that such entity is the subject of any audit, inquiry, investigation or enforcement action in relation to any Security Incident and/or Privacy Obligation, and, to the Knowledge of Parent, no Business Company has otherwise been the subject of any such action.

(c) Where the Business Companies process Personal Information for and on behalf of another entity, Parent and its Subsidiaries have (i) processes in place to ensure they only process Personal Information on the written instructions of the data controller (unless otherwise required by applicable Law) and only a minimal amount of Personal Information necessary to provide the services, and (ii) contractual commitments from such entity that the entity provided notice of the Personal Information being used and shared with Parent and/or its Subsidiaries consistent with Privacy Obligations. None of Parent or its Subsidiaries (to the extent related to the Business) or the Business Companies have received any written notice from any of their respective Processors of any Security Incident related to the Business.

(d) The execution, delivery, and performance of this Agreement and the consummation of the Transactions do not and will not: (i) conflict with or result in a material violation or breach of any Privacy Obligations; (ii) require the consent of or notice to any person concerning such person’s Personal Information; or (iii) prohibit the transfer of and/or limit the ability to use Personal Information in the possession or control of the Parent and Subsidiaries to Buyer. For the avoidance of doubt, the parties intend that all Personal Information held or controlled by Parent and its Subsidiaries in connection with the Business is an asset that will be transferred as part of the Transactions.

SECTION 2.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole: (i) no notice, notification, demand, request for information, citation, summons or order has been received by, and no Action is pending or, to the Knowledge of Parent, threatened by any Governmental Entity or other Person against, Parent or any of its Subsidiaries (to the extent relating to the Business) or against a Business Company alleging or relating to violation of or liability under any Environmental Law; (ii) Parent and its Subsidiaries (to the extent relating to the Business) and the Business Companies are and since January 1, 2019 have been in compliance with all Environmental Laws and all Environmental Permits; (iii) no Business Company is conducting or paying for any responsive or corrective action under any Environmental Law at any location; and (iv) neither Parent or any of its Subsidiaries (to the extent relating to the Business) nor any Business Company is party to any Order that imposes any obligations under any Environmental Law.

SECTION 2.17 Material Contracts.

(a) Section 2.17(a) of the Parent Disclosure Letter sets forth a true and correct list, as of the date of this Agreement, of each of the following Contracts in effect as of the date of this Agreement to which Parent or any of its Subsidiaries (to the extent relating to the Business) or any Business Company is party or is bound, excluding (i) any Benefit Plan and (ii) any Contract that is not primarily related to the Business that will be assigned to Parent or any of its Subsidiaries (other than the Business Companies) in connection with the Internal Reorganization and for which the Business Companies and the Business will be subject to no liability after the Closing (each Contract required to be so listed on Section 2.17(a) of the Parent Disclosure Letter, together with each other Contract entered into after the date of this Agreement in accordance with the terms hereof that would otherwise have been included on Section 2.17(a) of the Parent Disclosure Letter if entered into prior to the date of this Agreement, the “Material Contracts”):

(i) Contracts that involve the payment or receipt of more than $3,000,000 in the aggregate, to or from any Person together with each of such Person’s Affiliates, during the year ended December 31, 2020 (or that are expected to involve payments in excess of such amount during the year ending December 31, 2021);

(ii) Contracts (including any mortgages, deeds of trusts, indentures, guarantees, loans or credit agreements and security agreements) (A) relating to indebtedness for borrowed money in excess of $5,000,000, other than, in each case, Permitted Liens, (B) evidencing letters of credit, performance bonds, hedge agreements, bankers acceptances or similar obligations (in each case, whether or not drawn) and (C) intercompany indebtedness between the Business Companies;

(iii) partnership, joint venture, profit sharing or other similar Contracts;

(iv) Contracts (A) containing non-competition restrictions or similar restrictions with respect to any geographic area, business or market, (B) containing exclusivity arrangements, rights of first refusal, rights of first offer or rights of first negotiation, “most favored nation” clauses or similar provisions, (C) agreements with vendors, suppliers or service providers containing any “take or pay” clauses or (D) containing any non-solicit or similar restrictions with respect to any customer, employee, vendor, supplier or service provider, in each case, where such restriction or obligation is binding upon the Business and/or the Business Companies and/or their Affiliates;

(v) Contracts providing for any merger or business combination or the acquisition or disposition of any business, division, stock or assets (whether completed or pending) and under which a Business Company has an obligation with respect to an “earn out” or contingent purchase price or other ongoing obligation, in each case, equal to or greater than $1,000,000;

(vi) Contracts providing for the pending or proposed acquisition or disposition of any asset or property relating to the Business of an amount equal to or greater than $1,000,000;

(vii) Contracts providing for continuing material indemnification obligations;

(viii) Contracts pursuant to which any Person has been granted any license of any material Business Intellectual Property, other than non-exclusive licenses entered into by the Business Companies in the ordinary course of business;

(ix) Contracts pursuant to which any Business Company or the Business has been granted any license of any material Intellectual Property, other than licenses for commercially available “off-the-shelf” software at an annual price not exceeding $250,000, individually or in the aggregate;

(x) Contracts providing for the development, distribution, modification, or delivery, deposit into escrow, or release from escrow of any Business Intellectual Property, independently or jointly, by or for the Business Companies or that otherwise materially affects the use or enforcement by Parent or any Business Company of any Business Intellectual Property (including any release, immunity from suit, settlement agreement, trademark co-existence agreement, or covenant not to assert) (other than Contracts with employees, consultants or independent contractors of the Business Companies that are on the Business Companies’ standard forms);

(xi) Leases and subleases demising the Leased Real Property;

(xii) Contracts that grant a Lien (other than a Permitted Lien) on any material asset or property of the Business Companies or the Business;

(xiii) Affiliate Contracts;

(xiv) Contracts with a Key Customer;

(xv) Contracts with a Key Supplier;

(xvi) Contracts relating to any future capital expenditures by the Business or any Business Company in excess of $2,500,000 in the aggregate over the next twelve (12) months;

(xvii) Contracts with a Governmental Entity;

(xviii) any Contract relating to the settlement or conciliation of any Action since January 1, 2019 and providing for payment by any Business Company in excess of $5,000,000 or pursuant to which any Business Company will have any outstanding obligation after the date hereof;

(xix) Contracts granting any put, call, right of first refusal, right of first offer or similar right with respect to any material asset, right or property of the Business;

(xx) Contracts for hedging or similar derivative transactions; and

(xxi) any agreement or commitment to enter into any of the foregoing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole, (i) each such Material Contract is valid and binding on Parent or its applicable Subsidiary party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) none of Parent or its applicable Subsidiary party thereto is in default under any Material Contract or has received notice of any asserted default by Parent or its applicable Subsidiary party thereto under any Material Contract, (iii) no other party to such Material Contract is, to the Knowledge of Parent, in default in any respect thereunder and (iv) none of Parent or its Subsidiaries has received notice from any counterparty to a Material Contract that such counterparty intends to terminate, not renew, or renegotiate in any material respect the terms of, any such Material Contract. No event has occurred which, with or without the lapse of time or giving of notice, or both, would reasonably be expected to result in a breach of or default under any Material Contract, give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract or the right to accelerate the performance of any obligation under, or cancel, modify or terminate, any Material Contract, except, in each case, as would not reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(c) Parent has made available to Buyer true, complete and correct copies of each Material Contract in effect as of the date of this Agreement.

SECTION 2.18 Significant Customers and Vendors. Section 2.18 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and correct list of (a) the ten (10) largest customers (meaning any certain customer together with each of its Affiliates on an aggregated basis) of the Business, taken as a whole in terms of revenue generated from each such customer during the twelve (12) months ended June 30, 2021 (collectively the “Key Customers” and each a “Key Customer”) and (b) the ten (10) largest vendors, suppliers or service providers (meaning any certain vendor, supplier or service provider together with each of its Affiliates on an aggregated basis) of the Business, taken as a whole, in terms of purchases or payments (by value) made by the Business Companies during the twelve (12) months ended June 30, 2021 (collectively the “Key Suppliers” and each a “Key Supplier”). As of the date of this Agreement, there has not been any notice from any Key Customer or Key Supplier that such Key Customer or Key Supplier has terminated or canceled or intends to terminate or cancel or materially modify, reduce or alter its relationship with the Business.

SECTION 2.19 Brokers. No broker, finder, investment banker or other Person (other than Oakvale Capital LLP and Macquarie Capital (USA) Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent or the Sellers or any of their respective directors, officers or employees.

SECTION 2.20 Gaming. (a) As of the date hereof, neither Parent nor any of its Subsidiaries has (i) made any application for a license, certificate, registration or finding of suitability from any Gaming Regulatory Authority related to the Business that has not been issued, granted or given (for whatever reason) or (ii) withdrawn any such application (for whatever reason), in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(b) Where required to do so under Applicable Gaming Law or as requested by any Gaming Regulatory Authority, all relevant directors, officers, employees and contractors of the Business Companies have obtained and hold, or at the Closing will have obtained and hold, personal management licenses (or jurisdictional equivalent license) and those licenses are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(c) The Business is not being, and since January 1, 2019 has not been, conducted in violation of any Applicable Gaming Laws of any jurisdictions in which it holds a Business Companies Relevant License, except for violations that would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(d) No Business Company has been or is subject to any investigation, inquiry or criminal proceeding or other disciplinary action, whether pending or, to the Knowledge of Parent, threatened, relating to Applicable Gaming Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

SECTION 2.21 Anti-Corruption; Sanctions; Import and Export Control Laws. (a) Parent and its Subsidiaries (solely to the extent related to the Business) and the Business Companies, their respective directors, managers, officers, employees and, to the Knowledge of Parent, their Representatives authorized to act on their behalf are, and have been throughout the past five (5) years, in compliance with the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act, and all other applicable anti-bribery and anti-corruption Laws. At all times during the past five (5) years, Parent and its Subsidiaries and the Business Companies have maintained and enforced policies and procedures designed to promote and ensure compliance with applicable Anti-Corruption Laws.

(b) Parent and its Subsidiaries (to the extent related to the Business) and the Business Companies are, and have throughout the past five (5) years, in compliance with Trade Laws and Sanctions. There are no Sanctions-related or Trade Law-related Actions pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries (to the extent related to the Business) or the Business Companies or, to the Knowledge of Parent, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity that would, individually or in the aggregate, reasonably be expected to be material to the Business or to the Business Companies, taken as a whole.

(c) (i) None of Parent or any of its Subsidiaries (to the extent related to the Business) or the Business Companies has engaged within the past five (5) years in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with or involving a Sanctioned Person, and (ii) none of Parent or any of its Subsidiaries (to the extent related to the Business) or the Business Companies, or any director, manager, officer or employee thereof, is or has been during the past five (5) years a Sanctioned Person.

SECTION 2.22 Sufficiency of Assets. On the Closing Date, the assets owned, leased or licensed by the Business Companies (including pursuant to the Fusion License Agreement), together with the rights granted or services to be provided by Parent and its Subsidiaries (other than the Business Companies) to the Business Companies pursuant to the Transition Services Agreement, will constitute all of the assets, rights, title, interest and properties that are necessary for the Business Companies to operate the Business substantially in the manner in which it is conducted on the date hereof and as it will be conducted as of immediately prior to the Closing.

SECTION 2.23 Investment Purpose. The Sellers are acquiring the Buyer Pubco Class A Common Shares issued hereunder for their own accounts only and not with a view to (or for) resale in connection with any public sale or distribution thereof. The Sellers acknowledge that the Buyer Pubco Class A Common Shares issued hereunder are not registered under the Securities Act or any state or foreign securities laws, and that the Buyer Pubco Class A Common Shares issued hereunder may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state and foreign securities laws and regulations, as applicable.

SECTION 2.24 Affiliate Transactions. Except as set forth on Section 2.24 of the Parent Disclosure Letter, (i) there are no Affiliate Contracts and (ii) no officer, employee or director of Parent or any Seller (A) is a party to any Contract, or has a business relationship, with any Business Company (other than any such employment or service Contract or relationship) or (B) owns or has the right to use any material asset or property of the Business.

SECTION 2.25 No Additional Representations; No Reliance. (a) Parent acknowledges and agrees that except for the representations and warranties made by Buyer in Article III or in any certificate delivered pursuant to this Agreement, neither Buyer nor any other Person makes any other express or implied representation or warranty with respect to Buyer and its Affiliates and their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects. Neither Buyer nor any other Person will have or be subject to any liability or other obligation to Parent, its Representatives or any Person resulting from the use by Parent or any of its Representatives of any information, unless any such information is expressly and specifically included in a representation or warranty contained in Article III or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate. Buyer disclaims any and all other representations and warranties, whether express or implied, and Parent expressly disclaims reliance on any such other representations or warranties.

(b) Notwithstanding anything to the contrary contained in this Agreement or the other Transaction Documents, it is the explicit intent of the parties hereto that Buyer is not making any representation or warranty whatsoever, express or implied, beyond those expressly and specifically given in Article III or in any certificate delivered pursuant to this Agreement, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the capital stock or any of the assets of Buyer, and Parent expressly disclaims reliance on any representation or warranty beyond those expressly and specifically given in Article III or in any certificate delivered pursuant to this Agreement.

(c) In furtherance of the foregoing, Parent acknowledges and represents that it is not relying on any representation or warranty Buyer other than those representations and warranties expressly and specifically set forth in Article III or in any certificate delivered pursuant to this Agreement. Parent acknowledges that it is a sophisticated party and has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of Buyer, and in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly and specifically set forth in Article III or in any certificate delivered pursuant to this Agreement.

(d) Notwithstanding anything herein to the contrary, nothing in this Section 2.25 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

SECTION 2.26 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article II or in any certificate delivered pursuant to this Agreement, none of Parent, the other Sellers, the Business Companies or any other Person makes any other express or implied representation or warranty with respect to Parent, the other Sellers, the Business Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business Companies or the Business, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, none of Parent, the other Sellers, the Business Companies or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Business Companies or the Business or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects or (b) except for the representations and warranties made by Parent in this Article II or in any certificate delivered pursuant to this Agreement, any oral or written information presented to Buyer or any of its Representatives in the course of their due diligence investigation of the Business Companies and the Business, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions. None of Parent, the other Sellers, the Business Companies or any other Person will have or be subject to any liability or other obligation to Buyer or any of its Representatives or any other Person resulting from the consummation of the Transactions or Buyer’s use by any of its Representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer or its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in this Article II or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate. Parent and each of the other Sellers and the Business Companies disclaim any and all other representations and warranties, whether express or implied. Notwithstanding anything herein to the contrary, nothing in this Section 2.26 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Parent, as of the date hereof and as of the Closing, that, except as set forth in the Buyer Disclosure Letter:

SECTION 3.01 Organization, Standing and Power; Organizational Documents. (a) Buyer (i) is duly organized, validly existing and in good standing (in each case, to the extent such concept is applicable) under the laws of its jurisdiction of organization, (ii) has full corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, and (iii) is duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) True and complete copies of the organizational or similar documents of Buyer Pubco, as in effect on the date of this Agreement, are included in the Buyer Pubco SEC Reports.

SECTION 3.02 Authority; Execution and Delivery; Enforceability. (a) Buyer has all necessary corporate or similar power and authority to execute and deliver this Agreement and any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions, have been duly authorized by all necessary corporate or similar action by Buyer and no other approval, authorization or corporate action on the part of Buyer is necessary to authorize this Agreement or any Transaction Documents to which Buyer is or will be a party. This Agreement has been, and each other Transaction Document to which Buyer is, or is specified to be, a party will at or prior to the Closing be, duly executed and delivered by Buyer. Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Buyer is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited against Buyer by the Enforceability Exceptions.

(b) The Executive Committee of the board of directors of Buyer Pubco, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Buyer Pubco and its stockholders and (ii) approved this Agreement and the Transactions and declared their advisability.

SECTION 3.03 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Buyer Pubco consists of 5,000,000,000 Buyer Pubco Class A Common Shares, 5,000,000,000 shares of Class B Common Stock, par value $0.00001 per share (“Buyer Pubco Class B Common Shares”), 5,000,000,000 shares of Class C Common Stock, par value $0.00001 per share (“Buyer Pubco Class C Common Shares”), 5,000,000,000 shares of Class X Common Stock, par value $0.00001 per share (“Buyer Pubco Class X Common Shares”), 1,000,000,000 shares of Class Y Common Stock, par value $0.00001 per share (“Buyer Pubco Class Y Common Shares”), and 1,000,000,000 shares of preferred stock, par value $0.00001 per share (“Buyer Pubco Preferred Shares” and, together with the Buyer Pubco Class A Common Shares, the Buyer Pubco Class B Common Shares, the Buyer Pubco Class C Common Shares, the Buyer Pubco Class X Common Shares and the Buyer Pubco Class Y Common Shares, the “Buyer Pubco Shares”). As of September 22, 2021, (i) 261,765,336 Buyer Pubco Class A Common Shares are issued and outstanding, (ii) no Buyer Pubco Class B Common Shares are issued and outstanding, (iii) no Buyer Pubco Class C Common Shares are issued and outstanding, (iv) 187,700,061 Buyer Pubco Class X Common Shares are issued and outstanding, (v) 238,154,296 Buyer Pubco Class Y Common Shares are issued and outstanding, (vi) no Buyer Pubco Shares are held in the treasury and (vii) there are no Buyer Pubco Preferred Shares outstanding.

(b) All outstanding Buyer Pubco Shares have been issued and granted in compliance in all material respects with all applicable Securities Laws and other applicable Laws.

(c) Except as described in Section 3.03(a), as of the date of this Agreement, there are no shares of capital stock or other equity interests of Buyer Pubco issued or outstanding. Except for this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Buyer Pubco is a party or by which it is bound obligating Buyer Pubco to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Buyer Pubco. There are no bonds, debentures, notes or other indebtedness of Buyer Pubco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Buyer Pubco Class A Common Shares, Buyer Pubco Class B Common Shares, Buyer Pubco Class C Common Shares, Buyer Pubco Class X Common Shares

or Buyer Pubco Class Y Common Shares may vote. Each Buyer Pubco Share described in Section 3.03(a) is, and each Buyer Pubco Share subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable, and will not have been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Buyer Pubco. Section 3.03(c) of the Buyer Disclosure Letter sets forth a true and complete list, as of the date hereof, of each agreement to which Buyer Pubco is a party with respect to the voting of Buyer Pubco Class A Common Shares or any of the other equity interests capital stock of Buyer Pubco. As of the date of this Agreement there are no outstanding contractual obligations of Buyer Pubco to repurchase, redeem or otherwise acquire any Buyer Pubco Shares or any other capital stock or other equity interests of Buyer Pubco.

SECTION 3.04 No Conflicts; Consents. (a) The execution and delivery by Buyer of this Agreement does not, the execution and delivery by Buyer of each other Transaction Document to which Buyer is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and each other Transaction Document to which Buyer is, or is specified to be, a party and the consummation by Buyer of the Transactions will not, (i) conflict with or violate any provision of the organizational or similar documents of Buyer, (ii) assuming that all Consents contemplated by Section 3.04(b) below have been obtained, and all Filings described therein have been made, conflict with or violate any Order or Law applicable to Buyer or by which any property or asset of Buyer is bound, (iii) assuming that all Consents contemplated by Section 3.04(b) below have been obtained and all Filings described therein have been made, require any consent by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, modification, acceleration or cancellation of, any Contract to which Buyer is a party or by which Buyer, or any property or asset of Buyer is bound or (iv) result (immediately or with notice or lapse of time or both) in the creation of any Lien on any property or asset of Buyer except in the case of clauses (ii), (iii) and (iv) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) The execution and delivery by Buyer of this Agreement does not, the execution and delivery of each other Transaction Document to which Buyer is, or is specified to be, a party will not, and the performance by Buyer of this Agreement and each other Transaction Document to which Buyer is, or is specified to be, a party and the consummation by Buyer of the Transactions will not, require any Consent of, or Filing with, any Governmental Entity, except for (i) compliance with and Filings under applicable requirements of the HSR Act and any applicable Foreign Antitrust Laws, (ii) Consents of or Filings with any Gaming Regulatory Authority, (iii) the Filings required by Section 5.02, (iv) compliance with any applicable requirements of Securities Laws and the rules and regulations of the Stock Exchange and (v) such other Consents or Filings (A) required solely by reason of the participation of Parent, the other Sellers or the Business Companies (as opposed to any third party) in the Transactions or (B) the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 3.05 Litigation. (a) There is no material Action pending or, to the Knowledge of Buyer, threatened against Buyer or, to the Knowledge of Buyer, any director, officer or employee of Buyer (in their capacity as such) that, individually or in the aggregate, would reasonably be expected to result in a Buyer Material Adverse Effect.

(b) There are no material Orders outstanding against Buyer that, individually or in the aggregate, would reasonably be expected to result in a Buyer Material Adverse Effect.

SECTION 3.06 Compliance. (a) Buyer and its Subsidiaries hold all Consents of all Governmental Entities required to own, lease and operate their properties and assets and to conduct their respective businesses as currently conducted and are in compliance with the terms of such Consents, except where the failure to hold or be in compliance with such Consents would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. No Action is pending or, to the Knowledge of Buyer, threatened, seeking the revocation, cancellation, suspension or adverse modification of any such Consent.

(b) The business of Buyer is, and since January 1, 2019 has been, conducted in compliance in all material respects with any applicable Law or Order. Since January 1, 2019, Buyer has not received notice of, or been formally charged by a Governmental Entity with, the violation of any applicable Law or Order, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 3.07 SEC Filings; Financial Statements; Sarbanes Oxley. (a) Buyer Pubco has timely filed or furnished all Buyer Pubco SEC Reports. Buyer has made available to Parent true and correct copies of all amendments and modifications, as of the date hereof, that have not been filed or furnished by Buyer Pubco with the SEC to all agreements, documents and other instruments that had previously been filed by Buyer Pubco with the SEC and are currently in effect. The Buyer Pubco SEC Reports (i) as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other Buyer Pubco SEC Report.

(b) Each of the financial statements contained in the Buyer Pubco SEC Reports has been prepared in accordance with GAAP and Regulation S-X and Regulation S-K, as applicable, and fairly presents in all material respects the financial position, results of operations, changes in shareholder’s equity and cash flows of Buyer Pubco as of and for the period indicated therein, except as may be indicated in the notes thereto or, in the case of interim financial statements, for the absence of footnotes and for normal year-end adjustments. Buyer Pubco has no off-balance sheet arrangements that are not disclosed in the Buyer Pubco SEC Reports.

(c) Buyer Pubco is not subject to any material liability or obligation of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, except for those liabilities and obligations (i) disclosed, reflected or reserved against or provided for in the financial statements contained in the Buyer Pubco SEC Reports, (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2020, (iii) as contemplated by this Agreement, the other Transaction Documents or otherwise incurred in connection with the Transactions, (iv) as relate to Taxes or (v) that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect

(d) Buyer Pubco is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Stock Exchange.

(e) There are no outstanding loans or other extensions of credit made by Buyer Pubco to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Buyer Pubco, and Buyer Pubco has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Buyer Pubco has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Buyer Pubco maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(g) Neither Buyer Pubco (including, to the Knowledge of Buyer, any employee thereof) nor Buyer Pubco’s independent auditors has identified or been made aware of (i) any Fraud that involves the management or other employees of Buyer Pubco who have a role in the preparation of financial statements or the internal accounting controls utilized by Buyer Pubco or (ii) as of the date hereof, any claim or allegation regarding the foregoing.

(h) As of the date hereof, there are no outstanding comments from the SEC with respect to the Buyer Pubco SEC Reports. To the Knowledge of Buyer, none of the Buyer Pubco SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof. Since January 1, 2019, all comment letters received by Buyer Pubco from the SEC or the staff thereof and all responses to such comment letters filed by or on behalf of Buyer are publicly available on the SEC’s EDGAR website.

SECTION 3.08 Absence of Certain Changes or Events. (a) Since June 30, 2021, there has not been any Buyer Material Adverse Effect.

(b) From August 30, 2021 to the date of this Agreement, Buyer has not taken any action which, if taken after the date of this Agreement and prior to the Closing Date without the prior written consent of Parent, would constitute a breach of Section 4.02.

SECTION 3.09 Brokers. No broker, finder, investment banker or other Person (other than those Persons set forth on Section 3.09 of the Buyer Disclosure Letter) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Buyer or any of its directors, officers or employees.

SECTION 3.10 Gaming Approvals and Licensing Matters. None of Buyer or, to the Knowledge of Buyer, any of its officers, directors or Affiliates or any existing beneficial owner of five percent (5%) or more of the voting stock of Buyer, in each case who or which will be required to be licensed or found suitable under any Applicable Gaming Law in connection with the consummation of the Transactions has ever been denied a gaming license, approval or related finding of suitability by any Gaming Regulatory Authority, or had any gaming license or approval revoked or suspended.

SECTION 3.11 Anti-Corruption; Sanctions; Import and Export Control Laws. (a) Buyer and its Subsidiaries, their respective directors, managers, officers, employees and, to the Knowledge of Buyer, their Representatives authorized to act on their behalf are, and have been since January 1, 2019, in material compliance with the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act, and all other applicable anti-bribery and anti-corruption Laws. At all times since January 1, 2019, Buyer and its Subsidiaries have maintained and enforced policies and procedures designed to promote and ensure compliance with applicable Anti-Corruption Laws.

(b) Buyer and its Subsidiaries are, and have been since January 1, 2019, in material compliance with Trade Laws and Sanctions. There are no Sanctions-related or Trade Law-related Actions pending or, to the Knowledge of Buyer, threatened against Buyer or its Subsidiaries or, to the Knowledge of Buyer, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity that would, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole, (i) none of Buyer or any of its Subsidiaries has engaged since January 1, 2019 in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with or involving a Sanctioned Person, and (ii) none of Buyer or any of its Subsidiaries, or any director, manager, officer or employee thereof, is a Sanctioned Person.

SECTION 3.12 Sufficiency of Funds. Buyer will have on the Closing Date funds, cash, available lines of credit or other sources of immediately available funds that are sufficient to (i) pay the aggregate Cash Consideration and the other payments under Article I, (ii) pay any and all fees and expenses required to be paid at Closing by Buyer in connection with the Acquisition and the Debt Financing, and (iii) satisfy all of the other payment obligations of Buyer contemplated hereunder.

SECTION 3.13 No Additional Representations; No Reliance. (a) Buyer acknowledges and agrees that except for the representations and warranties made by Parent in Article II or in any certificate delivered pursuant to this Agreement, none of Parent, the other Sellers, any Business Company or any other Person makes any other express or implied representation or warranty with respect to Parent, the other Sellers, the Business Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Business Companies or the

Business, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, none of Parent, the other Sellers, the Business Companies or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Business Companies, the Business or their respective properties, assets, liabilities, condition (financial or otherwise) or prospects or (ii) except for the representations and warranties made by Parent in Article II, any oral or written information presented to Buyer or any of its Representatives in the course of their due diligence investigation of the Business Companies and the Business, the negotiation of this Agreement and the other Transaction Documents or the course of the Transactions. None of Parent, the other Sellers, the Business Companies or any other Person will have or be subject to any liability or other obligation to Buyer, its Representatives or any Person resulting from the use by Buyer or any of its Representatives of any such information, including information, documents, projections, forecasts or other material made available to Buyer or its Representatives in any “data rooms”, teaser, confidential information memorandum or management presentations in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate. Parent and each of the other Sellers and the Business Companies disclaim any and all other representations and warranties, whether express or implied, and Buyer expressly disclaims reliance on any such other representations or warranties.

(b) In connection with the investigation by Buyer of the Business, Parent, the other Sellers and/or the Business Companies have delivered, or made available to Buyer and its Representatives, certain projections and other forecasts, including projected financial statements, cash flow items and other data relating to the Business Companies and the Business, and certain business plan information therefor. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that none of Parent, the other Sellers, the Business Companies or any of their respective Representatives has made any representation or warranty with respect to such projections and other forecasts and plans, and Buyer expressly disclaims reliance on any representation or warranty with respect to such projections or other forecasts or plans.

(c) Notwithstanding anything to the contrary contained in this Agreement or the other Transaction Documents, it is the explicit intent of the parties hereto that none of Parent, the other Sellers or the Business Companies is making any representation or warranty whatsoever, express or implied, beyond those expressly and specifically given in Article II or in any certificate delivered pursuant to this Agreement, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the capital stock or any of the assets of Parent, the other Sellers or the Business Companies or the Business, and Buyer expressly disclaims reliance on any representation or warranty beyond those expressly and specifically given in Article II or in any certificate delivered pursuant to this Agreement.

(d) In furtherance of the foregoing, Buyer acknowledges and represents that it is not relying on any representation or warranty of Parent, the other Sellers or the Business Companies other than those representations and warranties expressly and specifically set forth in Article II or in any certificate delivered pursuant to this Agreement. Buyer acknowledges that it is a sophisticated purchaser and has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Business Companies and the Business and the nature and condition of the properties and assets of the Business Companies and the Business and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly and specifically set forth in Article II or in any certificate delivered pursuant to this Agreement.

(e) Notwithstanding anything herein to the contrary, nothing in this Section 3.14 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

SECTION 3.14 No Other Representations or Warranties. Except for the representations and warranties made by Buyer in this Article III or in any certificate delivered pursuant to this Agreement, neither Buyer nor any other Person makes any other express or implied representation or warranty with respect to Buyer or its Affiliates or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects. Neither Buyer nor any other Person will have or be subject to any liability or other obligation to Parent or any of its Representatives or any other Person resulting from Parent’s use by any of its Representatives of any information unless such information is expressly and specifically included in a representation or warranty contained in this Article III or in any certificate delivered pursuant to this Agreement and then only as expressly provided in this Agreement or such certificate. Buyer disclaims any and all other representations and warranties, whether express or implied. Notwithstanding anything herein to the contrary, nothing in this Section 3.14 shall impact, restrain, prohibit or limit any claim in respect of Fraud.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01 Operation of the Business. (a) Except as (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01(a) of the Parent Disclosure Letter, (C) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (D) as required to implement the Internal Reorganization in accordance with the Steps Plan or (E) as expressly required by this Agreement or any other Transaction Document, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall (solely with respect to the Business), and shall cause each Business Company and, solely with respect to the Business, each other Subsidiary to, subject to the restrictions and exceptions set forth in this Section 4.01 or elsewhere in this Agreement or any other Transaction Document, (x) conduct the Business in the ordinary course of business in all material respects and (y) use commercially reasonable efforts to

(1) preserve intact its business organizations (except as required to implement the Internal Reorganization in accordance with the Steps Plan), (2) retain the Business’s current officers and (3) preserve the Business’s relationship with its Key Customers, Key Suppliers, employees and others having business dealings with the Business; provided that no action with respect to matters specifically addressed by Section 4.01(b) shall be deemed to be a breach of this Section 4.01(a) unless such action would constitute a breach of Section 4.01(b).

(b) Without limiting the foregoing, except in respect of matters (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.01(b) of the Parent Disclosure Letter, (C) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (D) required to implement the Internal Reorganization in accordance with the Steps Plan or (E) as required by this Agreement or any other Transaction Document, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall not (solely to the extent related to the Business), and shall cause each Business Company and, solely with respect to the Business, each other Subsidiary not to:

(i) in the case of any Business Company, (A) issue, deliver, sell, pledge or transfer any of its capital stock or other equity securities, (B) adjust, split, combine or reclassify any shares of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or other equity interests, (C) grant any options, warrants, calls, rights, “phantom” stock rights, stock appreciate rights or stock-based performance units or other securities convertible into or exchangeable or exercisable for, or rights to purchase, subscribe for or otherwise acquire any shares of its capital stock or equity interests or securities of a Business Company, or (D) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests;

(ii) in the case of any Business Company, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests, other than any dividends or other distributions from any wholly owned Business Subsidiary to a Transferred Company or any other wholly owned Business Subsidiary that are made prior to the Closing Date;

(iii) amend or modify the organizational or similar documents of any Business Company;

(iv) (A) acquire or agree to acquire in any manner (including by merger, consolidation, acquisition of stock, equity interests or assets or any other business combination) any corporation, partnership, other business organization or division or any material properties, equity interests or assets from any third party, (B) enter into any joint venture or other similar partnership with any third party or (C) make any loans or capital contributions to, or investments in, any Person, other than to or in any wholly-owned Business Company, except for extensions of trade credit in the ordinary course of business consistent with past practice;

(v) sell, transfer, assign, lease, mortgage, license, abandon or otherwise dispose of any of the material properties or assets of the Business (including any capital stock or other equity interests of any Business Subsidiary);

(vi) abandon, fail to maintain, sell, transfer, assign, license, cancel, allow to lapse or expire or otherwise dispose of any Registered Intellectual Property or other material Owned Intellectual Property, other than non-exclusive licenses granted to customers of the Business Companies in the ordinary course of business;

(vii) fail to maintain or protect the confidentiality of any material trade secrets and other material confidential information included in the Owned Intellectual Property, except for disclosures pursuant to confidentiality obligations entered into in the ordinary course of business;

(viii) pledge, mortgage, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of the material properties or assets of the Business (including any capital stock or other equity interests in any Business Company);

(ix) other than borrowings in the ordinary course of business under lines of credit or similar arrangements in existence as of the date of this Agreement, incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness for borrowed money with an aggregate principal amount in excess of $500,000, other than (A) indebtedness that shall be repaid, settled, canceled or terminated prior to the Closing, (B) intercompany indebtedness between the wholly-owned Business Companies in accordance with (including as to amounts) past practice, and (C) indebtedness to replace existing indebtedness (on substantially similar or better terms and not in amount greater than the existing indebtedness that it is replacing) that is maturing, expiring or otherwise terminating;

(x) enter into any swap or hedging transaction or other derivative agreement other than in the ordinary course of business consistent with past practice (but, in any event, not for speculative purposes);

(xi) except (A) as required pursuant to the terms of any Benefit Plan or Collective Bargaining Agreement as in effect as of the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (B) as contemplated in Section 5.04 of this Agreement, (C) as may be initiated by Parent or one or more of Parent’s Affiliates in good faith with respect to their employees generally in the applicable jurisdiction or geographic location in the ordinary course of business consistent with past practice and in a manner that does not target or otherwise disproportionately affect the Business Employees or (D) arrangements that will not result in any liability under this Agreement or otherwise to Buyer or its Affiliates (including any Business Company), (1) grant to any Business Employee who is entitled to annual salary or fees in excess of $125,000 any material increase in compensation or any material increase in severance, change of control, retention, transaction bonus or termination pay, (2) accelerate the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any Business Employee under any Benefit Plan, (3) enter into, terminate or materially amend any Benefit Plan (other than an Assumed Benefit Plan), or enter into, terminate or amend any Assumed Benefit Plan or enter into, terminate, amend or negotiate any Collective Bargaining Agreement (provided, however, that the foregoing clauses (1), (2) and (3) shall not restrict any Business Company from providing, or making available to, employees who are newly hired or promoted based on job performance or workplace requirements (in each case in the ordinary course of business), compensation and benefit arrangements (including incentive grants) and Benefit Plans that are substantially consistent with the compensation and benefit arrangements (including incentive grants) and Benefit Plans previously provided to newly hired or promoted employees in similar positions), (4) take any action to fund or in any other way secure the payment of compensation or benefits to any Business Employee under any Benefit Plan, (5) take any action that affects whether or not any employee spends at least 50% of his or her work time in the operation of the Business, including by transferring, hiring or terminating any employees, other than hiring or terminating an employee who is entitled to annual salary or fees of $125,000 or less in the ordinary course of business, terminations due to death, disability or for cause, as determined by Parent and its Affiliates (including the Business Companies) in good faith or hiring or transferring any employees to replace a departed Business Employee in the ordinary course of business consistent with past practice, (6) defer any payroll or other Taxes payable by any Business Company or any employee of any Business Company pursuant to the CARES Act or otherwise or (7) announce or implement any mass layoff or other material reduction in force in respect of any Business Employees, or any furlough, work schedule reduction or similar program affecting (x) ten (10) or more Business Employees or (y) substantially all Business Employees in any jurisdiction;

(xii) except for any actions related to any Parent Consolidated Tax Return or Parent Consolidated Group that would not have any material and adverse effect on Buyer or its Affiliates (including for periods after the Closing, the Business Companies), (A) make or change any material Tax election with respect to the Business or the Business Companies (including for this purpose making any entity classification election not specifically provided for in this Agreement), (B) settle or compromise any material Tax Proceeding or Tax claim, if such Tax Proceeding or Tax claim could reasonably be expected to have material Tax consequences (including with respect to effects on future Tax liabilities) to Buyer (or its Affiliates) that are not fully indemnified under the terms of this Agreement, (C) file any Tax Return with respect to the Business or the Business Companies in a manner that is materially inconsistent with past practices, (D) adopt or change any Tax accounting period or other material method of Tax accounting, (E) enter into any Tax allocation, sharing or similar agreement (other than Ordinary Course Contracts), (F) surrender any right to claim a material Tax refund, credit or other benefit or (G) make any voluntary Tax disclosure or Tax amnesty or similar filing with respect to matters that could reasonably be expected to implicate liabilities for which Buyer or its Affiliates would be liable;

(xiii) change any methods or principles of financial accounting used by the Business, except as required by GAAP (or any interpretation thereof) or the Financial Accounting Standards Board or any similar organization;

(xiv) release, compromise or settle any Action (A) involving payments (exclusive of attorney’s fees) by the Business Companies in excess of $1,000,000 individually or in excess of $2,500,000 in the aggregate, (B) granting injunctive or other equitable remedy against the Business Companies or the Business or (C) which imposes any material restrictions on the operations of the Business;

(xv) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Business Company;

(xvi) prior to the date that is nine (9) months after the date of this Agreement, enter into any material line of business outside of the Business or abandon or discontinue any existing material line of business;

(xvii) terminate or cancel any of the insurance policies of or covering the Business or any Business Company, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

(xviii) (x) other than in the ordinary course of business, enter into any Contract that, if entered into prior to the date hereof, would be required to be set forth on Section 2.17(a) of the Parent Disclosure Letter (other than clauses (iv), (vii) or (xix) thereof), and (y) enter into any Contract that, if entered into prior to the date hereof, would be required to be set forth on clause (iv), (vii) or (xix) of Section 2.17(a) of the Parent Disclosure Letter;

(xix) other than in the ordinary course of business, amend, modify, renew, terminate or extend, or waive any claim or right under, or terminate any Material Contract;

(xx) subject to Section 5.25, make or commit to make, any capital expenditure in excess of $1,000,000 individually, or $5,000,000 in the aggregate;

(xxi) (i) accelerate the collection or receipt of accounts receivable, discount any accounts receivable, or engage in any other activity that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods accounts receivable that would otherwise be expected to be collected in post-Closing periods, or delay the payment of accounts payable or defer expenses or (ii) conduct its cash management practices other than in the ordinary course of business (including with respect to collection of accounts receivable, payment of accounts payable and accrued expenses, pricing and credit practices and operation of cash management practices generally); or

(xxii) authorize, commit or agree to take any of the actions described in this Section 4.01(b).

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Document shall prevent Parent or its Subsidiaries (including the Business Companies) from taking any action or failing to take any action (1) in response to COVID-19 or COVID-19 Measures, in each case, to the extent reasonably necessary to mitigate a proximate risk to health and human safety and to the extent reasonably consistent with any such actions (or omissions) as Parent and its Subsidiaries have taken in response thereto prior to the date hereof and (2) in response to COVID-19 Measures, in each case, to the extent reasonably necessary to comply with such COVID-19 Measures, taking into account (x) the scope and duration of such act or failure to act and (y) the actions being taken by companies that are similarly situated and that operate in similar industries in response to COVID-19 Measures, and, in each case, (i) no such actions or failure to take such actions shall be deemed to violate or constitute a breach of this Agreement, (ii) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business, and (iii) no such actions or failure to take such actions shall serve as a basis for Buyer to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied; provided that, to the extent reasonably practicable, Parent shall consult with Buyer prior to taking any such material actions, or failing to take any such material actions.

(d) Nothing contained in this Agreement or any other Transaction Document shall give Buyer, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries (including any Business Company) prior to the Closing. Prior to the Closing, Parent and its Subsidiaries (including the Business Companies) shall exercise, consistent with the terms and conditions of this Agreement and the other Transaction Documents, complete unilateral control and supervision over their business operations (including the Business).

SECTION 4.02 Conduct of Buyer Before Closing. (a) Except as (A) required by applicable Law, Order or a Governmental Entity, (B) set forth in Section 4.02(a) of the Buyer Disclosure Letter, (C) consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) or (D) as expressly required by this Agreement or any other Transaction Document, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII::

(i) Buyer Pubco shall not repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any Buyer Pubco Class A Common Shares;

(ii) Buyer Pubco shall not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities, other than in each case in respect of regular quarterly cash dividends or with respect to tax-related distributions in respect of Buyer Pubco Class A Common Shares which dividends, for the avoidance of doubt, may be increased or decreased in amount from quarter to quarter at the discretion of the board of directors of Buyer;

(iii) Buyer Pubco shall not amend the organizational or similar documents of Buyer Pubco in a manner that would (A) materially impair the rights of the Sellers who have the right to receive the Stock Consideration pursuant to Article I (with respect to such Stock Consideration) relative to the other holders of Buyer Pubco Class A Common Shares (with respect to such Buyer Pubco Class A Common Shares) or (B) would prevent, materially delay or materially impair the ability of Buyer to perform its obligations under this Agreement or to consummate the Transactions;

(iv) Neither Buyer nor Buyer Pubco shall acquire or agree to acquire in any manner (including by merger, consolidation, acquisition of stock, equity interests or other assets or any other business combination) any corporation, partnership, other business organization or division or any material properties, equity interests or assets from any third party, in each case, that would reasonably be expected to prevent, materially delay or materially impair the receipt of any required Consents or Orders from Governmental Entities with respect to the Transactions;

(v) Neither Buyer nor Buyer Pubco shall adopt or enter into any plan of complete or partial liquidation or dissolution, of, or otherwise liquidate, dissolve or wind up the business and operations of, Buyer; or

(vi) Neither Buyer nor Buyer Pubco, as applicable, shall authorize, commit or agree to take any of the actions described in this Section 4.02(a).

(b) Nothing contained in this Agreement or any other Transaction Document shall give Parent or any other Seller, directly or indirectly, the right to control or direct the operations of Buyer Pubco prior to the Closing. Prior to the Closing, Buyer Pubco shall exercise, consistent with the terms and conditions of this Agreement and the other Transaction Documents, complete unilateral control and supervision over its business operations.

SECTION 4.03 Access to Information. Subject to applicable Law and any applicable Order, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Article VII, upon reasonable notice, Parent shall, and shall cause its Subsidiaries to, afford to Buyer and its Representatives reasonable access during normal business hours to the properties and Business Records (other than any of the foregoing to the extent related to the negotiation and execution of this Agreement, any other Transaction Document or the Transactions or any proposals to or from other parties relating to any competing or alternative transactions) of the Business, and Parent shall, and shall cause its Subsidiaries to, furnish promptly to Buyer and its Representatives such information concerning the Business as Buyer may reasonably request; provided that Buyer and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Parent and its Subsidiaries; provided, however, that (x) Parent and its Subsidiaries shall not be obligated to provide such access or information if Parent determines, in its reasonable judgment, that doing so would reasonably be expected to (i) result in the disclosure of trade secrets or competitively sensitive information to third parties, (ii) violate applicable Law, an applicable Order or a Contract or obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (iv) be adverse to the interests of Parent or any of its Subsidiaries in any pending or threatened Action or (v) expose Parent or any of its Subsidiaries to risk of liability for disclosure of sensitive, personal or other information, (y) any physical access may be limited to the extent Parent determines in good faith that such limitation is necessary in light of COVID-19 or any COVID-19 Measures, including if providing such access would reasonably be expected to jeopardize the health and safety of any employee of Parent or any of its Subsidiaries and (z) Parent and its Subsidiaries shall not be required to provide any such access or information to the extent unrelated to the Business or the Transactions; provided, further, that in the case of clause (x)(ii) or (x)(iii) above, the parties shall reasonably cooperate in seeking an alternative means whereby Buyer and its Representatives are provided access to such information in a manner that does not violate such Law, Order, Contract or obligation or jeopardize such privilege or protection. All requests for information made pursuant to this Section 4.03 shall be directed to the Person designated by Parent. Until the Closing, all information provided to Buyer or its Representatives pursuant to this Section 4.03 will be subject to the terms of the letter agreement dated as of July 12, 2021 by and among Parent and WME IMG Global LLC (the “Confidentiality Agreement”).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Exclusivity. (a) Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement in accordance with Article VII, Parent shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly, take any action to (i) solicit, initiate, knowingly facilitate or knowingly encourage any Acquisition Proposal, (ii) enter into, continue or otherwise engage in discussions or negotiations with any third party with respect to any Acquisition Proposal, (iii) provide information to any third party in connection with an Acquisition Proposal or (iv) enter into any agreement in principle, letter of intent, memorandum of understanding, merger agreement or any other business combination agreement with respect to any Acquisition Proposal.

(b) Parent shall promptly, and in any event within one (1) Business Day of the date of this Agreement:

(i) terminate access of any third party to any data room (virtual or actual) containing any confidential information with respect to the Business;

(ii) cease and cause to be terminated, and shall cause its Subsidiaries and Representatives to cease and cause to be terminated, all existing activities, discussions, negotiations and communications, if any, with any third party with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal; and

(iii) request the return or destruction of any confidential information provided to any third party in connection with an Acquisition Proposal (subject in each case to the terms of any applicable confidentiality agreement).

(c) Promptly upon receipt of an unsolicited Acquisition Proposal, Parent shall notify Buyer thereof, which notice shall include a written summary of the material terms of such proposal and the identity of the party that submitted such proposal. Parent may respond to any unsolicited Acquisition Proposal only by indicating that Parent has entered into a binding definitive agreement with respect to the Acquisition and is unable to provide any information related to Parent or any of its Subsidiaries or entertain any proposals or offers or engage in any discussions or negotiations with respect to an Acquisition Proposal.

SECTION 5.02 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, Parent and Buyer shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable, and in any event prior to the Outside Date, and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including:

(i) causing the waiting period under the HSR Act to terminate or expire at the earliest possible date, including by filing or causing to be filed as promptly as practicable, but in no event later than ten (10) Business Days after the date of this Agreement, with the Federal Trade Commission and the United States Department of Justice, Antitrust Division any notifications required to be filed under the HSR Act with respect to the Transactions and promptly supplying any additional information and documentary material that may be requested pursuant to the HSR Act;

(ii) causing any waiting period under any Foreign Antitrust Law applicable to the Transactions to terminate or expire at the earliest possible date and, subject to the last sentence of this Section 5.02, obtaining in the most expeditious manner practicable all necessary actions or inactions, Consents and Orders from Governmental Entities under any applicable Foreign Antitrust Laws in connection with the consummation of the Transactions (collectively, the “Foreign Antitrust Approval”), including by promptly making all necessary Filings and promptly supplying any additional information and documentary material that may be requested pursuant to any Foreign Antitrust Law;

(iii) obtaining in the most expeditious manner practicable all other necessary actions or nonactions, Consents and Orders from Governmental Entities (including Gaming Regulatory Authorities) in connection with the consummation of the Transactions, including by promptly (and in the case of any Filings with Gaming Regulatory Authorities, no later than forty-five (45) days after the date of this Agreement (or, with respect to any such Filings that are required in respect of licenses granted to the Business Companies after the date of this Agreement, no later than forty-five (45) days after the granting of any such license)) making all necessary Filings and promptly supplying any information and documentary material that may be requested by any Governmental Entity (including any Gaming Regulatory Authority) in connection with this Agreement, the other Transaction Documents or the Transactions;

(iv) seeking to avoid the initiation by any Governmental Entity of, and vigorously defending, any Actions, whether regulatory, judicial, administrative or other, challenging or affecting this Agreement, the other Transaction Documents or the Transactions or seeking to prohibit or delay the consummation of the Transactions;

(v) seeking to avoid the entry of and to have lifted, vacated or rescinded any Order which may adversely affect the ability of the parties to consummate the Transactions;

(vi) obtaining in the most expeditious manner practicable all Consents or waivers from, and the giving of all required notices to, third parties; and

(vii) executing and delivering any additional instruments necessary to consummate the Transactions and fully carry out the purposes of this Agreement and the other Transaction Documents.

Notwithstanding anything to the contrary contained herein, in no event shall (A) Buyer or its Affiliates be required to sell, lease, divest, license, hold separate, dispose of, or otherwise agree to any course of conduct (or refrain from taking any action) with respect to, any assets, rights, product lines, businesses, properties, divisions or operations, or, in each case, any interests therein, of Buyer or such Affiliates, or the Business or the Business Companies, (B) Seller agree or commit to (or cause any of its Subsidiaries (including the Business Subsidiaries) to agree or commit to) to any of the actions described in the foregoing clause (A) without the prior written consent of Buyer or (C) Buyer or its Affiliates be required to assume the defense through litigation on the merits of any claim asserted by any Governmental Entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, in order to obtain any actions or nonactions, Consents or Orders from any Governmental Entity in connection with this Agreement, the other Transaction Documents or the Transactions.

(b) Each of Buyer and Parent shall furnish to the other party all information required for any application or other Filing under any applicable Law in connection with the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns. Buyer and Parent shall consult, in good faith, with each other in respect of any communications, meetings or other contacts, formal or informal, oral or written, with any Governmental Entity in connection with the Transactions or any related Filings or Consents, and shall provide the other party with advance notice and an opportunity to attend all substantive meetings and oral communications with any Governmental Entity relating to any of the foregoing. Each of Buyer and Parent will provide the other party with reasonable advance opportunity to review and comment upon, and will consider in good faith the views of the other party in connection with, all written communications with a Governmental Entity regarding the Transactions and will promptly provide the other party with copies of all written communications to or from any Governmental Entity relating to the Transactions; provided that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to address reasonable privilege or confidentiality concerns. In furtherance and not in limitation of the foregoing, to the extent required or requested by any Governmental Entity, each party shall provide, or cause to be provided to such Governmental Entity, all agreements, documents, instruments, affidavits, statements or information relating to (i) such party (including any of its directors, officers, employees, partners, members, shareholders or control Persons) or (ii) such party’s structure, ownership, business, operations, regulatory and legal compliance, assets, liabilities, financing or financial condition, in connection with the Transactions or any related Filings or Consents.

(c) Neither party to this Agreement shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity or enter into any agreement with the Federal Trade Commission, the United States Department of Justice, Antitrust Division, any Gaming Regulatory Authority or any other Governmental Entity not to consummate the Transactions, in each case without the consent of each other party hereto.

(d) Without limiting Parent’s general efforts obligations set forth in Section 5.02(a) but notwithstanding anything else to the contrary set forth herein, solely with respect to the Required Gaming Approvals, it is agreed that Buyer shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, nonactions, Consents or Orders that may be sought by or from, any Gaming Regulatory Authority, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Actions challenging, the consummation of the Transactions; provided that Buyer shall consult in good faith with Parent regarding any such decisions and activities.

(e) Buyer and Parent hereby agree that Buyer shall pay, or cause to be paid, all filing fees payable by any party hereto pursuant to Antitrust Laws in connection with the Transactions.

SECTION 5.03 Financing Cooperation. (a) Prior to the Closing Date, Parent shall use its reasonable best efforts to provide, and shall cause its Subsidiaries and use commercially reasonable efforts to cause its and their respective Representatives to use commercially reasonable efforts to provide, on a timely basis, to Buyer, at Buyer’s sole expense, all cooperation reasonably required by Buyer in connection with the arrangement, syndication and consummation of the Debt Financing, including using reasonable best efforts to:

(i) promptly furnish to Buyer and its Debt Financing Sources such customary pertinent financial and other information as Buyer shall reasonably request in order to consummate the Debt Financing;

(ii) provide customary information about the Business and the Business Companies to Buyer promptly following reasonable request for such information to be used in the preparation of materials for rating agency presentations, bank information memoranda and similar marketing documents required in connection with the Debt Financing;

(iii) promptly following Buyer’s reasonable request, provide Buyer with all customary financial information and financial data in connection with Buyer’s preparation of pro forma financial information, financial statements and other pro forma financial data of the Business; provided that Parent shall not be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(iv) execute and deliver as of the Closing any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Buyer and otherwise facilitate the pledging of collateral;

(v) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer that are necessary to permit the consummation of the Debt Financing; and

(vi) provide all documentation and other information about the Business Companies as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and any applicable beneficial ownership regulations;

provided that (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of Parent and its Subsidiaries and (B) Parent and its Subsidiaries shall not be required to provide any information pursuant to this Section 5.03(a) that is not otherwise available to Parent and its Subsidiaries; provided further that in no event shall Parent or any of its Subsidiaries or any of their respective Representatives be required in connection with the cooperation contemplated by this Section 5.03(a) to bear any cost or expense, pay any fee, enter into any definitive agreement or incur any other liability in connection with the Debt Financing prior to the Closing. Further, such assistance shall not include any actions that Parent reasonably believes would reasonably be expected to (x) result in the loss of any legal or other applicable privilege or (y) cause Parent or any of its Affiliates or any of their respective employees, directors, officers or managers to incur any actual or potential liability in connection with the arranging, marketing or syndication of the Debt Financing or such assistance (except, in the case of a Business Company, any such liability after the Closing). Nothing in this agreement shall require any cooperation to the extent that it would require Parent or any of its Subsidiaries or any of their respective employees, directors, officers or managers to (i) pay or agree to pay any commitment or other fees or pay, incur or reimburse any expenses prior to the Closing Date (except, in each case, to the extent subject to concurrent reimbursement by Buyer), (ii) approve the execution or delivery of any document, certificate, resolution or consent in connection with the Debt Financing that is not contingent upon the Closing or (iii) take any action that would conflict with, violate or result in a breach of or default under any organization documents of Parent or any of its Subsidiaries or any material Contract, Law or Order.

Buyer shall promptly, upon request by Parent, reimburse Parent and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by them and their Representatives in connection with the Debt Financing, including the cooperation contemplated by this Section 5.03(a), and shall indemnify and hold harmless Parent and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from intentional fraud with respect to any of the representations and warranties of Parent in this Agreement. For purposes of this Section 5.03(a), “Buyer” shall be deemed to include any Affiliates of Buyer.

(b) Parent hereby consents to the use of the Business’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that does not, and is not intended or reasonably likely to, harm or disparage the reputation or goodwill of Parent and its Subsidiaries and will comply with the usage requirements of Parent and its Subsidiaries to the extent made available to Buyer prior to the date of this Agreement.

(c) Each of Parent and Buyer acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing, subject to fulfillment or waiver of the conditions set forth in Article VI.

SECTION 5.04 Employee Benefit Matters. (a) Prior to the Closing Date, Parent and its Affiliates shall take all steps as are reasonably required to (i) transfer the employment of each individual who is a Business Employee to a Business Company and assign any employment agreement and the appropriate portion of any restrictive covenants agreement, confidentiality and similar agreements (“Business Employee Arrangements”) with such individual to the appropriate Business Company entity; and (ii) transfer the employment of each employee of a Business Company who is not a Business Employee from the Business Companies to Parent or one of its Affiliates, other than a Business Company and assign any employment agreement and the appropriate portion of any restrictive covenants agreement, confidentiality and similar agreements with such individual to the appropriate entity of Parent and its Affiliates (other than the Business Companies); provided, that Parent and its Affiliates shall under no circumstances be required to provide any individual with any additional compensation in order to effect any such transfers and the foregoing shall not apply to Automatic Transfer Employees. Except as prohibited by applicable Law, each Business Employee who is principally employed in the United States and who is not actively at work as of the Closing Date due to long-term disability leave (or short-term disability leave that could reasonably be expected to turn into long-term disability leave) and participates in Benefit Plans that provide disability benefits that are not Assumed Benefit Plans (each, a “U.S. Inactive Employee”) shall become and remain an employee of one of the Sellers or one of its Affiliates (other than a Business Company) until and unless the U.S. Inactive Employee becomes available for and able to return to active work within the 180 days following the Closing Date (or such longer period as required by applicable Law), upon which Buyer or one of its Subsidiaries shall offer employment to such U.S. Inactive Employee effective upon the date such U.S. Inactive Employee is available for and able to return to active work at which time such U.S. Inactive Employee shall be considered a Transferred Employee on and after (and solely with respect to the period following) the date on which he or she commences employment with Buyer or one of its Affiliates (including the Business Companies) for purposes of this Agreement.

(b) For a period of one (1) year following the Closing Date (the “Continuation Period”), Buyer shall provide, or cause its Affiliates (including, after the Closing, the Business Companies) to provide, to each Transferred Employee who remains employed by Buyer or one of its Affiliates, (i) a base salary or wage rate and target annual bonus opportunities (provided that such bonuses may be paid in the form of cash or in equity), that are, in each case, no less favorable than those provided to such Transferred Employee immediately prior to Closing, (ii) other compensation and benefits (excluding equity or equity-related incentives, enhanced redundancy payments, retention, change in control, transaction or similar bonuses and arrangements, defined benefit pension, retiree health and welfare benefits, non-qualified retirement benefits and non-qualified deferred compensation and any payments or benefits provided under the Specified Benefit Plans) that, in the aggregate, are substantially comparable to those provided to such Transferred Employee immediately prior to Closing; provided that, for the period between January 1, 2022 and the end of the Continuation Period, such benefits may instead be, in the aggregate, substantially comparable to either (A) the benefits and other compensation provided under the Benefit Plans or (B) those provided to similarly situated employees of Buyer or one or more of its Affiliates and (iii) severance payments and benefits (excluding any payments or benefits under the Scientific Games Corporation Change in Control Protection Plan) that are no less favorable than those provided to such Transferred Employee immediately prior to Closing; provided that, Buyer shall provide each Transferred Employee during the period from the Closing Date through December 31, 2022, base salary, wage rate, target annual bonus opportunities and annual equity incentive opportunities, that are substantially comparable in the aggregate to the base salary, wage rate, target annual bonus opportunities and equity incentive opportunities provided to such

Transferred Employee during the 2021 calendar year (excluding any payments or benefits provided under the Specified Benefit Plans). Notwithstanding anything to the contrary in this Agreement, nothing herein shall confer upon any Business Employee or any other employee of the Business Companies or any of their Affiliates any right to continued employment with the Business Companies or its Affiliates, nor shall anything herein interfere with the right of Buyer or its Affiliates to terminate the employment of any of the Business Employees at any time after the Closing Date, without or without cause. Notwithstanding anything to the contrary herein, it is expressly understood and agreed that any changes to compensation and benefits in connection with Buyer’s good faith response to COVID-19 shall not constitute a breach or violation of this Section 5.04(b).

(c) Buyer shall, and shall cause its Affiliates (including, after the Closing, the Business Companies) to, use commercially reasonable efforts to cause any plans, programs, agreements or arrangements established or maintained by Buyer or any of its Affiliates (including, after the Closing, the Business Companies) under which the Transferred Employees are eligible to participate to recognize each Transferred Employee’s service with Parent and its Affiliates (including the Business Companies) and any predecessor thereof (to the extent such service was recognized by Parent and its Affiliates (including the Business Companies) under a substantially similar Benefit Plan), for all purposes, including determining eligibility to participate, and benefit accruals (excluding for any purpose under defined benefit or retiree health or welfare plans or equity or equity-based compensation plans or non-qualified deferred compensation plans or any similar plans); provided, however, that such service need not be recognized for any purpose where service credit for the applicable period is not provided to participants generally or to the extent that such recognition would result in any duplication of benefits.

(d) Without limiting the generality of Section 5.04(b), Buyer shall, and shall cause its Affiliates (including, after the Closing, the Business Companies) to, use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any employee health or other welfare benefit plan maintained by Buyer or any of its Affiliates in which Transferred Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the date upon which such Transferred Employees who participate under such comparable Benefits Plans under the Transition Services Agreement cease participation in any such comparable Benefits Plans (the applicable such date, a “Benefits Transition Date”) and (ii) provide full credit for any co-payments and deductibles made or incurred by each Transferred Employee (and his or her eligible dependents) during the calendar year in which the applicable Benefits Transition Date occurs for purposes of satisfying the deductible and co-payment limitations under the relevant welfare benefit plans in which such Transferred Employee (and his or her eligible dependents) will be eligible to participate from and after the applicable Benefits Transition Date and for the plan year in which such Benefits Transition Date occurs; provided that Parent shall have timely provided to Buyer sufficient information and documentation for Buyer to comply with this Section 5.04(d).

(e) Parent and Buyer intend that the Transactions should not constitute a layoff or separation, termination or severance of employment of any Business Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Benefit Plan that provides for severance or similar benefits. Without limiting anything to the contrary herein, (i) Parent and its Affiliates (excluding the Business Companies) shall take all steps as are reasonably required to take the actions provided on Section 5.04(e)(i) of the Parent Disclosure Letter and (ii) Buyer and its Affiliates (including, following the Closing, the Business Companies) shall take all steps as are reasonably required to take the actions provided on Section 5.04(e)(ii) of the Parent Disclosure Letter.

(f) (i) No later than the date upon which the 401(k) Employees cease active participation in the Parent 401(k) Plan (which shall occur once the applicable service under the Transition Services Agreement is terminated) (the “401(k) Transition Date”), Buyer shall, or shall cause its Affiliates (including the Business Companies) to, have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (collectively, the “Buyer 401(k) Plan”) that will provide benefits to the 401(k) Employees. Effective as of the asset transfer specified in Section 5.04(f)(ii), the Buyer 401(k) Plan shall assume and be solely responsible for all liabilities relating to the 401(k) Employees’ accounts in the Parent 401(k) Plan. Buyer or its Affiliates (including the Business Companies) shall be solely responsible for all ongoing rights of or relating to the 401(k) Employees for future participation (including, but not limited to, the right to make contributions through payroll deductions) in the Buyer 401(k) Plan.

(ii) Effective as of or as soon as administratively practicable after the 401(k) Transition Date, Parent shall cause the account balances (including, but not limited to, any outstanding loan balances) in the Parent 401(k) Plan attributable to the 401(k) Employees to transfer to the Buyer 401(k) Plan in the form of (A) promissory notes, to the extent the account balances represent outstanding loans and (B) cash, to the extent the account balances do not represent outstanding loans (collectively, the “401(k) Transfer Amounts”). Buyer shall cause the Buyer 401(k) Plan to accept such transfer of accounts and underlying assets and, effective as of the date of such transfer, to assume and to fully perform, pay or discharge, the obligations relating to the accounts of 401(k) Employees in accordance with any applicable legal requirements (including Section 414(l) of the Code) (collectively, the “Transferred 401(k) Liabilities”). The transfers shall be conducted in accordance with the terms of the Parent 401(k) Plan, Section 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA. Buyer agrees to indemnify and hold harmless Parent and its Affiliates and their respective officers, directors, employees and agents from and against the Transferred 401(k) Liabilities and any and all costs, damages, losses, expenses or other liabilities relating to the 401(k) Transfer Amounts.

(g) (i) No later than the date upon which the International DC Employees cease active participation in the applicable International Parent DC Plan (whether upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (each, an “International DC Transition Date”), Buyer shall, or shall cause its Affiliates (including the Business Companies) to, have in effect one or more defined contribution plans (collectively the “International Buyer DC Plans”) that will provide benefits to the International DC Employees. The applicable International Buyer DC Plans shall be tax-qualified in the same manner as the corresponding International Parent DC Plans, and Buyer shall provide Parent any determination letters or similar documentation evidencing such qualification. If the election specified pursuant to Section 5.04(f)(ii) is made with respect to an International Parent DC Plan, the corresponding International Buyer DC Plan shall have terms and features that are substantially identically to such International Parent DC Plan, so that such International Parent DC Plan is substantially replaced by such corresponding International Buyer DC Plan.

(ii) If Parent so elects in its sole discretion with respect to an International Parent DC Plan that is not an International Parent DC Plan in which the Business Employees based in the UK participate, then, at the times set forth below, (A) Buyer shall cause the applicable International Buyer DC Plan to assume the benefit accruals and related liabilities under the International Parent DC Plan with respect to the International DC Employees (the “Transferred DC Liabilities”) and provide credit to the International DC Employees for such accruals, and Buyer and Parent and their respective Affiliates and the International Parent DC Plans shall be relieved of all liabilities under such International Parent DC Plan with respect to the International DC Employees and (B) Parent shall cause the transfer under each such International Parent DC Plan to the corresponding International Buyer DC Plan of (x) cash, cash equivalents or other property equal to the actual account balances of the International DC Employees under each such International Parent DC Plan as of the applicable International DC Transition Date or such greater amount as is required by the applicable regulatory authority having jurisdiction over the International Parent DC Plan in order to obtain approval of such transfer, and (y) any notes corresponding to loans of the International DC Employees (collectively, the “DC Transfer Amounts”). The transfer of the DC Transfer Amounts shall be subject to such consents, approvals and other legal requirements as may apply under applicable Law. Buyer shall cause the Transferred DC Liabilities and the DC Transfer Amounts to be accepted by the applicable International Buyer DC Plan. To the extent an International Parent DC Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets.

(iii) The DC Transfer Amounts to be transferred, if any, from the respective International Parent DC Plans and the corresponding benefit accrual Buyer is required to assume, if any, shall be equitably adjusted to take into account benefit payments made from the respective International Parent DC Plans to the International DC Employees after the applicable International DC Transition Date but prior to the date of transfer and for any earnings and losses on such amount during such period. The transfer of the DC Transfer Amount, if any, shall take place within one hundred and eighty (180) days after the date of the applicable International DC Transition Date.

(iv) At the times of the transfers of the DC Transfer Amounts, if any (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, and is not voluntarily funded, at the applicable International DC Transition Date), Buyer and the International Buyer DC Plans shall assume the Transferred DC Liabilities. From and after the date of the transfer of the DC Transfer Amount, if any (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, as of the applicable International DC Transition Date), Buyer agrees to indemnify and hold harmless Parent and its Affiliates and their respective officers, directors, employees, and agents from and against the Transferred DC Liabilities and any and all costs, damages, losses, expenses, or other liabilities relating to the DC Transfer Amounts.

(v) Notwithstanding the foregoing to the contrary, if any transfer contemplated by this Section 5.04(g) with respect to an International Parent DC Plan would be prohibited by applicable Law or applicable Law requires that any liabilities and/or assets with respect to an International Parent DC Plan transfer at a different time or in a different manner, then the provisions of Section 5.04(g)(i) – (iv), as applicable, shall not apply with respect to such International Parent DC Plan or shall be deemed modified so that any liabilities and/or assets, if any, with respect to such International Parent DC Plan shall instead transfer in accordance with applicable Law.

(h) If the date upon which the FSA Employees cease participation in the Parent FSA Plan (whether such date occurs upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (the “FSA Transition Date”) is other than December 31, then Parent and Buyer shall use commercially reasonable efforts to take all actions necessary or appropriate so that, effective as of the FSA Transition Date, (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the Parent FSA Plan of the FSA Employees shall be transferred to a flexible spending reimbursement account under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer FSA Plan”); (ii) the elections, contribution levels and coverage levels of the FSA Employees shall apply under the Buyer FSA Plan in a substantially similar manner as under the Parent FSA Plan; and (iii) the FSA Employees shall be reimbursed from the Buyer FSA Plan for claims incurred at any time during the plan year of the Parent FSA Plan in which the FSA Transition Date occurs that are submitted to the Buyer FSA Plan from and after the FSA Transition Date on a similar basis and similar terms and conditions as under the Parent FSA Plan. As soon as practicable after the FSA Transition Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Parent shall pay Buyer the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Buyer shall pay Parent the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

(i) Parent and Buyer shall, and shall cause their applicable Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement, if any, to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with respect to Business Employees with each works council, union, labor board, employee group, or Governmental Entity where so required under applicable Law. Parent and Buyer shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees with respect to any actions under this Section 5.04(i).

(j) To the extent applicable, the parties hereto acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law (collectively, the “Transfer Regulations”). Buyer shall take all such actions that may be necessary or required in order to cause the Transfer Regulations to apply to the Transactions, and Buyer shall refrain from taking any action that could cause the Transfer Regulations not to apply to the Transactions. The parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Transfer Regulations to the extent applicable.

(k) Prior to the Closing, any material written employee notices or communication materials (including website postings) from Buyer or its Affiliates to the Business Employees regarding employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter (excluding any such employee notices or written communication materials relating to any agreements or arrangements with respect to individual Business Employees, which shall not become effective until on or after, and conditional upon the, Closing, and under which Parent or its Affiliates (excluding, following the Closing, the Business Companies) shall have no liability; provided that the Buyer shall provide advance notification to Parent of the Business Employees to whom Buyer intends to provide such notices or communications), which contains information that has not become publicly available in accordance with the terms of this Agreement or otherwise through the consent or action of Parent and shall be subject to the prior review and comment of Parent (with any reasonable comments considered in good faith).

(l) Following the date hereof, including following the Closing, the parties hereto shall reasonably cooperate in all matters reasonably necessary to ensure the proper administration of any compensation and benefit plans, including the Benefit Plans, including by exchanging information and data relating to the Business Employees (except to the extent prohibited by applicable Law). Notwithstanding the generality of the foregoing, in order to ensure the proper administration of the Specified Benefit Plans and Benefit Plans that are equity or equity-based compensation plans, Buyer and its Affiliates shall promptly notify Parent of the termination of, and to the extent required by Parent for such administration, the circumstances of such termination of, any Transferred Employee party to a Specified Benefit Plan.

(m) Except as otherwise expressly provided in this Section 5.04, effective as of the Closing Date, (i) Buyer and its Affiliates (including the Business Companies) shall assume and bear, and shall indemnify and hold harmless Parent and its Affiliates from and against, all liabilities (A) relating to the Assumed Benefit Plans, or (B) relating to the employment of any individual, including any Business Employee, by any of the Business Companies but arising solely out of events or circumstances occurring after the Closing (or, with respect to U.S. Inactive Employees, the date of commencement of employment with Buyer and its Affiliates (including the Business Companies) following the Closing), other than any liabilities described in clause (ii)(A), and (ii) Parent and its Affiliates (other than the Business Companies) shall retain and bear, and shall indemnify and hold harmless Buyer and its Affiliates from and against, all liabilities (A) relating to the Retained Benefit Plans, including the Specified Benefit Plans, or (B) relating to the employment of any individual by any of Parent and its Affiliates, other than any liabilities described in clause (i) of this Section 5.04(n) or (C) relating to any claims made by any Business Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a judgment of a court having jurisdiction over the parties hereto) and for any other claim or liability (whether related to compensation, benefits or otherwise), in each case, directly or indirectly arising out of or in connection with (x) the Internal Reorganization, the transfer of the Transferred Equity Interests or the Acquisition, or (y) an Automatic Transfer Employee’s objection to the automatic transfer of employment to Buyer, any of Buyer’s Affiliates or a Business Company.

(n) No provision of this Agreement or any other Transaction Document shall create any right in any employee to continued employment by Parent, any Seller, any Business Company, Buyer or any of their Affiliates, or preclude the ability of Parent, any Seller, any Business Company, Buyer or any of their Affiliates to terminate the employment of any employee for any reason. This Section 5.04 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.04, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.04 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Parent, any Seller, any Business Company, Buyer or any of their Affiliates. No Business Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 5.04, and this Section 5.04 shall not create such rights in any such Person.

SECTION 5.05 Section 16 Matters. Prior to the Closing, Buyer shall take, or cause to be taken, all actions and do, or cause to be done, all things as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of any equity securities of Buyer or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

SECTION 5.06 Indemnification and Insurance. (a) From and after the Closing, Buyer shall, and shall cause the Business Companies to, to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless each individual who at the Closing is, or at any time prior to the Closing was, a director or officer of any Business Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, matters relating to his/her serving as a director or officer of such Business Company and existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Business Companies would have been required under their respective organizational documents as in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law) and (ii) assume and undertake and agree to honor all obligations of the Business Companies or Parent and its Subsidiaries (solely to the extent related to the Business) to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions relating to his/her serving as a director or officer of such Business Company and occurring at or prior to the Closing as provided in their respective organizational documents as in effect on the date of this Agreement or in any agreement set forth on Section 5.06 of the Parent Disclosure Letter in existence as of the date of this Agreement inuring to the benefit of any Indemnitee with respect to the Business and providing for indemnification.

(b) Without limiting the foregoing, Buyer, from and after the Closing unless otherwise required by applicable Law, shall cause the organizational documents of the Business Companies to contain provisions no less favorable to the Indemnitees in respect of the matters described in Section 5.06(a) with respect to exculpation of liabilities, indemnification and advancement of expenses than are set forth in the organizational documents of the Business Companies as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Closing, Buyer shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent required by such organizational documents.

(c) Buyer shall not, and shall cause the Business Companies not to, settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 5.06 (each, a “D&O Claim”) for which indemnification and advancement could be sought by an Indemnitee hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnitee from all liability arising out of such D&O Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or judgment. Buyer, its Subsidiaries and the Indemnitees shall cooperate in the defense of any D&O Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) Buyer shall, prior to the Closing, purchase a six-year prepaid “tail policy” provided by an insurance carrier with the same or better credit rating as the current policies of directors’ and officers’ liability insurance maintained by Parent and its Subsidiaries (solely to the extent relating to the Business) or the Business Companies and on terms and conditions providing at least substantially equivalent benefits as such current policies with respect to matters existing or occurring prior to the Closing, covering without limitation the Transactions; provided, however, that in no event shall Buyer be required to pay annual premiums for such policy in excess of 300% of the most recent annual premiums paid by Parent and its Subsidiaries. Buyer shall cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(e) In the event that (i) Buyer or any of its Subsidiaries or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Buyer or any of its Subsidiaries or any of its or their successors or assigns dissolves, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or such Subsidiary shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any Indemnitee, it being understood and agreed that the indemnification and advancement provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(g) The parties’ obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Closing Date; provided, however, that if any D&O Claim (whether arising before, at or after the Closing) is brought against an Indemnitee on or prior to the sixth anniversary of the Closing Date, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such D&O Claim.

(h) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such individual may have under the organizational documents of Parent or its Subsidiaries (to the extent relating to the Business) or the Business Companies, under any agreement providing for indemnification or advancement, by other contract or otherwise. The obligations of Buyer and its Subsidiaries under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third-party beneficiaries of this Section 5.06).

SECTION 5.07 Notification. Parent shall give prompt notice to Buyer, and Buyer shall give prompt notice to Parent, upon such party obtaining Knowledge of a breach or failure to be true and correct of any representation, warranty, covenant or agreement made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 6.02(a), Section 6.02(b), Section 6.03(a) or Section 6.03(b), as applicable; provided, however, that (a) no such notification shall affect the representations, warranties, covenants or agreements of the parties, any termination rights or indemnification rights of the parties or the conditions to the obligations of the parties under this Agreement and (b) any failure to give any such notification shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.02 or Section 6.03, as applicable, to be satisfied.

SECTION 5.08 Internal Reorganization. Prior to the Closing, Parent shall, and shall cause its Subsidiaries (including the other Sellers and the Business Companies) to, consummate the transactions as described on the Steps Plan, which transactions will result in the assets of Parent and its Subsidiaries primarily related to, and the liabilities of Parent and its Subsidiaries to the extent related to, the Business being held by the Business Companies, and the assets of Parent and its Subsidiaries primarily related to, and the liabilities of Parent and its Subsidiaries to the extent related to, the Retained Business being held by Parent and its Subsidiaries other than the Business Companies, in each case immediately prior to the Closing (the “Internal Reorganization”). Notwithstanding anything to the contrary herein, Parent shall be permitted to amend or modify the Steps Plan if such amendment or modification is determined by Parent to be reasonably necessary or appropriate to effect the transactions contemplated thereby; provided, however, that Buyer’s prior written consent (not to be unreasonably conditioned, withheld or delayed) shall be required with respect to any such amendments or modifications that would reasonably be expected to (i) prevent, materially delay or materially impair the consummation of the Transactions (including by reason of any newly required Consents or other approvals in connection with the Transactions), or (ii) have a material and adverse impact on Buyer or its Affiliates (including, but not limited to, with respect to any Tax planning of Buyer and its Affiliates) or the Business or the Business Companies (for the avoidance of doubt, for purposes of determining the impact on Buyer or its Affiliates of any such amendment or modification, Parent’s indemnification obligations hereunder shall be taken into account). In the event the Steps Plan is amended or modified in accordance with this Section 5.08, Parent shall update Section 9.02(f) of the Parent Disclosure Letter to reflect such amendments or modifications to the Steps Plan. Parent shall pay and bear all Taxes arising in connection with the Internal Reorganization (including any amendment or modification of the Steps Plan in accordance with this Section 5.08), and the Internal Reorganization shall be undertaken in a manner that does not leave Buyer or its Affiliates (including the Business Companies) with any unreimbursed liability for Taxes. Prior to the Closing, Parent will cooperate with any request of Buyer to make such modifications to this Agreement (including, for the avoidance of doubt, the Parent Disclosure Schedule) as are required to permit Buyer to effectuate the acquisition of OpenBet North American Corporation, OpenBet Hellas S.A., and OpenBet New Zealand Limited via a direct purchase of the equity interests of those entities by Buyer (or Buyer’s designated Affiliate) immediately prior to the acquisition of the Transferred Equity Interests of OB Tech Newco Target (rather than Buyer acquiring such entities indirectly via a transfer of the Transferred Equity Interests of OB Tech Newco Target); provided, that in no event will Parent or Buyer be required to agree to make any modifications to the terms of this Agreement pursuant to this sentence to the extent such modification would have material and adverse consequences to Buyer (or its Affiliates) or Parent (or its Affiliates) (and provided that if this Agreement is modified to provide for such a direct purchase, Buyer shall make (or cause to be made) an election under Section 338(g) with respect to each such entity that is directly purchased). The material documentation effecting the Internal Reorganization and the settlement of intercompany positions pursuant to Section 5.17 shall be subject to the review and comment of Buyer.

SECTION 5.09 Preservation of Pre-Closing Business Records. For a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law: Buyer shall, and shall cause its Affiliates (including, after the Closing, the Business Companies) to, (i) provide Parent and its Representatives with reasonable access (at their sole expense) to the Pre-Closing Business Records on reasonable notice and at reasonable times at Buyer’s principal place of business or at any location (including electronically) where any Pre-Closing Business Records are stored, and permit Parent and its Representatives, at their own expense, to make copies of any Pre-Closing Business Records, (ii) make reasonably available Buyer’s or its Affiliates’ personnel (including, after the Closing, personnel of the Business Companies) to assist in locating such Pre-Closing Business Records and (iii) make reasonably available Buyer’s or its Affiliates’ personnel (including personnel of the Business Companies and their Subsidiaries) whose assistance or participation is reasonably required by Parent or its Representatives in anticipation of, or preparation for, existing or future Actions or Tax Proceedings by a Governmental Entity, in each case only (A) to the extent necessary for Parent or its Affiliates to comply with applicable Law or Order or comply with an audit or investigation from a Governmental Entity, (B) in connection with an Action or Tax Proceeding brought by a Governmental Entity or other third party against Parent or any of its Affiliates or (C) to determine the rights and obligations of Parent and any of its Affiliates under this Agreement and the other Transaction Documents, or in connection with the Transactions; provided that Parent and its Representatives shall conduct any such activities in a manner that does not unreasonably interfere with the business or operations of Buyer and its Affiliates.

SECTION 5.10 Litigation. In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of Buyer, on the one hand, or Parent, on the other hand, threatened in writing, against Buyer Pubco or any of the directors or officers of Buyer Pubco by any of Buyer Pubco’s stockholders, on the one hand, or against Parent or any of the directors or officers of Parent by any of Parent’s stockholders, on the other hand, in each case prior to the Closing, the party against whom such Action is brought or threatened shall promptly notify the other party of any such Action and keep such other party reasonably informed with respect to the status thereof. The party against whom such Action is brought or threatened shall provide the other party the opportunity to participate in (at its sole cost and subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to the other party’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned. For the avoidance of doubt, the party against whom such Action is brought or threatened shall bear all of its costs of investigation and all of its defense and attorneys’ and other professionals’ fees related to such Action (other than any costs related to the other party’s participation as aforesaid).

SECTION 5.11 Stock Exchange Listing. Buyer shall use its reasonable best efforts to cause the Buyer Pubco Class A Common Shares issuable in accordance with this Agreement to be approved for listing on the Stock Exchange pursuant to a supplemental listing application, subject to official notice of issuance (to the extent such concept is applicable), prior to the Closing Date.

SECTION 5.12 Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. No party hereto shall issue any press release or make any other public statements with respect to the Transactions without the consent of the other party hereto (such consent not to be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided that the party proposing to issue any press release or to make any other public statement in compliance with any such disclosure obligations shall use commercially reasonable efforts to consult in good faith with the other party before doing so. Notwithstanding the forgoing, this Section 5.12 shall not apply to any press release or other public statement made by any of the parties hereto which (a) is substantially consistent with the information that has previously been announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions.

SECTION 5.13 Fees and Expenses; Invoices. (a) Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

(b) Parent shall use commercially reasonable efforts to cause each payee of Business Expenses to submit, at least five (5) Business Days prior to the Closing, a written invoice for the full amount of unpaid Business Expenses owed to such payee in connection with this Agreement, the other Transaction Documents and the Transaction.

SECTION 5.14 Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) Parent shall prepare and timely file (or cause to be prepared and timely filed) all (A) Tax Returns (other than those relating to Transfer Taxes, which are addressed by Section 5.14(g) and Parent Consolidated Tax Returns) for taxable periods ending on or prior to the Closing Date with respect to the Business Companies or in respect of the Business; and (B) all Parent Consolidated Tax Returns. All such Tax Returns described in this Section 5.14(a)(i) shall be prepared on a basis consistent with past practice, unless otherwise required by applicable Law or except as otherwise provided herein (and provided that the requirement that Parent Consolidated Tax Returns be filed in a manner consistent with past practice shall apply only with respect to matters that could reasonably be expected to have a material effect on Buyer or its Affiliates). All Tax Returns described in the foregoing clause (A) that are required to be filed after the Closing Date or that could reasonably be expected to give rise to a liability that Buyer or its Affiliates would be required to pay under applicable Law or the terms of this Agreement shall be delivered to Buyer (together with additional information Buyer may reasonably request) for its review and approval (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the due date thereof (or, if such deadline is not reasonably practical considering the circumstances of the applicable Tax Return, as soon as reasonably practical). Parent shall pay (or cause to be paid) all Taxes for which it is responsible under Section 8.02 with respect to Tax Returns described in this Section 5.14(a)(i) (and with respect to any such amounts required to be paid by Buyer or its Affiliates to an applicable Governmental Entity, shall pay such amounts to Buyer or its applicable Affiliates at least two (2) days prior to the due date for such payment).

(ii) Buyer shall prepare and timely file (or cause to be prepared and timely filed) all Tax Returns (other than Tax Returns described in Section 5.14(a)(i) to be prepared and filed by Parent, including Parent Consolidated Tax Returns) for Straddle Periods with respect to the Business Companies or in respect of the Business that are required to be filed after the Closing Date. Any such Tax Return shall, to the extent relevant to determining any Tax liability for which Parent or its Affiliates would be responsible, be prepared on a basis consistent with the past practices of the relevant Business Company or Business (as applicable) unless otherwise required by applicable Law or as otherwise provided herein. All such Tax Returns that give rise to a liability for which Parent or its Affiliates are responsible shall be delivered to Parent (together with any additional information that Parent may reasonably request) for its review and approval (not to be unreasonably withheld, conditioned or delayed) at least twenty (20) days prior to the due date thereof (or, if such deadline is not reasonably practical considering the circumstances of the applicable Tax Return, as soon as reasonably practical). Parent shall pay (or cause to be paid) all Taxes for which it is responsible under Section 8.02 with respect to Tax Returns described in this Section 5.14(a)(ii) (and, with respect to any such amounts required to be paid by Buyer or its Affiliates to an applicable Governmental Entity, shall pay such amounts to Buyer or its applicable Affiliate at least two (2) days prior to the due date for such payment). Notwithstanding the foregoing, with respect to any Tax Return to be filed by Buyer or its Affiliates (whether governed by Section 5.14(a)(i) or this Section 5.14(a)(ii)), in no event will Buyer be forced to accept any Tax Return position that is not at least “more likely than not” correct under applicable Law.

(iii) Any Tax Return for a Straddle Period shall, to the extent permitted by applicable Law and not giving rise to any adverse effect to Buyer or its Affiliates, be filed on the basis that the relevant Tax period ended as of the close of business on the Closing Date. For purposes of this Agreement (including for purposes of determining Closing Working Capital and Parent’s indemnification liabilities under Section 8.02(c)) and allocating Taxes that are attributable to a Straddle Period, (A) property, ad valorem and similar Taxes shall be allocated on a per diem basis, (B) all other Taxes shall be allocated on a “closing of the books” basis as of the close of business on the Closing Date (for such purpose, the taxable period of any controlled foreign corporation or passthrough entity (or other entity the operations of which are relevant to the determination of Tax liabilities required to be allocated hereunder) in which any Business Company holds a direct or indirect beneficial interest shall be deemed to terminate at such time) and (C) all deductions of the Business Companies arising as a result of the payment, discharge or satisfaction of Closing Indebtedness or Business Expenses shall, to the extent such position is more likely than not correct under applicable Law, be allocated to a Pre-Closing Tax Period.

(iv) Prior to the Closing, Parent shall take (or cause to be taken) all actions as are required to be taken in order to cause the Tax Returns that have not been timely filed that are disclosed on Section 2.10(a) of the Parent Disclosure Letter to be filed (and Parent shall pay or cause to be paid all Taxes required to be paid with such Tax Returns, including any applicable interest, penalties or additions to Tax).

(b) Carrybacks. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), Buyer, on its own behalf and on behalf of its Affiliates, and to the extent permitted by applicable Law, agrees not to use or apply in any taxable period ending on or before the Closing Date any Tax asset, including any net capital loss, net operating loss or foreign or other Tax credit of any Business Company generated in any taxable period beginning after the Closing Date.

(c) Tax Contests.

(i) Notwithstanding anything herein to the contrary, Buyer and its Affiliates shall have no rights with respect to any Tax Proceeding relating to Taxes of any Parent Consolidated Group, except as set forth in this Section 5.14(c)(i). Notwithstanding the foregoing, Parent and its Affiliates shall not settle or resolve any Tax Proceeding of any Parent Consolidated Group with respect to the Business Companies in a manner that would have a material and adverse impact on Buyer or its Affiliates without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed).

(ii) Each of Buyer (and its Affiliates) and Parent (and its Affiliates) shall notify the other party within ten (10) Business Days of receiving notice of a Tax Proceeding for a Pre-Closing Tax Period with respect to any Business Company or the Business that could reasonably be expected to affect any Taxes for which the other party (or its respective Affiliates) would be responsible under applicable Law or the terms of this Agreement (for the avoidance of doubt, taking into account the indemnification obligations under this Agreement); provided, that any failure to timely deliver such notice shall not limit any party’s rights to indemnification hereunder, except to the extent of actual prejudice to the other party arising from such delay. To the extent reasonably practical, the issues with respect to any such Tax Proceeding shall be divided, with Buyer entitled to control such matters for which Buyer and its Affiliates will be responsible and Parent entitled to control such matters for which Parent or its Affiliates will be responsible (for, the avoidance of doubt, taking into account the indemnification obligations under this Agreement). With respect to any such issues in a Tax Proceeding that cannot be so divided and for which Parent or its Affiliates reasonably expect to be responsible for greater than fifty percent (50%) of all Damages in connection therewith, Parent shall be entitled to control the conduct of such matters; provided that (i) Buyer shall have the right to reasonably participate in any such Tax Proceeding (excluding, for the avoidance of doubt, any Tax Proceeding with respect to any Parent Consolidated Group) at its own expense for out-of-pocket costs; (ii) Parent shall, and shall cause its Affiliates to (A) consider in good faith Buyer’s suggestions; (B) keep Buyer reasonably informed on the status of such matters (including providing Buyer with copies of all material written correspondence with a Governmental Entity regarding such Tax Proceeding), and (C) not settle or resolve any such matters or Tax Proceeding without Buyer’s written consent, which shall not be unreasonably withheld, delayed or conditioned. Buyer shall control any Tax Proceedings of the Business Companies (excluding any Tax Proceedings with respect to a Parent Consolidated Group) that Parent is not entitled to control under this Section 5.14(c)(ii), provided, that (i) Parent shall have the right to participate in any such Tax Proceeding at its own expense for out-of-pocket costs, (ii) Buyer shall, and shall cause its Affiliates to, (A) consider in good faith Parent’s reasonable suggestions with respect to such Tax Proceeding, (B) keep Parent reasonably informed of the status of such Tax Proceeding (including providing Parent with copies of all material written correspondence with a Governmental Entity regarding such Tax Proceeding) and (C) not settle or resolve such Tax Proceeding without Parent’s written consent, which shall not be unreasonably withheld, delayed or conditioned.

(d) Cooperation. Each of Buyer and Parent shall provide the other with such information and records (including copies of any relevant Tax Returns and supporting work schedules), and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding, in each case relating to the Business Companies or the Business for any Pre-Closing Tax Period or a Straddle Period. Notwithstanding anything herein to the contrary, Parent shall not be required to provide Buyer with a copy of any Parent Consolidated Tax Return. Parent shall (or shall cause its Affiliates to) prepare and timely provide to Buyer or its Affiliates all information required for Buyer to prepare and file the Tax Returns described in Section 5.14(a)(ii) or otherwise discharge its Tax compliance responsibilities with respect to the Business and the Business Companies.

(e) Certain Tax Matters. Buyer and Parent shall (and shall cause their relevant Affiliates to) (i) take all actions necessary to make a timely and valid election under Section 336(e) of the Code with respect to the acquisition of NYX in connection with this Agreement, including by complying with the requirements set forth in Treasury Regulations Sections 1.336-2(h)(1) and 1.336-2(h)(4) and entering into a written agreement creating a binding obligation to make such election; (ii) take all actions required to make timely and valid elections that are available under state or local law that are similar to the election described in clause (i); and (iii) cooperate in the preparation and filing of all forms, attachments and schedules necessary to effectuate the elections provided for in this Section 5.14(e). The parties hereto agree that they shall make no election pursuant to Section 336(e) or 338 of the Code with respect to Don Best and Parent shall not be required to take any action to cause Don Best to be treated as an entity disregarded from its owner for U.S. federal income tax purposes. Prior to the Closing, Parent shall make entity classification elections or otherwise cause each of the Business Companies listed on Section 5.14(e)(i) of the Parent Disclosure Letter to be treated as an entity disregarded from its owner for U.S. federal income tax purposes, effective at least one day prior to the Closing. Subject to the provisions of Section 5.08, Buyer shall not make (and shall not cause to be made) an election under Section 338(g) of the Code and any comparable provisions of state or local Tax Law with respect to any Business Company listed on Section 5.14(e)(ii) of the Parent Disclosure Letter unless Buyer notifies Parent prior to the Closing Date that such an election will be made (in which case Buyer shall make (or cause to be made) such an election under Section 338(g) of the Code). With respect to each Business Company listed on Section 5.14(e)(ii)of the Parent Disclosure Schedule for which an election under Section 338(g) of the Code is not made, Parent shall make, or cause to be made (to the extent such election is permitted under applicable Law), an election to close the Tax year of such Business Company pursuant to Treasury Regulation Section 1.245A-5(e)(3)(i) with respect to the direct or indirect transfer of equity interests in such Business Company. Buyer shall (and shall cause its Affiliates to) cooperate and take such actions as are necessary to effect any such election referred to in the immediately preceding sentence. Parent shall, and shall cause its Affiliates to, make any election pursuant to Treasury Regulation Section 1.1502-36 (and equivalent elections under other provisions of available U.S. state or local or non-U.S. Law) necessary to ensure that there is no reduction in the Tax basis of the assets of, or in the other Tax attributes of, any Business Company. Parent and Buyer agree to report (or cause their applicable Affiliates to report) the transfer of all Business Companies consistent with the elections or other tax reporting positions set forth in this Section 5.14(e) and shall take no position contrary thereto on their income Tax Returns unless required to do so by applicable Law.

(f) Post-Closing Actions. (i) Except as otherwise required by Law, subject to the other provisions of this Section 5.14, Buyer shall not (and shall cause its Affiliates not to) commit, enter into or otherwise engage in any Specified Tax Act without obtaining the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(ii) (A) Buyer shall not (and shall cause its Affiliates not to) commit, enter into or otherwise engage in any action that would cause OB Tech Newco Target to be treated as Tax resident in the United Kingdom in a Pre-Closing Tax Period and (B) for a period beginning immediately after the Closing and ending 12 months after the Closing Date, Buyer shall not (and shall cause its Affiliates not to) commit, enter into or otherwise engage in any action that would cause OB Tech Newco Target to be treated as Tax resident in the United Kingdom in a Post-Closing Tax Period. Parent shall not (and shall cause its Affiliates not to) commit, enter into or otherwise engage in any action that would cause OB Tech Newco Target to be treated as tax resident in the United Kingdom.

(g) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, all Transfer Taxes shall be borne and paid fifty percent (50%) by Parent and fifty percent (50%) by Buyer. Buyer and Parent shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes, and Buyer or Parent, as applicable shall timely reimburse the other party for the share of any Transfer Taxes for which it is responsible under this Section 5.14(g) that were paid by the other party (or such other parties’ Affiliates).

(h) Tax Sharing Agreements. Prior to the Closing Date, all Tax sharing and similar arrangements (excluding this Agreement) between (A) the Business Companies, on one hand, and (B) Parent or any of its Affiliates (other than the Business Companies), on the other hand, shall be terminated and shall have no further effect as of the Closing Date (and the Business and the Business Companies will have no further obligations with respect thereto). The Tax sharing or similar arrangements to be cancelled pursuant to this Section 5.14(h) are set forth on Section 5.14(h) of the Parent Disclosure Letter.

(i) Tax Refunds. (i) Any cash Tax refund (or credit received in lieu of a cash Tax refund) of Taxes of the Business Companies with respect to any Pre-Closing Tax Period and (ii) any overpayments of estimated Taxes of a Business Company with respect to any Straddle Period (determined on the basis of the principles set forth in Section 5.14(a)(iii)), to the extent such overpayments offset the Tax liability of the Business Company with respect to the portion of the Straddle Period beginning after the Closing Date, in each case, shall be for the benefit of Sellers, subject to the terms of this Section 5.14(i). The amount of such refund, credit or overpayment shall be paid to the applicable Seller fifteen (15) days after receipt by a Business Company of a cash Tax refund or after filing of the final Tax Return reflecting the application by a Business Company of the relevant amount as a credit or offset against Taxes. Notwithstanding the foregoing (A) Sellers shall not be entitled to any payment pursuant to this Section 5.14(i) (1) unless the Tax payment being refunded (or utilized as a credit or offset) was paid by Sellers or their Affiliates prior to the Closing Date, included as a liability in the final determination of the Final Adjustment Amount, or indemnified by Parent under the terms of this Agreement, (2) to the extent such refund, credit or offset is attributable to any Tax attribute arising in a taxable period (or portion thereof) beginning after the Closing Date or to any Tax attribute of Buyer or its Affiliates (excluding, for this purpose, the Business Companies) whether arising before, on or after the Closing Date, (3) to the extent such refund, credit or offset is the subject of a then-pending audit or other examination, or (4) with respect to any Tax refund (or credit) that was taken into account in the final determination of the Final Adjustment Amount; and (B) the amount of any payment to Sellers hereunder shall be net of all costs, expenses, losses or Taxes incurred by Buyer or its Affiliates in connection with the receipt of such refund, credit or offset and any payments to Sellers hereunder.

(j) Final Tax Allocation. Within sixty (60) days following the final determination of the Final Adjustment Amount, Buyer shall deliver to Parent an allocation of any amounts properly taken into account for applicable Tax purposes among the assets acquired (or deemed acquired) for Tax purposes in connection with this Agreement (the “Asset Allocation”), which allocation shall be consistent with the Consideration Allocation Schedule (with appropriate adjustments to reflect any payments under Section 1.05(a) or Section 1.05(b)). Parent shall have thirty (30) days to review such schedule and provide notice to Buyer of any objections, and Parent and Buyer shall endeavor in good faith to resolve any such objections for thirty (30) days. If Parent and Buyer are not able to resolve any such objections, the matters in dispute shall be referred to the Independent Expert for prompt resolution (which resolution of the Independent Expert shall be consistent with the Consideration Allocation Schedule (with appropriate adjustments to reflect any payments under Section 1.05(a) or Section 1.05(b)) and conducted in a manner consistent with Section 1.04(b), applied mutatis mutandis). Buyer and Parent shall (and shall cause their Affiliates to) file their income Tax Returns in a manner consistent with the Asset Allocation, as finally agreed by Parent and Buyer or resolved by the Independent Expert (the “Final Asset Allocation”), and no party shall take any position on their income Tax Returns that is inconsistent therewith except as required pursuant to a determination within the meaning of Section 1313(a) of the Code (or any similar resolution or settlement under other provisions of applicable Law). Parent and Buyer shall reasonably cooperate to make any allocations that are required for applicable Tax purposes prior to the time that the Final Asset Allocation is finally determined pursuant to this Section 5.14(j).

SECTION 5.15 Retained Names. From and after the Closing, except as expressly provided in this Section 5.15, any and all rights of the Business Companies to use the Retained Names shall terminate as of the Closing and shall immediately revert to Parent and its Affiliates (other than the Business Companies), along with any and all goodwill associated therewith. As promptly as practicable following the Closing, but in no event later than thirty (30) Business Days after the Closing, Buyer shall cause each Business Company to, as applicable, change its corporate or company name to remove any reference to the Retained Names and file in each jurisdiction in which each Business Company is qualified to do business all documents necessary to reflect such change of name or to terminate its qualification in such jurisdiction under such name. Buyer acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Business Companies or otherwise, to use the Retained Names, except as expressly provided for in this Section 5.15. The Business Companies shall, for a period of ninety (90) calendar days after the Closing (the “Transition Period”), be entitled to use the existing letterheads, policies and procedures and other internal documents and materials in existence and used in the operation of the Business as of the Closing, in each case, containing the Retained Names; provided that all such uses of the Retained Names shall be in substantially the same form and manner as used in the Business as of the Closing. No later than the end of the Transition Period, Buyer shall, and shall cause its Subsidiaries (including the Business Companies) to, revise all letterheads, policies and procedures and other internal documents and materials to delete all references to the Retained Names. Except as expressly provided in this Section 5.15, no other right to use the Retained Names is granted by Parent or any of its Affiliates to Buyer, its Affiliates or, after the Closing, the Business Companies, whether by implication or otherwise, and nothing hereunder permits Buyer, its Affiliates or, after the Closing, the Business Companies, to use the Retained Names in any manner, or to register or seek to register, or to permit, cause or assist any third party to register or to seek to register, any of the Retained Names in any jurisdiction.

SECTION 5.16 Post-Closing Obligations.

(a) From the Closing Date for a period of three (3) years thereafter, Parent shall not, and shall cause its Subsidiaries not to, engage in any business of the type described in the definition of the Business (a “Competing Business”). Notwithstanding the foregoing, none of Parent or any of its Subsidiaries shall be prohibited from acquiring any Person that engages in any Competing Business as long as (i) the Competing Business accounts for less than twenty (20)% of the revenues of such Person as reported in the most recent quarterly financial statements of such Person available at the time the acquisition agreement is signed, (ii) Parent or such Subsidiary, as applicable, divests, enters into a bona fide agreement to divest or otherwise winds down or liquidates such Competing Business within a reasonable period of time, not to exceed nine months (9) months, following the consummation of such acquisition and, in the case of an agreement to divest such Competing Business, thereafter consummates such divestiture with a third party and (iii) Parent, or such Subsidiary, as applicable, provides prompt written notice to Buyer that it has acquired such Competing Business and, if Buyer provides written notice to Parent or such Subsidiary that it is interested in purchasing such Competing Business from Parent or such Subsidiary, then Parent or such Subsidiary shall consider in good faith any proposal from Buyer.

(b) From the Closing Date for a period of two (2) years thereafter, Buyer shall not, and shall cause its Subsidiaries not to, use (i) any assets of the Business or the Business Companies (including any technology or confidential information thereof) which Buyer directly or indirectly acquires pursuant to this Agreement or (ii) any Transferred Employee employed by or providing services to Buyer or its Subsidiaries to engage in the business of providing products for the purpose of supporting online real money gambling in digital slots, table games and live dealer casino, including aggregation platforms and first person perspective gaming products (an “iCasino Business”).

(c) From the date hereof for a period ending one (1) year after the Closing Date, neither Parent nor Buyer shall, and each shall cause its Subsidiaries not to, solicit for employment or hire any employee of the other party or its Subsidiaries; provided that the foregoing shall not preclude general public solicitations by Parent, Buyer or their respective Subsidiaries, or by a bona fide search firm, as the case may be, that are not specifically directed toward employees of the other party or any of its Subsidiaries.

(d) From the Closing Date for a period of five (5) years thereafter, each of Parent and Buyer shall, and shall cause its Subsidiaries to, maintain in confidence any non-public information related to the Business (in the case of Parent and its Subsidiaries) or the Retained Business (in the case of Buyer and its Subsidiaries), and to use such non-public information only for purposes of consummating the Transactions; provided that such confidentiality obligations shall not apply to information that (A) was or becomes generally available to the public other than as a result of a disclosure by Parent or Buyer, as applicable, in breach of this Agreement, (B) first becomes available after the Closing to Parent or Buyer, as applicable, or its Representatives after the Closing Date on a nonconfidential basis from a source other than the other party or its Representatives, provided that such source is believed by Parent or Buyer, as applicable, and such Representatives after reasonable due inquiry not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other party or its Affiliates with respect to such information, or (C) was first independently developed after the Closing by Parent or Buyer, as applicable, or its Representatives on behalf of Parent or Buyer, as applicable, without reference to, incorporation of, or other use of any such non-public information; provided further, that each of Parent and Buyer may, and may permit its Subsidiaries to, disclose such information:

(i) to the extent consented to by the other party;

(ii) to its Representatives who need to know such information for purposes of consummating the Transactions, provided that each of Parent and Buyer shall be liable for any breach of the terms of this Section 5.16(d) by its Representatives; and

(iii) to the extent required by applicable Law, Order, stock exchange rule or other applicable legal, judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process), provided that Parent, Buyer or its Representative, as applicable, (x) will, to the extent legally permitted, provide the other party with prompt written notice thereof prior to making such disclosure so that such other party may seek (at such other party’s sole expense) an appropriate protective order, other reliable assurance that confidential treatment will be accorded to such information or other remedy, (y) will use reasonable best efforts to consult and cooperate (at the other party’s sole expense) with such other party to the extent legally permitted with respect to such other party seeking such a protective order, assurance or other remedy or taking steps to resist or narrow the scope of such requirement and (z) will, to the extent legally permitted, not oppose any action by the other party to obtain such a protective order, assurance or other remedy. If a protective order, other reliable assurance or other remedy is not obtained and the terms of this Section 5.16(d)(iii) are not waived by the party entitled to enforce such terms and subject to the disclosing party’s compliance with the preceding sentence, the disclosing party or its Representatives, as the case may be (A) may disclose such information only to the extent legally required, based on the advice of the disclosing party or such Representative’s, as applicable, legal counsel, (B) will exercise reasonable efforts (at the other party’s sole expense) to obtain assurance that confidential treatment will be accorded to such information that is being disclosed and (C) will, to the extent legally permitted, give advance notice to the other party of the information to be disclosed, or the proposed disclosure itself (as applicable), as far in advance as is reasonably practicable.

(e) (i) From the Closing Date for a period of three (3) years thereafter, Parent shall not use, nor permit its Subsidiaries to use, the services provided to, or Intellectual Property licensed to, Parent or its Affiliates under the Transition Services Agreement to compete with any business of the type described in the definition of the Business and (ii) from the Closing Date for a period of two (2) years thereafter, Buyer shall not use, nor permit its Subsidiaries to use, the services provided to, or Intellectual Property licensed to, Buyer or its Affiliates under the Transition Services Agreement or the Fusion License Agreement to engage in the iCasino Business.

(f) From the Closing Date for a period of eighteen (18) months thereafter:

(i) Parent will maintain the integration of its OGS Platform into the Buyer Platform to the extent such OGS Platform is utilized by existing customers of the Business as of the date hereof, and Buyer agrees to offer Parent’s OGS Platform as an internet casino partner; and

(ii) Buyer will maintain the integration of its OB Platform into the Parent Platform to the extent the OB Platform is utilized by existing customers of the Retained Business as of the date hereof, and Parent agrees to offer Buyer’s OB Platform as a digital sports partner.

(g) From the Closing Date and for the period set forth next to the applicable domain name on Section 5.16(g) of the Parent Disclosure Letter, Parent shall, and shall cause its Subsidiaries to, cause the domain names listed on the first column of Section 5.16(g) (or any replacement or successor URLs thereof) of the Parent Disclosure Letter to be redirected to such domain names set forth on the corresponding row in the second column of Section 5.16(g).

SECTION 5.17 Termination of Affiliate Arrangements. Effective as of the Closing, but subject to the occurrence of the Closing, (a) except for the Intercompany Accounts set forth on Section 5.17(a) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, Parent and its controlled Affiliates (other than the Business Companies), on the one hand, and the Business Companies, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Business Companies, on the one hand, and Parent and its Affiliates (other than the Business Companies), on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Buyer or any of its controlled Affiliates (including, following the Closing, the Business Companies)) in respect of such Intercompany Accounts following the Closing and (b) except for the Fusion License Agreement, the Contracts set forth on Section 5.17(b) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, the Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Parent or any of its controlled Affiliates (other than the Business Companies), on the one hand, and Buyer or any of its controlled Affiliates (including, following the Closing, the Business Companies), on the other hand, following the Closing. Notwithstanding the foregoing, intercompany accounts and balances solely between or among any of the wholly-owned Business Companies shall not be affected by this Section 5.17; provided, that the aggregate intercompany accounts and balances between the Business Companies immediately after the Closing will not exceed $10,000,000 (and provided that for purposes of applying such $10,000,000 limit, intercompany accounts and balances between two Business Companies organized in the same jurisdiction shall not be taken into account).

SECTION 5.18 Resignations. Parent shall use reasonable best efforts to cause to be delivered to Buyer on the Closing Date resignation letters, in form and substance reasonably acceptable to Buyer, of such members of the board of directors (or comparable governing body) of each Business Company and officers of each Business Company which have been requested in writing by Buyer at least five (5) Business Days prior to the Closing Date, such resignation letters to be effective concurrently with the Closing.

SECTION 5.19 Insurance.

(a) Subject to Section 5.19(b), Parent and Buyer agree that the coverage under all insurance policies related to the Business and arranged or maintained by Parent or its Affiliates (other than the Business Companies) is only for the benefit of Parent and its Affiliates (other than the Business Companies), and not for the benefit of Buyer or the Business. Subject to Section 5.19(b), as of the Closing, Buyer agrees to arrange for its own insurance policies with respect to the Business and, without prejudice to any right of indemnification pursuant to this Agreement, agrees not to seek, through any means, to benefit from any of Parent’s or its Affiliates’ (other than the Business Companies’) insurance policies which may provide coverage for claims relating in any way to the Business.

(b) From and after the Closing, with respect to any claim or occurrence relating to the Business Companies or the Business arising prior to the Closing that would be covered by any of the Parent’s or its Affiliates’ insurance policies (such policies, the “Available Insurance Policies” and such claims, the “Coverage Claims”), Buyer, on behalf of the Business Companies, may access, submit claims, retain claims made prior to Closing and seek coverage for such Coverage Claims under the Available Insurance Policies, subject to the terms and conditions of such Available Insurance Policies; provided, however, that (i) Buyer and the Business Companies shall exclusively bear the amount of any “deductibles” associated with claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, (ii) Buyer and the Business Companies shall be solely responsible at their expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims and shall not, without the written consent of Parent, amend, modify or waive any rights of Parent or other insureds under any such insurance policies and programs, (iii) with respect to coverage claims or requests for benefits asserted by Buyer or the Business Companies under the Available Insurance Policies, Parent shall have the right but not the duty to monitor and/or associate with such claims, (iv) Buyer and the Business Companies shall be liable for any fees, costs or expenses incurred by Parent or its Affiliates directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful Coverage Claims and (v) neither Buyer nor the Business Companies shall assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies to any other Person. Notwithstanding anything contained herein, (x) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Parent or its Affiliates to insurance coverage for any matter, whether relating to the Business Companies, the Business or otherwise, and (y) Parent shall retain the exclusive right to control all of its insurance policies and programs, including the Available Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or any rights thereunder; provided that, Buyer and the Business Companies shall use their commercially reasonable efforts to cooperate with Parent with respect to Coverage Claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Parent to manage and conduct its insurance matters as Parent reasonably deems appropriate.

SECTION 5.20 Wrong Pockets.

(a) If at any time following the Closing:

(i) Buyer or any Business Company (or any of its or their Affiliates) receives any payment from customers, suppliers or any third party that is properly payable to Parent (or any of its Affiliates thereof (other than the Business Companies)), including any government recoverables related to COVID-19 to the extent relating to a pre-Closing period (“Government Recoverables”), the Person receiving such payment shall promptly remit (or cause to be promptly remitted) such payment to Parent or its Affiliate that is entitled to such payment;

(ii) Parent (or any Affiliate thereof) receives any payment from customers, suppliers or any third party that is properly payable to Buyer (or any of its Affiliates (including, following Closing, the Business Companies)) or the Business, the Person receiving such payment shall promptly remit (or cause to be promptly remitted) such payment to Buyer or the Business Company that is entitled to such payment;

(iii) Parent or any of its Affiliates owns, possesses or is party to any asset, right, title, property or interest primarily relating to the Business, or any current asset included within the calculation of Closing Working Capital (as finally determined hereunder), Parent shall, and shall cause its Affiliates to, promptly assign any such asset, right, property or interest to the Business Company designated by Buyer, and Buyer shall cause such Business Company to accept such asset, right, property or interest and accept and assume any liabilities applicable to such asset, right, property or interest;

(iv) Any Business Company owns, possesses or is party to any asset, right, title, property or interest not primarily relating to the Business (other than any current asset included within the calculation of Closing Working Capital (as finally determined hereunder)), Buyer shall, and shall cause the applicable Business Company to, promptly assign any such asset, right, property or interest to Parent or to such Affiliate, and Parent shall, or shall cause such Affiliate to, accept such asset, right, property or interest and accept and assume any liabilities applicable to such asset, right, property or interest;

(v) Any Business Company is subject to any Retained Liability (other than a liability included within the calculation of Closing Working Capital or the Closing Indebtedness (each as finally determined hereunder)), Buyer shall cause such Person to promptly assign any such Retained Liability to Parent or to any Affiliate of Parent as Parent may designate, and Parent shall, or shall cause such Affiliate to, accept and assume such Retained Liability; or

(vi) Parent (or any Affiliate thereof) is subject to any Assumed Liability or a liability included within the calculation of Closing Working Capital or Closing Indebtedness (each as finally determined hereunder), Parent shall, or shall cause such Affiliate to, promptly assign such Assumed Liability or liability included within the calculation of Closing Working Capital or Closing Indebtedness to the Business Company designated by Buyer, and Buyer shall cause such Business Company to accept and assume such liability.

(b) Any asset, right, property or interest that is to be assigned to another Person pursuant to this Section 5.20 shall be held in trust for the benefit of the Person entitled thereto until the consummation of the assignment or transfer thereof in accordance with this Section 5.20.

(c) If any liability that is to be assigned to another Person pursuant to this Section 5.20 cannot be assigned or otherwise transferred, any amounts paid by the Person that is subject to such liability in connection with the discharge of such liability shall be promptly reimbursed by the Person to whom such liability is to be assigned or transferred in accordance with this Section 5.20. The parties will (and will cause their Affiliates to) to reasonably cooperate to make and characterize payments pursuant to this Section 5.20 in a manner that is Tax-efficient for the parties and their Affiliates.

SECTION 5.21 Registration Rights.

(a) Buyer Pubco shall file within forty-five (45) calendar days after the Closing (the “Filing Deadline”), and use commercially reasonable efforts to cause to be declared effective as soon as reasonably practicable thereafter, a registration statement on Form S-1 (or, if Buyer Pubco becomes eligible to register the sale of securities on Form S-3 under the Securities Act, then on Form S-3) (the “Resale Registration Statement”) registering the resale of all of the shares of Buyer Pubco Class A Common Shares issued to the Sellers pursuant to Section 1.03(c) (together with any equity security issued in exchange for or with respect to any such Buyer Pubco Class A Common Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or similar transaction, or otherwise, the “Class A Shares”) (the “Effectiveness Deadline”); provided, that Buyer Pubco’s obligations to include a Seller’s Class A Shares in the Resale Registration Statement are contingent upon such Seller furnishing in writing to Buyer Pubco such information regarding such Seller, the securities of Buyer Pubco held by such Seller and the intended method of disposition of the Class A Shares held by such Seller (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by Buyer Pubco to effect the registration of the Class A Shares held by such Seller, and such Seller shall execute such documents in connection with such registration as Buyer Pubco may reasonably request. Buyer Pubco agrees to use commercially reasonable efforts to keep such Resale Registration Statement, or another shelf registration statement that includes the Class A Shares, to remain effective until the earliest of (x) two (2) years following the date of effectiveness of the Resale Registration Statement, (y) the date on which the Sellers cease to hold any Class A Shares issued pursuant to Section 1.03(c) and (z) the first date on which the Sellers are able to sell all of their Class A Shares in a 90-day period without registration under Rule 144 of the Securities Act or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); provided, that Buyer Pubco shall be entitled to delay or postpone the effectiveness of the Resale Registration Statement, and from time to time require the Sellers not to sell under the Resale Registration Statement or suspend effectiveness thereof, if it determines that in order for the Resale Registration Statement not to contain a material misstatement or omission, (i)the negotiation or consummation of a transaction by Buyer Pubco or its Subsidiaries (including Buyer) is pending or another event has occurred, which negotiation, consummation or (ii) other event the board of directors of Buyer Pubco reasonably and in good faith believes, in either case, would require additional disclosure by Buyer Pubco in the Resale Registration Statement of material information that Buyer Pubco has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Resale Registration Statement would be expected, in the reasonable determination of Buyer Pubco’s board of directors, to cause the Resale Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that Buyer Pubco may not delay or suspend the Resale Registration Statement on more than three (3) occasions or for more than sixty (60) consecutive calendar days, or more than one hundred twenty (120) calendar days, in each case during any 12-month period. Upon receipt of written notice from

Buyer Pubco (which notice shall not contain any material non-public information regarding Buyer Pubco) of the happening of any Suspension Event during the period that the Resale Registration Statement is effective or if as a result of a Suspension Event the Resale Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in light of the circumstances under which they were made) not misleading, Parent, on behalf of itself and each Seller, hereby agrees that (i) it and all Sellers will immediately discontinue offers and sales of the Class A Shares under the Resale Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until it and such Sellers receive copies of a supplemental or amended prospectus (which Buyer Pubco agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receive notice that any post-effective amendment has become effective or unless otherwise notified by Buyer Pubco that it and such Sellers may resume such offers and sales, and (ii) it and all Sellers will maintain the confidentiality of any information included in such written notice delivered by Buyer Pubco unless otherwise required by Law or subpoena. If so directed by Buyer Pubco, Parent and each Seller will deliver to Buyer Pubco or, in Parent or such Seller’s sole discretion, destroy all copies of the prospectus covering the Class A Shares in its respective possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Class A Shares shall not apply (A) to the extent Parent or such Seller is required to retain a copy of such prospectus (I) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (II) in accordance with a bona fide preexisting document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data backup. Parent and the Sellers shall not in connection with the foregoing be required to execute any lock up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Class A Shares. Any failure by Buyer Pubco to file the Resale Registration Statement by the Filing Deadline or to effect such Resale Registration Statement by the Effectiveness Deadline shall not otherwise relieve Buyer Pubco of its obligations to file or effect the Resale Registration Statement as set forth in this Section 5.21.

(b) (i) Right to Piggyback. Whenever (A) Buyer Pubco proposes to register any of its securities under the Securities Act or (B) a holder of registration rights under the Registration Rights Agreement, dated April 28, 2021, by and among Buyer Pubco and each person identified on the Schedule of Holders attached thereto as of the date thereof (the “Existing Registration Rights Agreement”; and any such holder, an “Existing Holder”) causes the company to undertake an underwritten offering pursuant to its registration rights (in each case other than (x) in connection with registrations on Form S-4 or S-8 promulgated by the Securities and Exchange Commission or any successor or similar forms or (y) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Class A Shares) and the registration form to be used may be used for the registration of Class A Shares (a “Piggyback Registration”), Buyer Pubco shall give prompt written notice to Parent of its intention to effect such Piggyback Registration and, subject to the terms of Section 5.21(b)(iii), shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws and in any related underwriting) all Class A Shares with respect to which Buyer Pubco has received written requests from the Sellers for inclusion therein within ten days after delivery of Buyer Pubco’s notice.

(ii) Piggyback Expenses. All expenses incident to Buyer Pubco’s performance of or compliance with this Section 5.21(b) (including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for Buyer Pubco and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by Buyer Pubco) (collectively, “Registration Expenses”) shall be paid by Buyer Pubco in all Piggyback Registrations, whether or not any such registration became effective, excluding any underwriting commissions or fees for shares sold by the Sellers which shall be paid by the respective Sellers.

(iii) Priority on Primary Registrations.

(A) If a Piggyback Registration is effective pursuant to clause (A) of Section 5.21(b)(i), and the managing underwriters advise Buyer Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, Buyer Pubco shall include in such registration (i) first, the securities Buyer Pubco proposes to sell, (ii) second, the registrable securities of Existing Holders required to be included in such registration pursuant to the Existing Registration Rights Agreement, (iii) third, the Class A Shares requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the Sellers calculated on the basis of the number of Class A Shares owned by each such Seller that such Seller shall have requested to be included therein to the total number of Class A Shares requested by all such Sellers and (iv) fourth, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(B) If a Piggyback Registration is effective pursuant to clause (B) of Section 5.21(b)(i), and the managing underwriters advise Buyer Pubco in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, Buyer Pubco shall include in such registration (i) first, the registrable securities of Existing Holders required to be included in such registration pursuant to the Existing Registration Rights Agreement, (ii) second, the Class A Shares requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the Sellers calculated on the basis of the number of Class A Shares owned by each such Seller that such Seller shall have requested to be included therein to the total number of Class A Shares requested by all such Sellers, (iii) third, any securities Buyer Pubco proposes to sell and (iv) fourth, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(iv) Right to Terminate Registration. Buyer Pubco shall have the right to terminate or withdraw any registration initiated by it whether or not any Seller has elected to include securities in such registration. In such event, the Registration Expenses of such withdrawn registration shall be borne by Buyer Pubco.

(c) Buyer Pubco shall advise Parent and the Sellers as expeditiously as possible and within five (5) Business Days after:

(i) a Resale Registration Statement or any amendment thereto has been filed with the SEC and when such Resale Registration Statement or any post effective amendment thereto has become effective;

(ii) any request by the SEC for amendments or supplements to any Resale Registration Statement or the prospectus included therein or for additional information;

(iii) the issuance by the SEC of any stop order suspending the effectiveness of any Resale Registration Statement or the initiation of any proceedings for such purpose;

(iv) the receipt by Buyer Pubco of any notification with respect to the suspension of the qualification of the Class A Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v) subject to the provisions in this Agreement, the occurrence of any event that requires the making of any changes in any Resale Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, Buyer Pubco shall not, when so advising Parent and the Sellers of such events, provide Parent and the Sellers with any material, non-public information regarding Buyer Pubco other than to the extent that providing notice to Parent and the Sellers of the occurrence of the events listed in (i) through (v) above constitutes material, non-public information regarding Buyer Pubco.

(d) Buyer Pubco shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Resale Registration Statement as soon as reasonably practicable.

(e) Upon the occurrence of any Suspension Event, except for such times as Buyer Pubco is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Resale Registration Statement as contemplated by this Agreement, Buyer Pubco shall use its commercially reasonable efforts to, as soon as reasonably practicable, prepare a post-effective amendment to such Resale Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Class A Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) Buyer Pubco shall use its commercially reasonable efforts to cause all Class A Shares to be listed on each securities exchange or market, if any, on which Buyer Pubco Class A Common Shares have been listed.

(g) Buyer Pubco shall use its commercially reasonable efforts to allow the Sellers to review disclosure regarding the Sellers in the Resale Registration Statement;

(h) Buyer Pubco shall otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by Parent, consistent with the terms of this Agreement, in connection with the registration of the Class A Shares; and

(i) Buyer Pubco agrees to indemnify and hold harmless, to the fullest extent permitted by law, Parent, the Sellers, the officers, directors, employees and agents acting on behalf of the Sellers with respect to the Class A Shares, and each of their respective representatives (each, a “Reg Rights Indemnitee”), from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities (including amounts paid in settlement) and expenses, joint or several (including reasonable costs of investigation and legal expenses) (“Losses”), arising out of or caused by any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any related prospectus or free writing prospectus in each case relating to an offering or sale of the Class A Shares (as amended or supplemented if Buyer Pubco shall have furnished any amendments or supplements thereto), or arising out of or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the case of the prospectus, in light of the circumstances in which they were made, not misleading, except insofar as such Losses arise out of or are caused by any such untrue statement or omission included or omitted in conformity with information furnished to Buyer Pubco in writing by a Reg Rights Indemnitee or any Person acting on behalf of a Reg Rights Indemnitee expressly for use therein; provided, however, that the foregoing indemnity agreement with respect to any preliminary prospectuses or free writing prospectuses shall not inure to the benefit of such Reg Rights Indemnitee if the Person asserting any Losses against such Reg Rights Indemnitee purchased Class A Shares and (i) prior to the time of sale of the Class A Shares to such Person (the “Initial Sale Time”) Buyer Pubco shall have notified Parent that the preliminary prospectus or free writing prospectus (as it existed prior to the Initial Sale Time) contains an untrue statement of material fact or omits to state therein a material fact required to be stated therein in order to make the statements therein not misleading, (ii) such untrue statement or omission of a material fact was corrected in a preliminary prospectus or, where permitted by law, free writing prospectus and such corrected preliminary prospectus or free writing prospectus was provided to the Sellers a reasonable amount of time in advance of the Initial Sale Time such that the corrected preliminary prospectus or free writing prospectus could have been provided to such Person prior to the Initial Sale Time, (iii) such corrected preliminary prospectus or free writing prospectus (excluding any document then incorporated or deemed incorporated therein by reference) was not conveyed to such Person at or prior to the Initial Sale Time and (iv) such Losses would not have occurred had the corrected preliminary prospectus or free writing prospectus (excluding any document then incorporated or deemed incorporated therein by reference) been conveyed to such Person as provided for in clause (iii) above.

SECTION 5.22 Financial Statements. As soon as reasonably practicable following the date of this Agreement, but in no event later than October 20, 2021, Parent shall deliver, or cause to be delivered to Buyer, the Audited Financial Statements.

SECTION 5.23 Transition Services Agreement. Between the date hereof and the Closing Date, Buyer and Parent will meet regularly (but not less frequently than twice each calendar month) in person, by teleconference or by video conference to plan the transition of their respective businesses and review and make necessary adjustments to the services to be provided under the Transition Services Agreement. Buyer and Parent acknowledge and agree that the form of the Transition Services Agreement attached hereto as Exhibit A was prepared for a non-strategic acquiror, and therefore Buyer and Parent agree to negotiate in good faith (i) to reduce the scope of Services (as defined in the Transition Services Agreement) to reflect Buyer’s existing infrastructure, including commensurate reductions in the cost of such Services to reflect such reduction in scope, and (ii) to reflect any material adjustments proposed to be made to the Business that are likely to affect the Services (as defined in the Transition Services Agreement), especially with regard to any material actions intended to allow the Business to be able to operate independently (e.g., entering into a new software license agreement required by the Business, establishing a new benefits plan for employees of the Business, or implementing an alternative human resource information system for Transferred Employees). If Parent and Buyer are not able to resolve any such reduction in the cost of Services described in the preceding sentence, the dispute shall be referred to the Independent Expert for prompt resolution and conducted in a manner consistent with Section 1.04(b), applied mutatis mutandis. Prior to Closing, each “Service Recipient” under the Transition Services Agreement shall have the right to remove from the Transition Services Agreement any service that it determines, in its sole discretion, it no longer needs.

SECTION 5.24 Real Estate Separation. Each of the parties shall cooperate in good faith to implement the terms and provisions set forth in Section 5.24 of the Parent Disclosure Letter in accordance with the principles and parameters set forth therein. On or before the Closing Date, each of Buyer and Parent shall (and, if applicable, each shall cause its applicable Affiliate party thereto to) execute and deliver each Real Estate Separation Agreement.

SECTION 5.25 Interim Period Investments. Notwithstanding anything to the contrary herein (including, for the avoidance of doubt, Section 4.01(b)(xx)), Parent agrees to make, or cause to be made, each of the expenditures set forth on Section 5.25 of the Parent Disclosure Letter (the “Interim Period Investments”), in each case, substantially within the timeframes set forth therein; provided that, between the date hereof and the Closing, Buyer shall use commercially reasonable efforts to assist Parent in mitigating or reducing the fees, costs and expenses associated with any Interim Period Investment.

SECTION 5.26 Further Assurances. Following the Closing, each party hereto shall, at the written request of the other party, execute, or cause its Affiliates to execute, such further documents, and perform, or cause its Affiliates to perform, such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement, the other Transaction Documents and the Transactions.

ARTICLE VI

CONDITIONS TO CLOSING

SECTION 6.01 Conditions to Each Party’s Obligations to Consummate the Acquisition. The respective obligations of each party to consummate the Acquisition are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) as of the Closing of the following conditions:

(a) Antitrust Approval. Any waiting period (and any extension thereof) applicable to the Acquisition under the HSR Act shall have been terminated or shall have expired and the Foreign Antitrust Approvals set forth on Section 6.01(a) of the Parent Disclosure Letter shall have been obtained.

(b) Gaming Approvals. Subject to Section 6.01(b) of the Parent Disclosure Letter, the Gaming Approvals set forth on Section 6.01(b)(i) of the Parent Disclosure Letter (the “Required Gaming Approvals”) shall have been obtained.

(c) No Legal Restraints. No Law or Order issued by any Governmental Entity of competent jurisdiction enjoining, restraining or otherwise preventing the consummation of the Acquisition shall be in effect and no Action by any Governmental Entity shall be pending that if adversely determined would reasonably be expected to prevent or make illegal the consummation of the Acquisition.

(d) Stock Exchange Listing. The Buyer Pubco Class A Common Shares to be issued pursuant to this Agreement shall have been approved for listing on the Stock Exchange pursuant to a supplemental listing application as of the Closing Date, subject only to official notice of issuance thereof (to the extent such concept is applicable).

(e) Internal Reorganization. The Internal Reorganization shall have been consummated in accordance with the Steps Plan in all material respects.

SECTION 6.02 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Buyer) as of the Closing of the following conditions:

(a) Representations and Warranties of Parent. (i) Each of the representations and warranties of Parent contained in Article II of this Agreement (other than in Section 2.01(a) (Organization and Good Standing; Organizational Documents), Section 2.02 (Authority; Execution and Delivery; Enforceability) and Section 2.03 (Capitalization), Section 2.04 (Business Subsidiaries), Section 2.09(a) (Absence of Certain Changes) and Section 2.19 (Brokers)), without regard to any materiality or “Business Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (ii) the representations and warranties of Parent set forth in

Section 2.01(a) (Organization and Good Standing; Organizational Documents), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (Business Subsidiaries) and Section 2.19 (Brokers), (A) to the extent qualified by materiality or “Business Material Adverse Effect”, shall be true and correct in all respects and (B) otherwise, shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), (iii) the representations and warranties of Parent set forth in Section 2.03 (Capitalization) shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for de minimis inaccuracies, and (iv) the representations and warranties of Parent set forth in Section 2.09(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date. Buyer shall have received a certificate signed on behalf of Parent to the effect that this condition has been satisfied.

(b) Performance of Obligations. Parent shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of Parent to the effect that this condition has been satisfied.

(c) Closing Deliverables. Parent shall have delivered, or caused to be delivered, to Buyer the Closing deliverables set forth in Section 1.03(b).

SECTION 6.03 Conditions to Obligations of Parent. The obligation of Parent to consummate the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) as of the Closing of the following conditions:

(a) Representations and Warranties of Buyer. (i) Each of the representations and warranties of Buyer contained in this Agreement (other than in Section 3.01(a) (Organization, Standing and Power), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03(a)-(b) (Capitalization), Section 3.08(a) (Absence of Certain Changes) and Section 3.09 (Brokers)), without regard to any materiality or “Buyer Material Adverse Effect” qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (ii) the representations and warranties of Buyer set forth in Section 3.01(a) (Organization, Standing and Power), Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.03(a)-(b) (Capitalization) and Section 3.09 (Brokers), (A) to the extent qualified by materiality or “Buyer Material Adverse Effect”, shall be true and correct in all respects and (B) otherwise, shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), and (iii) the representations and warranties of Buyer set forth in Section 3.08(a) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer to the effect that this condition has been satisfied.

(c) Closing Deliverables. Buyer shall have delivered, or caused to be delivered, to Parent the Closing deliverables set forth in Section 1.03(a).

SECTION 6.04 Frustration of Closing Conditions. Neither Buyer, on the one hand, nor Parent, on the other hand, may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by such Person’s failure to perform its covenants and agreements set forth in this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Parent and Buyer;

(b) by either Parent or Buyer, by written notice to the other, if:

(i) subject to Section 7.01(b)(i) of the Parent Disclosure Letter, the Closing has not occurred on or before June 27, 2022 (the “Outside Date”); provided that (i) the conditions set forth in Sections 6.01(a), 6.01(b) or 6.01(c) (with respect to the approvals contemplated by Section 6.01(a) or Section 6.01(b)) are not satisfied as of such date, the Outside Date shall automatically be extended to September 27, 2022 and (ii) a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b)(i) if such party has failed to perform any covenant or agreement in this Agreement which failure has been the proximate cause of the failure of the Closing to occur; or

(ii) any Governmental Entity of competent jurisdiction has issued, enacted, promulgated, adopted or entered any Order or Law permanently enjoining, restraining or otherwise preventing the consummation of the Acquisition and such Order or Law shall have become final and nonappealable, if applicable;

(c) by Buyer, by written notice to Parent, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants, agreements or other obligations set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b) and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Parent shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by Parent of written notice of such breach or failure to perform from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Buyer is then in material breach of any of its representations, warranties, covenants, agreements or other obligations hereunder; or

(d) by Parent, by written notice to Buyer, if Buyer shall have breached any of its representations or warranties or failed to perform any of its covenants, agreements or other obligations set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b) and (ii) is incapable of being cured prior to the Outside Date, or if capable of being cured by the Outside Date, Buyer shall not have cured such breach or failure to perform within forty-five (45) calendar days following receipt by Buyer of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if Parent is then in material breach of any of its representations, warranties, covenants, agreements or other obligations hereunder.

SECTION 7.02 Effect of Termination. In the event of termination of this Agreement by either Parent or Buyer as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the last sentence of Section 4.03, Section 5.12, this Section 7.02, Article IX and the Confidentiality Agreement, all of which shall survive such termination. Nothing in this Section 7.02 shall be deemed to impair the right of any party to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01 No Survival of Representations and Warranties. The parties hereto, intending to modify any applicable statute of limitations, agree that representations and warranties in this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party or any of its Affiliates in respect thereof, including any breach thereof, other than, in each case, for Fraud. Notwithstanding the foregoing, (a) claims for breach of all covenants and agreements contained in this Agreement that by their terms are to be performed at or prior to Closing (“Pre-Closing Covenants”) shall survive the Closing for a period of twelve (12) months following the Closing Date (provided that if any claim is asserted with respect to a breach of a Pre-Closing Covenant, such claim shall survive until resolved) and (b) all covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing or otherwise expressly by their terms survive the Closing (“Post-Closing Covenants”) will survive the Closing in accordance with their terms (or, if no term is specified, until fully performed).

SECTION 8.02 Indemnification by Parent. In addition to the indemnification set forth in Section 5.04(n)(ii), Parent shall indemnify and hold harmless, and pay and reimburse, each of Buyer and its Representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages which any Buyer Indemnitee may incur or suffer to the extent such Damages arise out of, result from or relate to:

(a) any of the Retained Liabilities;

(b) any breach, failure or non-fulfillment of any of Parent’s or its Affiliates’ Pre-Closing Covenants or Post-Closing Covenants;

(c) any Pre-Closing Tax Liabilities;

(d) the Internal Reorganization; and/or

(e) any fees, costs or expenses incurred by Buyer or any of its Affiliates to make or complete any of the Interim Period Investments to the extent any such Interim Period Investments have not been made or completed by Parent or any of its Affiliates as of Closing.

Buyer shall take, and shall cause or direct, as applicable, the other Buyer Indemnitees to take, commercially reasonable steps to mitigate to the extent required by applicable Law any Damages arising from, resulting from or related to the matters set forth in the foregoing clauses (a), (b) or (c).

SECTION 8.03 Indemnification by Buyer. In addition to the indemnification set forth in Section 5.03(a), Section 5.04(f)(ii), Section 5.04(g)(iv) and Section 5.04(n)(i), Buyer shall indemnify and hold harmless Parent, each other Seller and their respective Representatives (collectively, the “Seller Indemnitees”) against and from any and all Damages which any Seller Indemnitee may incur or suffer to the extent such Damages arise out of or result from any of the Assumed Liabilities or any breach, failure or non-fulfillment of any of Buyer’s or its Affiliates’ Pre-Closing Covenants or Post-Closing Covenants. Seller shall take, and shall cause or direct, as applicable, the other Seller Indemnitees to take, commercially reasonable steps to mitigate to the extent required by applicable Law any Damages arising from, resulting from or relating thereto.

SECTION 8.04 Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article VIII (the “Indemnified Party”) shall give prompt written notice to Parent or Buyer, respectively (the “Indemnifying Party”), of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Damages (to the extent estimable at such time) and the basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent (and only to the extent) the Indemnifying Party is materially prejudiced by such failure.

SECTION 8.05 Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim based on any Action by any third party with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided that the Indemnifying Party provides written notice to the Indemnified Party of its election to assume the defense of such claim within thirty (30) days of receiving written notice of such Claim from the Indemnified Party pursuant to Section 8.04; provided, further, that the Indemnifying Party shall not be entitled to assume the defense of such Claim if (i) the Claim relates to any criminal or quasi-criminal matter or seeks injunctive or other equitable relief that the Indemnified Party reasonable determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, provided that if any portion of the claim can be so separated from the related claim for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages, or (ii) the Indemnified Party shall have reasonably concluded, after conferring with its outside counsel, that an actual or potential conflict of interest exists between the Indemnifying Party or any of its Affiliates, on the one hand, and the Indemnified Party, on the other hand, that would make separate representation advisable, including, for the avoidance of doubt, any Claim involving a warranty or a commercial relationship between the third party involved in such Action or its Affiliates, on the one hand, and the Indemnified Party or its Affiliates, on the other hand; and, provided, further, that the Indemnifying Party will not, in the defense of any such Action, except with the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, delayed or conditioned), consent to the entry of any Order or enter into any settlement (a) which provides for any relief other than the payment of monetary damages or (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such Action, (i) the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party (provided, for the avoidance of doubt, that the Indemnifying Party will be liable to, and will reimburse the Indemnified Party for, legal and other expenses incurred in connection with such claim prior to the Indemnifying Party’s election to assume the defense of such Action), (ii) the Indemnified Party may hire separate counsel at its own expense and may participate in the defense of such Action and (iii) the Indemnifying Party shall keep the Indemnified Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith recommendations made by the Indemnified Party with respect thereto. As to those third-party Actions with respect to which the Indemnifying Party does not elect, or is not entitled, to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its own cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Section 5.14(c), and not this Section 8.05, shall govern the control and conduct of Tax Proceedings with respect to the Business and the Business Companies.

SECTION 8.06 Exclusivity, No Duplicate Recovery. Following the Closing, this Article VIII and Section 5.03(a), Section 5.04(f)(ii), Section 5.04(g)(iv) and Section 5.04(m) provide the exclusive means by which a party hereto may assert and remedy claims of any nature whatsoever relating to the Transactions (other than disputes related to any adjustments pursuant to Section 1.04, which shall be governed by the terms of Section 1.04); provided, however, that the foregoing in this Section 8.06 shall not preclude any party from seeking (a) any relief other than monetary damages (including injunctive relief or specific performance) when such relief is otherwise available under this Agreement or applicable Law, (b) any remedy under any Transaction Document (other than this Agreement) or the Confidentiality Agreement or (c) any claim in respect of Fraud. Notwithstanding any other provision of this Agreement to the contrary, (a) in no event shall any Indemnified Party be entitled to indemnification under this Article VIII with respect to any matter to the extent that such matter was reflected in the calculation of an adjustment pursuant to Section 1.04 or a payment under Section 1.05 and (b) in no event shall Parent be required to indemnify a Buyer Indemnitee pursuant to Section 8.02 with respect to an amount of Taxes that (A) it has already paid to the Buyer pursuant to Section 5.14(a) or (B) subject to Parent’s and its Affiliates compliance with Section 5.14(f)(ii), arises out of the breach by Buyer or any of its Affiliates (for this purpose, including any Business Company after Closing) of the covenant (with respect to actions within the control of Buyer) in Section 5.14(f)(ii).

SECTION 8.07 Calculation of Damages. Except as otherwise provided in this Article VIII, in any case where the Indemnified Party subsequently actually recovers from third parties any amount (excluding any amount obtained in respect of any Tax Benefit) in respect of a matter with respect to which the Indemnifying Party has indemnified the Indemnified Party pursuant to this Article VIII, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the costs, Taxes or other expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter. The computation of the amount of any indemnity payment required to be made pursuant to this Article VIII shall be reduced by the amount of the Tax Benefit, if any, actually realized by the Indemnified Party as a result of incurring the liability at issue in the taxable period during which such liability is incurred or in the subsequent two (2) taxable periods, provided that, if such Tax Benefit is actually realized after the applicable indemnity payment is made pursuant to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.

SECTION 8.08 Tax Treatment of Indemnity Payments. For Tax purposes, unless otherwise required by Law, any indemnity payment under this Agreement shall be treated as an adjustment to the consideration payable in respect of the Transferred Company with respect to which the Damages, Retained Liabilities or Taxes that gave rise to the indemnity payment relates.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties hereto in accordance with this Section 9.01):

(a)	if to Buyer or to Buyer Pubco, to:

Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

Attention: Jason Lublin, Robert Hilton

Email: jlublin@endeavorco.com, rhilton@endeavorco.com

with a copy, which shall not constitute notice, to:

Latham & Watkins LLP

Attention: Justin G. Hamill, Michael V. Anastasio

1271 Avenue of the Americas

New York, NY 10020

Latham & Watkins LLP

Attention: Jonathan P. Solomon

330 N. Wabash Ave., Suite 2800

Chicago, IL 60611

Attention:	Justin G. Hamill, Jonathan P. Solomon, Michael V. Anastasio

Email: justin.hamill@lw.com, jonathan.solomon@lw.com, michael.anastasio@lw.com

(b)	if to Parent, to:

Scientific Games Corporation

6601 Bermuda Rd.

Las Vegas, NV 89119

Attention: James Sottile, Chief Legal Officer

Email: James.Sottile@scientificgames.com

with a copy, which shall not constitute notice, to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Robert I. Townsend III, Esq.

O. Keith Hallam, III, Esq.

Jenny Hochenberg, Esq.

Email:	RTownsend@cravath.com

    KHallam@cravath.com

    JHochenberg@cravath.com

SECTION 9.02 Definitions. For the purposes of this Agreement:

“401(k) Employees” means any (a) Transferred Employee who, as of immediately prior to the Closing, participates in the Parent 401(k) Plan and (b) employee hired by Buyer or any of its Affiliates following the Closing and who, at any time following the Closing and prior to the 401(k) Transition Date, participates in the Parent 401(k) Plan pursuant to the Transition Services Agreement.

“Accounting Principles” means GAAP using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions, and valuation and estimation methodologies) used and applied by Parent in the preparation of the Financial Statements; provided that if such accounting principles, practices, procedures, policies and methods used and applied by Parent in the preparation of the Financial Statements and GAAP are inconsistent, GAAP shall take precedence and control; provided that the Accounting Principles (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the Transactions and (ii) shall follow the defined terms contained in this Agreement.

“Acquisition Proposal” means, other than the Transactions, any offer or proposal relating to, in a single transaction or a series of related transactions, any acquisition or purchase, directly or indirectly, (whether by merger, consolidation, business combination, sale of stock or assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction) of a portion of the Business that comprises 5% or more of its combined net revenues or net income, taken as a whole, or 5% or more of the assets of the Business, taken as a whole, by any third party other than Buyer or its Affiliates.

“Adjustment Amount” means a number (which may be a negative number) equal to the (a) Final Adjustment Amount, minus (b) Estimated Adjustment Amount.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by Contract or otherwise.

“Affiliate Contract” means any Contract between a Business Company, on the one hand, and Parent or any of its Affiliates (other than a wholly-owned Business Company), on the other hand, excluding, for the avoidance of doubt, any Transaction Document.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any public official, commercial entity or any other Person to obtain an improper business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, (the “FCPA”), the UK Bribery Act of 2010, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Business Organization Law” means, with respect to any Person, the applicable law of organization of such Person.

“Applicable Gaming Law” means, with respect to any Person, all applicable laws, statutes, regulations, by-laws, subordinate legislation, regulatory policies (including any requirement, standard, guidance, announcement or notice of any Gaming Regulatory Authority) of such Person or any of its Subsidiaries and which, in each case, have a binding legal effect.

“Associated Person” means, in relation to a company, a Person (including any employee, agent or subsidiary) who performs (or has performed) services for or on behalf of that company.

“Assumed Benefit Plan” means each Benefit Plan (a) that is maintained, sponsored or entered into by any of the Business Companies or (b) for which liabilities and/or assets transfer to Buyer or its Affiliates (including the Business Companies) under applicable Law as a result of the Transactions.

“Assumed Liabilities” means all obligations and liabilities to the extent arising out of, or relating to, the Business (including the ownership or operation thereof), whether any such liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided, however, that notwithstanding anything to the contrary herein, (i) any obligation or liability that Parent is required to indemnify pursuant to Section 5.04(n)(ii) shall be a Retained Liability; and (ii) in no event will any liability for Taxes constitute an Assumed Liability.

“Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto) or any other compensation, employment or employee benefit plan, program, arrangement, agreement or policy (including each individual employment, consulting, severance, incentive, stock option or other equity or equity-based, vacation pay, employee loan, educational assistance, fringe benefit, cafeteria or flex, health or welfare, life or disability insurance, retirement, pension, profit sharing, deferred compensation, redundancy, transaction, restrictive covenant, retention and/or change in control agreement or arrangement), in each case, whether written or unwritten, funded or unfunded, sponsored, contributed to or maintained by Parent or any of its Affiliates (or for which Parent or any of its Affiliates could have any liability, whether absolute or contingent) in which any current or former Business Employee (or in each case, any beneficiary or dependent thereof) participated or under which any Business Company or any of its Subsidiaries could have any liability, whether absolute or contingent, excluding any plan, program, agreement or arrangement maintained exclusively by a Governmental Entity.

“Business Companies Relevant Licenses” means all Consents issued by any Gaming Regulatory Authority to any Business Company or any officers, directors or employees thereof which are necessary to operate the Business in accordance with the Applicable Gaming Laws.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means each employee of Parent and its Affiliates (a) who as of the Closing Date spends at least 50% of his or her work time in the operation of the Business, (b) whose employment will transfer to one of the Business Companies on the Closing Date by operation of applicable Law (an “Automatic Transfer Employee”) or (c) who is set forth on Section 9.02(a)(i) of the Parent Disclosure Letter, including in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation; provided that any individual set forth on Section 9.02(a)(ii) of the Parent Disclosure Letter shall not be a “Business Employee”.

“Business Expenses” means all fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, the Business Companies in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of Parent’s covenants or agreements in this Agreement or any other Transaction Document or the preparation for or consummation of the Transactions (including in connection with the Internal Reorganization and the preparation of the Financial Statements), to the extent not paid prior to Closing, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of the Business Companies, (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Business Companies pursuant to this Agreement or any other Transaction Document and (c) all sale, stay, success, transaction, retention, severance, change of control or similar bonuses, payments or benefits implemented by Parent and its Affiliates prior to the Closing and due to any current or former employees, officers, directors, consultants or agents of Parent or any of its Subsidiaries (including any of the Business Companies), in each case, solely as a result of the consummation of the Transactions and/or any period of continued service thereafter (but excluding, for the avoidance of doubt, any double-trigger severance as a result of termination of employment on or following the Closing), together with the employer portion of any employment, payroll or similar Taxes attributable to amounts payable pursuant to this clause

(c), in each case, (calculated without regard to the ability to defer Taxes under the CARES Act), in each case, that are payable by a Business Company; provided that the portion of the Business Expenses allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Consideration Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.

“Business Intellectual Property” means the Non-Owned Intellectual Property and the Owned Intellectual Property.

“Business Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “effect”) that (a) other than for purposes of Section 2.09(a) and clause (iv) of Section 6.02, has or would reasonably be expected to prevent, materially delay or materially impair the ability of each of Parent, each Seller or each Business Company to perform its respective obligations under this Agreement or any other Transaction Documents or to consummate the Transactions or (b) has or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Business, taken as a whole; provided, however, that in the case of this clause (b), a Business Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, to the extent arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Business Material Adverse Effect): any effect (A) (1) generally affecting (x) the economy or political, social, regulatory, business, economic, financial, credit, commodity or capital market conditions in the United States or any other country or region in the world, in each case including changes in interest or exchange rates, monetary policy or inflation, or (y) the industries in which the Business operates, or (2) to the extent arising out of, resulting from or attributable to (u) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, riots, sabotage, cyberattacks, terrorism or other international or national calamity or any worsening or escalation of such conditions, (v) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, acts of God, weather-related events, force majeure events or other comparable events, (w) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national, federal, state or local government, (x) any adoption, proposal or implementation of, or change or prospective change in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (y) any change or prospective change in GAAP after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity or (z) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided that, with respect to this clause (A), only to the extent that such effect does not have a material and disproportionate adverse effect on the Business compared to other participants in the industries or geographic locations in which the Business operates (in which case, only the incremental material and disproportionate adverse effect may be taken into account in determining whether there has been or will be a Business Material Adverse Effect); or (B) to the extent arising out of, resulting from or attributable to (1) the negotiation, execution or announcement of this Agreement or the other Transaction Documents, or the pendency of the Transactions, including any Action resulting therefrom, any reduction in revenues resulting therefrom, any impact on relationships with Governmental Entities, vendors, customers, employees, financing sources, partners or similar relationships resulting therefrom (provided, however, that this clause (1) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Parent in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of this Agreement or the Transactions or any conditions to Closing related to such representations or warranties), (2) any change resulting or arising from the identity of Buyer or any of its Affiliates, (3) the taking of any action (or the omission of any action) expressly required to be taken or omitted by this Agreement or any other Transaction Document or otherwise at the written request or with the written consent of Buyer, in each case, other than as required or contemplated by Section 4.01, or (4) any failure by the Business to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Buyer or any of its Representatives; provided that this clause (B)(4) shall not prevent a determination that any effect underlying such failure to meet estimates or other indicia of performance has resulted in a Business Material Adverse Effect (to the extent such effect is not otherwise excluded from this definition of Business Material Adverse Effect).

“Business Records” means all data and records (including Contracts) of the business and operations of the Business on whatever media and wherever located.

“Business Subsidiaries” means the Subsidiaries of the Transferred Companies, after giving effect to the Internal Reorganization.

“Buyer Disclosure Letter” means the disclosure letter delivered by Buyer to Parent in connection with the execution and delivery by the parties of this Agreement. The Buyer Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of this Agreement to the extent that it is reasonably apparent on its face from the content and context of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Buyer Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development (an “effect”) that (a) other than for purposes of Section 3.08(a) and clause (iii) of Section 6.03(a), has or would reasonably be expected to prevent, materially delay or materially impair the ability of each of Buyer or Buyer Pubco to perform its respective obligations under this Agreement or any other Transaction Documents or to consummate the Transactions or (b) has or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Buyer Pubco and its Subsidiaries, taken as a whole; provided, however, that in the case of this clause (b), a Buyer Material Adverse Effect will not include or be deemed to result from any effect, either alone or in combination with any other effect, directly or indirectly, to the extent arising out of, relating to or attributable to (and none of the following shall be taken into account in determining whether there has been or will be a Buyer Material Adverse Effect): any effect (A) (1) generally affecting (x) the economy or political, social, regulatory, business, economic, financial, credit, commodity or capital market conditions in the United States or any other country or region in the world, in each case including changes in interest or exchange rates, monetary policy or inflation, or (y) the industries in which Buyer and its Subsidiaries operate, or (2) to the extent arising out of, resulting from or attributable to (t) changes in the price or trading volume of the Buyer Pubco Class A Common Shares, in and of itself (it being understood that any cause of such effect may be deemed to constitute, in and of itself, a Buyer Material Adverse Effect and may be taken into consideration when determining whether a Buyer Material Adverse Effect has occurred to the extent such effect is not otherwise excluded from this definition of Buyer Material Adverse Effect), (u) acts of war (whether or not declared), military activity, acts of armed hostility, civil disobedience, riots, sabotage, cyberattacks, terrorism or other international or national calamity or any worsening or escalation of such conditions, (v) any hurricane, tropical storm, tropical depression, earthquake, flood or other natural disaster, acts of God, weather-related events, force majeure events or other comparable events, (w) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national, federal, state or local government, (x) any adoption, proposal or implementation of, or change or prospective change in, any applicable Law after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity, (y) any change or prospective change in GAAP after the date of this Agreement or any interpretation or enforcement thereof by any Governmental Entity or (z) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided that, with respect to this clause (A), only to the extent that such effect does not have a material and disproportionate adverse effect on Buyer and its Subsidiaries, taken as a whole, compared to other participants in the industries or geographic locations in which Buyer and its Subsidiaries operate (in which case, only the incremental material and disproportionate adverse effect may be taken into account in determining whether there has been or will be a Buyer Material Adverse Effect); or (B) to the extent arising out of, resulting from or attributable to (1) the negotiation, execution or announcement of this Agreement or the other Transaction Documents, or the pendency of the Transactions, including any Action resulting therefrom, any reduction in revenues resulting therefrom, any impact on relationships with Governmental Entities, vendors, customers, employees, financing sources, partners or similar relationships resulting therefrom (provided, however, that this clause (1) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by Buyer in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of this Agreement or the Transactions or any conditions to Closing related to such representations or warranties), (2) any change resulting or arising from the identity of Parent or any of its Affiliates, (3) the taking of any action (or the omission of any action) expressly required to be taken or omitted by this Agreement or any other Transaction Document or otherwise at the written request or with the written consent of Parent, in each case, other than as required or contemplated by Section 4.02 or (4) any failure by Buyer and its Subsidiaries to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Parent or any of its Representatives; provided that this clause (B)(4) shall not prevent a determination that any effect underlying such failure to meet estimates or other indicia of performance has resulted in a Buyer Material Adverse Effect (to the extent such effect is not otherwise excluded from this definition of Buyer Material Adverse Effect).

“Buyer Platform” means the platforms that will be owned by one of the Business Companies immediately after the Closing, including the user interface and user experience elements thereof and the associated player account management platform.

“Buyer Pubco Class A Common Shares” means shares of Class A Common Stock, par value $0.00001 per share, of Buyer Pubco.

“Buyer Pubco SEC Reports” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Buyer Pubco with the SEC under the Securities Act or the Exchange Act since January 1, 2019, together with any amendments, restatements or supplements thereto.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, issued August 8, 2020, the Consolidated Appropriations Act, 2021, or any similar applicable federal, state or local Law.

“Cash” means the aggregate amount of cash and cash equivalents (excluding for the avoidance of doubt, any Restricted Cash), and marketable securities of the Business Companies (after giving effect to the Internal Reorganization), net of uncleared checks outstanding and pending wire transfers, in each case determined in accordance with the Accounting Principles; provided that the portion of Cash allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Consideration Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation.

“Cash Consideration” means $1,000,000,000.

“Closing Cash” means the aggregate amount of Cash as of the Reference Time (but reduced by any Cash dividends or distributions in respect of capital stock and any uses of Cash to pay Indebtedness or Business Expenses, in each case made or received, as applicable, subsequent to the Reference Time and prior to the Closing).

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Business Companies (after giving effect to the Internal Reorganization), on a consolidated basis (including principal, accrued and unpaid interest, penalties (including prepayment penalties), fees, premiums make-whole payments, breakage amounts, expenses or other amounts payable thereon (including in connection with the prepayment thereof)), that remains unpaid as of immediately prior to Closing; provided that the portion of Closing Indebtedness allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Consideration Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation. Notwithstanding anything to the contrary in this Agreement, Closing Indebtedness shall not include any amount that constitutes Business Expenses or is included as a liability in Closing Working Capital.

“Closing Working Capital” means (i) the consolidated total current assets of the Business Companies (after giving effect to the Internal Reorganization), minus (ii) the consolidated total current liabilities of the Business Companies (after giving effect to the Internal Reorganization), in each case, as calculated in accordance with the Accounting Principles; provided that the calculation of Closing Working Capital will not include, in whole or in part, any (A) Cash, (B) Indebtedness, (C) Business Expenses or (D) Government Recoverables; provided, further that the portion of Closing Working Capital allocated to each Transferred Company for purposes of determining the portion of the Adjustment Amount attributable to such Transferred Company for purchase price allocation purposes shall be determined in a manner consistent with the Consideration Allocation Schedule and shall be subject to adjustment so that such allocation is consistent with the Final Asset Allocation. An illustrative calculation of the Closing Working Capital as of September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021 is set forth on Section 9.02(b) of the Parent Disclosure Letter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means each collective bargaining, works council or other labor union Contract or labor arrangement (i) covering any Business Employee, (ii) to which any Business Company or any of its Subsidiaries is bound or (iii) to which Parent or any of its Affiliates is bound that relates to the Business, excluding, in each case, any national, industry or similar generally applicable Contract or arrangement.

“Contract” means any note, bond, mortgage, indenture, lease, license or other contract, agreement, instrument or legally binding obligation, in each case, whether written or oral.

“Cooperative Support Agreement” means that certain cooperative support agreement, substantially in the form attached as Exhibit B hereto, which form shall be further negotiated in good faith by Parent and Buyer between the date hereof and the Closing Date.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, any “second” or “subsequent” waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction (or any other measures affecting the compensation or benefits of Business Employees), reduced capacity, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Credit Documents” means each of those documents listed on Section 2.03 of the Parent Disclosure Letter.

“Cross Product Incentive Agreement” means that certain cross product incentive agreement, substantially in the form attached as Exhibit C hereto, which form shall be further negotiated in good faith by Parent and Buyer between the date hereof and the Closing Date.

“Damages” means losses, liabilities, damages, Taxes, deficiencies, costs and expenses directly incurred or suffered (and, if applicable, reasonable attorneys’ fees associated therewith), but shall not include punitive damages (unless such damages are awarded to a third party).

“DBS Canada” means DBS Canada Corporation, a Canadian corporation.

“Debt Financing” means any debt financing that Buyer or its Affiliates may pursue or utilize in connection with the Acquisition and the other Transactions.

“Debt Financing Sources” means the Persons that have committed to provide, or who Buyer or its Affiliates may enter into agreements with in connection with, the Debt Financing.

“Deferred Payroll Taxes” means, any Taxes payable by Parent that (x) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (y) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed.

“Don Best” means Don Best Sports Corporation, a Nevada corporation.

“Environmental Laws” means any Laws relating to the protection of the environment, natural resources or, as it relates to exposure to any hazardous or toxic substance present in the environment or workplace, human health and safety.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, registrations and other similar authorizations of Governmental Entities relating to or required by Environmental Laws for the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and any applicable regulations and rules pursuant thereto, and any successor statute, rules or regulations.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Business Companies that, together with any of the Business Companies, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Adjustment Amount” means the sum of (a) Estimated Closing Cash, plus (b) Estimated Working Capital Adjustment Amount, minus (c) Estimated Closing Indebtedness, minus (d) Estimated Business Expenses.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Adjustment Amount” means the sum of (a) Closing Cash, plus (b) the Working Capital Adjustment Amount, minus (c) Closing Indebtedness, minus (d) Business Expenses, in each case as finally determined pursuant to Section 1.04.

“Financial Statements” means the following financial statements: (i) the unaudited combined balance sheet of the Business as of the years ended December 31, 2020 and December 31, 2019, and the related unaudited combined statements of operations, comprehensive income, cash flows and changes in Parent’s equity for the years then ended, including in each case the notes thereto, (ii) the unaudited combined balance sheet of the Business Companies as of June 30, 2021, and the related unaudited combined statements of operations, comprehensive income, cash flows and changes in Parent’s equity for the six (6) months then ended (the financial statements described in clauses (i) and (ii), collectively, the “Unaudited Financial Statements”) and (iii) the audited combined balance sheet of the Business as of the years ended December 31, 2020 and December 31, 2019, and the related audited combined statements of operations, comprehensive income, cash flows and changes in Parent’s equity for the years then ended, including in each case the notes thereto (the financial statements described in this clause (iii), collectively, the “Audited Financial Statements”).

“Fraud” means, with respect to any Person, fraud of such Person in respect of any of the express representations and warranties of such Person set forth in this Agreement or in any other Transaction Document. For the avoidance of doubt, only the Person who committed a Fraud shall be responsible for such Fraud and only to the party alleged to have suffered from such alleged Fraud.

“FSA Employee” means any (a) Transferred Employee or (b) employee hired by Buyer or any of its Affiliates following the Closing, in each case, and who, immediately prior to the FSA Transition Date, participates in the Parent FSA Plan.

“GAAP” means generally accepted accounting principles in the United States.

“Gaming Approvals” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, determinations of qualification, franchises, exemptions, waivers, concessions and entitlements issued by any Gaming Regulatory Authority or under any Applicable Gaming Laws that are required of the applicable party.

“Gaming Regulatory Authority” means the competent Governmental Entity in any jurisdiction regulating gambling, betting and gaming activities (if any), including, for the avoidance of doubt, the Governmental Entities issuing the Business Companies Relevant Licenses.

“Indebtedness” means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (to the extent applicable conditions to such payment are satisfied (other than the passage of time)), (iv) all capitalized lease obligations (calculated in accordance with GAAP) of such Person (excluding any amounts in respect of operating leases), (v) any net payment obligations under any interest rate or currency swaps, caps or other derivatives, commodity or hedging arrangements, to the extent payable as a result of the consummation of the Transactions, (vi) all obligations for the deferred purchase price of property, assets or services or for earn-outs, purchase price adjustments, holdbacks or other similar obligations (calculated at the full amount of the possible payment outstanding), (vii) to the extent drawn upon, all obligations of such Person evidenced by letters of credit, banker’s acceptances, fidelity, surety or bonds, customs bonds or similar instruments or facilities, (viii) arising from or in connection with the Paycheck Protection Program under the CARES Act, (ix) any accrued rent, fees, or other expenses outstanding arising from or relating to any Leased Real Property which has been terminated at or prior to the Closing, (x) all Indebtedness of a type referred to in clauses (i) through (ix) above of other Persons guaranteed by such Person,

(xi) vacation and other paid time off and all unpaid and unfunded compensation payable by the Business Companies (including cash incentive bonuses and commissions, nonqualified deferred compensation, severance payments or benefits, the value of any accrued, but unpaid employer matching or other contributions under the Parent 401(k) Plan, and any earned, but unpaid and unfunded amounts under any Assumed Benefit Plan), in each case, together with the employer portion of any payroll Taxes payable in connection therewith, (xii) any Deferred Payroll Taxes to the extent unpaid as of the Closing, (xiii) all Indebtedness referred to in clauses (i) through (xii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person (calculated, in the case of Indebtedness for which recourse is limited solely to the property subject to the applicable Lien, as an amount equal to the lesser of (A) the value (as determined in good faith by Parent) of the property of such Person subject to such Lien securing such Indebtedness and (B) the amount of such Indebtedness) and (xiv) the unpaid income Tax liabilities of such Person for Pre-Closing Tax Periods; provided, however, that Indebtedness shall not include (A) any intercompany obligations owing by any Transferred Company or any of its wholly owned Subsidiaries, on the one hand, to another Transferred Company or any of their respective wholly owned Subsidiaries, on the other hand, and (B) any trade payables incurred in the ordinary course of business; provided further that for purposes of Article I, Indebtedness shall be calculated as set forth in the applicable clause (i) through (vii) above or, where the method of calculation is not specified, in accordance with the Accounting Principles, to the extent applicable.

“Information Technology Systems” means software computers, workstations, routers, hubs, switches, communication lines and other technology equipment used or held for use in connection with the operation of the Business, including all databases, websites, e-commerce platforms and associated documentation used in connection with the operation of the Business.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property, whether in the United States or any foreign jurisdiction, including: (i) all issued patents and pending patent applications, including all related continuations, continuations-in-part, divisions, reexaminations, and reissues, revivals, substitutions and extensions thereof, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Entity, including all registrations and applications for registration, renewals and extensions of registration for any of the foregoing, (ii) registered and material unregistered trademarks, service marks, trade names, corporate names, trade dress and logos, and pending applications to register the same, along with names, corporate names, domain names, slogans, design rights and other similar designations of source or origin, together with the goodwill of the business associated with any of the foregoing, along with all registrations, applications for registrations, renewals and extensions of registrations for any of the foregoing, (iii) all registered and unregistered copyrights and copyrightable subject matter (including literary works and any other original works of authorship fixed in any tangible medium, moral rights, mask work, databases, data collections and rights therein, web site content, rights to compilations, design rights, collective works and derivative works, and the right to create collective and derivative works, of any of the foregoing), whether or not published, all recordations thereof, and all registrations thereof and pending applications to register the same, along with all reversions, extensions and renewals thereof, (iv) Internet domain names and registrations thereof, (v) all material trade secrets, in each case developed or acquired by any Business Company, and (vi) all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Parent or any of its Affiliates (other than the Business Companies), on the one hand, and any Business Company, on the other hand.

“International DC Employee” means any (a) Transferred Employee who, as of immediately prior to the Closing, participates in an International Parent DC Plan and (b) employee hired by Buyer or any of its Affiliates following the Closing and who, at any time following the Closing and prior to the applicable International DC Transition Date, participates in an International Parent DC Plan pursuant to the Transition Services Agreement.

“International Parent DC Plan” means any defined contribution plan sponsored or maintained by Parent or one of its Affiliates (other than a Business Company), but excluding the Parent 401(k) Plan.

“Knowledge of Buyer” or other references to “Knowledge” with respect to Buyer means the actual knowledge of any of the Persons set forth on Section 9.02(c) of the Buyer Disclosure Letter, in each case, after reasonable due inquiry of the employee(s) of Buyer or its applicable Subsidiary with primary responsibility for the relevant subject matter.

“Knowledge of Parent” or other references to “Knowledge” with respect to Parent means the actual knowledge of any of the Persons set forth on Section 9.02(d) of the Parent Disclosure Letter, in each case, after reasonable due inquiry of the employee(s) of Parent or its applicable Subsidiary with primary responsibility for the relevant subject matter.

“Lower Working Capital Collar” means an amount equal to the Target Working Capital minus $5,000,000.

“Non-Owned Intellectual Property” means all Intellectual Property used by any Business Company or necessary for the operation of the Business of the Business Companies that is not Owned Intellectual Property.

“Non-US Transferred Companies” means (i) DBS Canada and (ii) OB Tech Newco Target.

“NYX” means NYX Digital Gaming (USA), LLC, a Nevada limited liability company.

“OB Platform” means the Business’s OpenBet and Managed Trading Service platform.

“OB Tech Newco Target” means a wholly-owned direct or indirect subsidiary of Parent that is a company formed under the laws of Jersey.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“OGS Platform” means Parent’s OpenGaming system internet Casino aggregation platform.

“Open Source” means software that is distributed to the general public under a license permitting the user to execute, copy, and redistribute the software, and to modify the software (which requires that it be made available in source code form). Open Source includes, software conforming to The Open Source Definition (available at http://opensource.org/osd) developed by the Open Source Initiative (OSI) or The Free Software Definition (available at http://www.gnu.org/philosophy/free-sw.html) developed by the Free Software Foundation (FSF), and any publicly available software licensed under any of the licenses approved by the OSI or FSF and listed on their respective websites.

“Owned Intellectual Property” means all Intellectual Property owned by any Business Company.

“Parent 401(k) Plan” means the Scientific Games Corporation 401(k) Plan.

“Parent Consolidated Group” means any affiliated, consolidated, combined unitary or aggregate group that includes Parent or any of its Affiliates (other than any group consisting solely of Business Companies).

“Parent Consolidated Tax Return” means any Tax Return of a Parent Consolidated Group.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to Buyer in connection with the execution and delivery by the parties of this Agreement. The Parent Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the disclosure in any section or subsection shall be deemed to qualify any other sections and subsections of this Agreement to the extent that it is reasonably apparent on its face from the content and context of such disclosure that such disclosure also qualifies or applies to such other sections and subsection.

“Parent FSA Plan” means the Benefit Plan that provides certain employees of Parent and its Affiliates with qualified flexible spending accounts for health and/or dependent care expenses.

“Parent Platform” means the platforms that will be owned by Parent or one of its Subsidiaries immediately after the Closing, including the user interface and user experience elements thereof and the associated player account management platform.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for obligations not yet due and payable or that are being contested in good faith by appropriate proceedings and in respect of which adequate reserves have been made in accordance with GAAP, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings and in respect of which adequate reserves have been made in accordance with GAAP, (iv) Liens arising in connection with the Material Contracts, (v) easements, covenants, conditions, rights-of-way leases, restrictions and other similar charges and encumbrances or other minor title defects that would not reasonably be expected to materially impair the continued value, use or operation of the assets to which they relate, (vi) zoning, building, land use and other similar Laws that would not reasonably be expected to materially impair the continued value, use or operation of the assets to which they relate, (vii) Liens that have been placed by any developer, owner, landlord, lessor or other third party on any Leased Real Property, on any properties or assets owned by such party and leased to another party or with respect to which another party has easement rights, and any subordination or similar agreements relating thereto, (viii) Liens to secure landlords or lessors pursuant to the terms of any lease or license, (ix) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (x) Liens that will be released at or prior to the Closing, (xi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (xii) transfer restrictions under applicable Securities Laws, (xiii) Liens on cash that constitutes restricted cash or that is otherwise supporting any surety bonds, performance bonds, letters of credit or similar obligations and (xiv) other Liens that do not, individually or in the aggregate, materially impair the continued use, operation or value of the properties and assets to which they relate.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Information” means any information (a) relating to an identified or identifiable natural Person or that could be used to identify, contact, or locate a natural Person, including name, contact information, financial account number, an identification number, location data, IP address, online activity or usage data, an online identifier, or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural Person, and/or (b) that is considered “personally identifiable information,” “personal information,” or “personal data” by one or more applicable Laws.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Business Records” means Business Records relating to the period prior to the Closing.

“Pre-Closing Tax Liabilities” means (i) Taxes with respect to the Business or for which the Business Companies are liable that are, in each case, attributable to Pre-Closing Tax Periods; (ii) Taxes arising out of the inclusion or participation of any Business Company in a combined, consolidated, affiliated or other Tax group during any Pre-Closing Tax Period (including any liabilities under Treasury Regulation 1.1502-6 or similar provisions of applicable Law); (iii) Taxes required to be withheld from payments made to or for the benefit of any Seller pursuant to this Agreement; (iv) Taxes arising out of the Internal Reorganization, and (v) Transfer Taxes for which Parent is responsible pursuant to Section 5.14(g).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Privacy Laws” means all applicable Law and binding guidance governing the privacy, security, protection or processing of Personal Information, data breach notification, privacy policies and practices, processing and security of payment card information, and email, text message, or telephone communications, including, to the extent applicable, the Federal Trade Commission Act, the Telephone Consumer Privacy Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (“CCPA”), the Computer Fraud and Abuse Act, the Payment Card Industry Data Security Standards, the General Data Protection Regulation (2016/679) (the “GDPR”), the e-Privacy Directive (2002/58/EC) and any applicable national laws which implement the GDPR, the UK Data Protection Act 2018 (the “UK DPA”), the UK General Data Protection Regulation (the “UK GDPR”) as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, the Privacy and Electronic Communications Regulations 2003, in each case as amended, consolidated re-enacted or replaced from time to time.

“Real Estate Separation Agreements” means, collectively, those documents effectuating the real property transfers, assignments and post-Closing space sharing arrangements, in each case, as more particularly described in Section 5.24 of the Parent Disclosure Letter.

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date.

“Registered Intellectual Property” means all Owned Intellectual Property that is registered, filed or issued under the authority of any Governmental Entity, including all patents, registered copyrights, registered trademarks, registered databases, and domain names, and all applications for any of the foregoing.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors, managers, officers, employees, direct and indirect owners, accountants, consultants, attorneys, other advisors, agents and other representatives.

“Restricted Cash” means with respect to any Business Company, any cash that is not immediately freely available for distribution to shareholders, members or equityholders (as applicable) of such Business Company or freely able to be used to settle the liabilities of such Business Company, in each case, as of the Closing.

“Retained Benefit Plan” means each Benefit Plan to the extent it is not an Assumed Benefit Plan.

“Retained Business” means the business conducted by Parent, the other Sellers and their Affiliates, whether undertaken prior to or after the date hereof, other than the Business.

“Retained Liabilities” means all obligations and liabilities to the extent arising out of, or relating to, the Retained Business (including the ownership or operation thereof), whether any such liability arises before or after the Closing, is known or unknown or is contingent or accrued; provided, however, that notwithstanding anything to the contrary herein, any obligation or liability that Buyer is required to indemnify pursuant to Section 5.03(a), Section 5.04(f)(ii), Section 5.04(g)(iv) or Section 5.04(m)(i) shall be an Assumed Liability.

“Retained Names” means the names, words and logos set forth in Section 9.02(e) of the Parent Disclosure Letter, any other names, phrases or logos including any such word or logo, and any trademarks, service marks, internet domain names, trade names, trade dress, social media identifiers, handles and tags, or other identifiers of source or goodwill containing, incorporating, based on, associated with, confusingly similar to, or dilutive of any of the foregoing, in any jurisdiction in the world.

“Sanctioned Country” means any country or territory that is the target of comprehensive sanctions (as of the date of this Agreement, including the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (a) any Person located, organized, or resident in a Sanctioned Country or the government of any Sanctioned Country, or the Government of Venezuela, (b) any Person named on any Sanctions-related list of designated Persons (including, without limitation, OFAC’s Specially Designated Nationals List and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List), (c) any other Person who is the subject or target of Sanctions and (d) any Person owned or controlled by one or more Persons described in the foregoing clauses (a), (b) or (c).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including OFAC and the U.S. Department of State), United Nations Security Council, the European Union or her Majesty’s Treasury of the United Kingdom, and any other economic sanctions maintained by a jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means securities laws of any state, federal or national entity, whether U.S. or non-U.S., and the rules and regulations promulgated thereunder, including the Securities Act and the Exchange Act.

“Sellers” means (i) Parent, (ii) Bally Gaming Canada Ltd., a Canadian corporation, (iii) SG Gaming, Inc., a Nevada corporation, and (iv) NYX Gaming Group LLC, a Nevada limited liability company.

“Source Code” means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Specified Benefit Plan” means those Benefit Plans identified with an asterisk on Section 2.12(a) of the Parent Disclosure Letter, which Benefit Plans shall be Retained Benefit Plans.

“Specified Tax Act” means any of the following actions taken after the Closing by Buyer or any of its respective Affiliates, if such action would reasonably be expected to materially and adversely affect Parent or any of its Affiliates: (a) filing an amended Tax Return, or extending or waiving any statute of limitation for the period for assessment of any Taxes, with respect to a Pre-Closing Tax Period of a Business Company or otherwise in respect of the Business for a Pre-Closing Tax Period, (b) entering into any closing agreements or similar binding agreements with a Governmental Authority with respect to a Pre-Closing Tax Period of a Business Company or otherwise in respect of the Business for a Pre-Closing Tax Period or (c) except as provided for in Section 5.14, making any Tax election with respect to any Business Company or the Business, which election would be effective or have effect on or prior to the Closing Date.

“SSBT Production and Support Agreement” means that certain SSBT production and support agreement, substantially in the form attached as Exhibit D hereto, which form shall be further negotiated in good faith by Parent and Buyer between the date hereof and the Closing Date.

“Steps Plan” means the steps plan set forth on Section 9.02(f) of the Parent Disclosure Letter.

“Stock Consideration” means 7,605,199 Buyer Pubco Class A Common Shares (as may be equitably adjusted for any stock split, reverse stock split or extraordinary dividend (excluding for the avoidance of doubt, any tax-related distributions and regular quarterly cash dividends in respect of Buyer Pubco Class A Common Shares which dividends, for the avoidance of doubt, may be increased or decreased in amount from quarter to quarter at the discretion of the board of directors of Buyer)).

“Stock Exchange” means the New York Stock Exchange.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subcontracting Services Agreement” means that certain subcontracting services agreement, substantially in the form attached as Exhibit E hereto, which form shall be further negotiated in good faith by Parent and Buyer between the date hereof and the Closing Date.

A “Subsidiary” of any Person means any Person whose voting securities or other voting equity interests are owned directly or indirectly by such first Person in an amount that is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting equity interests, any Person for whom a majority of its equity interests are owned directly or indirectly by such first Person).

“Target Working Capital” means $29,000,000.

“Tax” means any taxes, imposts, duties, withholdings, charges, fees, levies or other assessments imposed by any Governmental Entity, including any income, gross receipts, branch profits, payroll, employment, excise, severance, stamp, profits, escheat or unclaimed property, environmental, capital stock, franchise, profits, withholding, social security, unemployment, property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax, in each case in the nature of a tax and together with any interest, penalties and additions imposed with respect thereto.

“Tax Benefit” means with respect to a particular taxable period, an amount equal to the excess of (a) the liabilities for Taxes of the Indemnified Party for such taxable period, disregarding the Tax effects of the applicable indemnified liabilities incurred by the Indemnified Party, over (b) the liabilities for Taxes of such Indemnified Party for such taxable period, taking into account the Tax effects of the applicable indemnified liabilities incurred by the Indemnified Party. The amount of any Tax Benefit shall be net of all costs or expenses incurred by the Indemnified Party or its Affiliates in connection with the realization of such Tax Benefit. Notwithstanding the foregoing, in no event will Buyer or its Affiliates be considered to have realized any Tax Benefit in connection with Damages that are attributable to NYX.

“Tax Proceeding” means any audit, request for information, investigation, hearing, litigation, legal action or judicial contest or other proceeding relating to Taxes.

“Tax Return” means any return, declaration, statement, report, claim, schedule, form or information return filed or required or permitted to be filed with any taxing authority relating to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.

“Trade Laws” means, (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. Law.

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the Transition Services Agreement, the Fusion License Agreement, the Cross Product Incentive Agreement, the Cooperative Support Agreement, the Subcontracting Services Agreement, the SSBT Production and Support Agreement, the Real Estate Separation Agreements and all other agreements, certificates and instruments executed and delivered by Buyer or Parent in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition.

“Transferred Companies” means (i) NYX, (ii) Don Best, (iii) DBS Canada and (iv) OB Tech Newco Target.

“Transferred Employee” means each Business Employee who as of the Closing Date is an employee of a Business Company or becomes an employee of Buyer, an Affiliate of Buyer or a Business Company by operation of Law.

“Transfer Taxes” means stock transfer, real estate transfer, sales, use, documentary, stamp, recording and other similar Taxes (but excluding, for the avoidance of doubt, any Taxes based on income or gains) incurred in connection with the purchase of the Transferred Equity Interests by Buyer; provided, that Transfer Taxes shall not include any Taxes incurred in connection with the Internal Reorganization (other than the UK Stamp Tax) which Taxes shall be paid and borne one hundred percent (100%) by Parent; provided, further, that Transfer Taxes shall include the UK Stamp Tax.

“Transition Services Agreement” means that certain transition services agreement, substantially in the form attached as Exhibit A hereto.

“UK Stamp Tax” means United Kingdom stamp duty and stamp duty reserve tax.

“Upper Working Capital Collar” means an amount equal to the Target Working Capital plus $5,000,000.

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

“Working Capital Adjustment Amount” means (a) if the Closing Working Capital is an amount equal to or between the Lower Working Capital Collar and the Upper Working Capital Collar, $0.00; (b) if the Closing Working Capital is an amount greater than the Upper Working Capital Collar, an amount equal to the excess of the Closing Working Capital over the Upper Working Capital Collar, but in no event greater than an amount equal to $5,000,000; and (c) if the Closing Working Capital is an amount less than the Lower Working Capital Collar, an amount equal to the Closing Working Capital minus the Lower Working Capital Collar.

SECTION 9.03 Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Annexes, Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise (i) any definition of or reference or citation to any Law, agreement, instrument or other document herein shall be construed as referring or citing to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) this Agreement shall be deemed to have been drafted by Buyer and Parent, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (vi) the word “or” shall not be exclusive, (vii) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (viii) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the information has been posted in the “data room” (virtual) hosted by Datasite and established by Parent or its Representatives and to which Buyer and its Representatives have had access prior to the date of this Agreement as that data room existed as of 11:59 p.m. ET on September 25, 2021.

SECTION 9.04 Amendment. This Agreement may be amended by the parties hereto at any time by an instrument in writing signed on behalf of each of the parties.

SECTION 9.05 Extension; Waiver. At any time prior to the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.07 Counterparts. This Agreement may be executed (including by electronic mail, in .pdf form or by any other electronic means) in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.08 Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the other Transaction Documents and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 5.06, Article VIII (with respect to the Buyer Indemnitees and Seller Indemnitees), Section 9.04, Section 9.09, Section 9.12, Section 9.14, Section 9.16 and this Section 9.08, is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 9.14 shall have the right to enforce their respective rights under Section 9.14, (ii) from and after the Closing, the Indemnitees shall be third-party beneficiaries of the provisions of Section 5.06 and shall have the right to enforce their respective rights thereunder and (iii) each Existing Counsel is a third-party beneficiary of Section 9.16 and shall have the right to enforce its rights thereunder. To the extent that the terms of the Confidentiality Agreement conflict with the terms of this Agreement, the terms of this Agreement shall prevail.

SECTION 9.09 Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void; provided that (a) Parent may assign its right to receive some or all of the Cash Consideration or the Stock Consideration to any other Seller and (b) Buyer may assign any of its rights or obligations under this Agreement to any Affiliate of Buyer (including for the avoidance of doubt, the right to purchase certain Transferred Companies); provided, that no assignment under this clause (b) shall relieve Buyer of any of its obligations under this Agreement.

SECTION 9.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity. The right of specific enforcement is an integral part of the Transactions and without that right, neither Parent nor Buyer would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 shall not be required to provide any bond or other security in connection with any such order or injunction, and no party shall contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.

SECTION 9.12 Jurisdiction; Consent to Service of Process. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) the Court of Chancery of the State of Delaware finds it lacks subject matter jurisdiction, the federal court of the United States sitting in Delaware, or, if (and only if) the federal court of the United States sitting in Delaware finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware, and appellate courts thereof, (iv) waives any right to trial by jury with respect to any Action related to or arising out of this Agreement or the Transactions (including any Action related to or arising out of the Debt Financing, the definitive agreements with respect to the Debt Financing or the performance thereof), (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 9.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final judgment in any such Action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any Action against any Debt Financing Source related to or arising out of the Debt Financing, the definitive agreements with respect to the Debt Financing or the performance thereof in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court.

SECTION 9.13 No Recourse Against Nonparty Affiliates. Claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are expressly identified as parties to this Agreement or the other applicable Transaction Document (“Contracting Parties”) and then only with respect to the specific obligations set forth herein (with respect to the parties to this Agreement) or therein (with respect to the parties to such other Transaction Document). No Person who is not a Contracting Party with respect to this Agreement or any other Transaction Document, as applicable, including any member, limited or general partner, unitholder, stockholder or Representative of any Contracting Party who is not itself a Contracting Party (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Transaction Document.

SECTION 9.14 Release. Effective as of the Closing, each of Parent and Buyer, on behalf of itself and each of its Subsidiaries and Affiliates and each of their current and former members, limited or general partners, unitholders, stockholders and Representatives hereby irrevocably and unconditionally releases and forever discharges the other party and its respective Affiliates, and their respective former, current and future members, limited or general partners, unitholders, stockholders or Representatives (including, in the case of Buyer, each current and former director, manager or officer of any Business Company), from any and all claims, causes of action, suits, proceedings, or liabilities whatsoever, whether in law or in equity or granted by statute, arising out of, or relating to, or accruing from (a) the organization, management or operation of the Business or the Business Companies or their relationship with the Business Companies, in each case relating to any matter, occurrence, action or activity on or prior to the Closing, (b) any inaccuracy or breach of any representation or warranty in this Agreement or (c) any information (whether written or oral), documents or materials furnished in connection with the Transactions; provided that nothing contained in this Agreement shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person (i) for claims involving Fraud, (ii) with respect to claims against a party to this Agreement or any other Transaction Document in regards to covenants or agreements contained herein or therein that by their terms contemplate performance following the Closing or any other provision herein or therein that otherwise survive the Closing (including any rights to indemnification under Article VIII hereof) or (iii) with respect to claims against any directors, managers or officers of any Business Company concerning any violations of Law or willful misconduct or any counterclaims against such Person in respect of any requests for indemnification by such Person.

SECTION 9.15 No Other Duties. The only duties and obligations of the parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, law or equity, or under any principle of fiduciary obligation.

SECTION 9.16 Legal Representation. (a) Each of the parties to this Agreement acknowledges and agrees that (i) Brownstein Hyatt Farber Schreck, LLP, (ii) Cravath, Swaine & Moore LLP, (iii) Harris Hagan and (iv) Skadden, Arps, Slate, Meagher & Flom LLP (collectively, “Existing Counsel”) may have acted as counsel for Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b) Each of the parties to this Agreement acknowledges and agrees that all confidential communications between Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates, on the one hand, and Existing Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to Parent, and shall not pass to or be claimed, held or used by Buyer or the Business Companies or any of their respective Subsidiaries after the Closing. Accordingly, Buyer shall not have access to any such communications, or to the files of Existing Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, after the Closing, (i) to the extent that files of Existing Counsel in respect of the Acquisition Engagement constitute property of the client, only Parent and its Affiliates (other than the Business Companies) shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer or the Business Companies or any of their respective Subsidiaries by reason of any attorney-client relationship between Existing Counsel and Parent or otherwise. If and to the extent that, at any time after the Closing, Buyer or any of its Affiliates (including after the Closing, the Business Companies) shall have the right to assert or waive any attorney-client privilege with respect to any communication between Parent, any of the other Sellers or the Business Companies or any of their respective Affiliates and Existing Counsel that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates (including after the Closing, the Business Companies or any of their Subsidiaries), shall be entitled to waive such privilege only with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(c) Each of the parties to this Agreement acknowledges and agrees that Existing Counsel may continue to represent Parent or its Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates (including after the Closing, the Business Companies and any of their Subsidiaries), expressly: (i) consents to Existing Counsel’s representation of Parent or any of its Affiliates in any matter, including any post-Closing matter in which the interests of Buyer or the Business Companies or any of their respective Affiliates, on the one hand, and Parent or its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised Parent or its Affiliates; and (ii) consents to the disclosure by Existing Counsel to Parent or its Affiliates of any information learned by Existing Counsel in the course of its representation of Parent, any of the other Sellers or the Business Companies and/or their respective Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection or Existing Counsel’s duty of confidentiality. Notwithstanding the foregoing, after the Closing, (i) neither Parent nor its Affiliates shall reveal or disclose any attorney-client communications or files or waive any attorney-client privilege between Existing Counsel and the Business Companies or attorney-client privilege that otherwise would have been held by the Business Companies other than in connection with the enforcement or defense of Parent’s rights or obligations under this Agreement or the other Transaction Documents and (ii) in the event of a dispute between Buyer and its Affiliates (including the Business Companies), on the one hand, and a Person other than Parent and its Affiliates, on the other hand, Buyer may assert the attorney-client privilege to prevent the disclosure of such communications or files by Existing Counsel, Parent and its Affiliates to such Person; provided, however, that Buyer may not waive such privilege without the prior written consent of Parent.

(d) After the Closing, the Business Companies and their Subsidiaries shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Buyer, any Business Company or any of their respective Subsidiaries to represent such company after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(e) Buyer and Parent consent to the arrangements in this Section 9.16 and agree to take, and to cause their Affiliates to take, steps reasonably necessary to implement the intent of this Section 9.16 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 9.16. Buyer and Parent further agree that each Existing Counsel is a third-party beneficiary of this Section 9.16.

SECTION 9.17 Obligations of Parent. Whenever this Agreement requires the Sellers or the Business Companies to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause the Sellers or the Business Companies to take such action.

SECTION 9.18 Buyer Pubco Guarantee.

(a) Buyer Pubco hereby fully guarantees the due, prompt and full performance, payment and discharge when due of all of the covenants, obligations, agreements and undertakings, including any payment obligations, of Buyer under this Agreement (such obligations, the “Guaranteed Obligations”). Whenever this Agreement requires Buyer to take any action or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Buyer Pubco to cause Buyer to take such action or refrain from taking such action. The Guaranteed Obligations are primary, absolute, unconditional and irrevocable, and such obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Guaranteed Obligations and are not conditioned upon any event or contingency or upon any attempt first to obtain payment from Buyer under this Agreement, or pursuit of any other right or remedy against Buyer through the commencement of an Action or otherwise.

(b) With respect to its obligations hereunder, Buyer Pubco expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar applicable Law now or hereafter in effect, any right to require the marshalling of assets of Seller, and all suretyship defenses generally.

(c) Buyer Pubco acknowledges and agrees that its obligations under this Section 9.18 shall continue not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of Parent to assert any claim or demand or to enforce any right or remedy against Buyer; (ii) any change in the time, place or manner of payment or performance of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this

Agreement (other than this Section 9.18, as applicable); (iii) any change in the corporate existence, structure or ownership of Buyer; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer; (v) the existence of any claim, set-off or other right which Buyer Pubco may have at any time against Parent or any Sellers, whether in connection with the Guaranteed Obligations or otherwise; or (vi) the adequacy of any means Parent may have of obtaining payment or performance related to the Guaranteed Obligations.

(d) Notwithstanding anything herein to the contrary, Buyer Pubco’s obligations under this Section 9.18 shall terminate immediately (i) upon the Closing and (ii) with respect to any Guaranteed Obligation, upon the discharge in full of such Guaranteed Obligation.

(e) Buyer Pubco (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business in all material respects as it is now being conducted and (iii) is duly qualified or licensed to do business as a foreign company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The execution, delivery and performance by Buyer Pubco of this Agreement and the consummation of the Transactions are within the corporate powers of Buyer Pubco and have been duly authorized by all necessary action on the part of Buyer Pubco. This Agreement has been duly and validly executed and delivered by Buyer Pubco and (assuming the due and valid execution and delivery of this Agreement by the other parties hereto) constitutes a legal, valid and binding agreement of Buyer Pubco, enforceable against Buyer Pubco in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. Buyer Pubco hereby represents and warrants to Buyer that (i) it has all requisite power and authority to execute, deliver and perform the obligations set forth in this Section 9.18 and the execution, delivery and performance of this Agreement have been duly authorized by all necessary action and do not contravene any provision of Buyer Pubco’s organizational documents or any applicable Laws binding on Buyer Pubco or its assets; and (ii) all consents necessary for the due execution, delivery and performance of this Agreement by Buyer Pubco (other than those contemplated by Section 3.04(b)) have been obtained and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Section 9.18. This Section 9.18 shall be binding upon the successors and assigns of Buyer Pubco and shall inure to the benefit of Buyer and its successors and assigns. In the event that Buyer Pubco or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Buyer Pubco shall cause such Person to assume the obligations set forth in this Section 9.18, including by operation of law.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, all as of the date first written above.

ENDEAVOR OPERATING COMPANY, LLC,

by
/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

ENDEAVOR GROUP HOLDINGS, INC., solely for purposes of Section 1.03(c), Section 4.02, Section 5.21, Section 9.18 and Article IX (solely as such Article relates to Section 1.03(c), Section 5.21 and Section 9.18)

by
/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

SCIENTIFIC GAMES CORPORATION,

by
/s/ Barry Cottle
Name: Barry Cottle
Title: President & Chief Executive Officer

INDEX OF DEFINED TERMS

Term	Section
401(k) Transfer Amounts	Section 5.04(f)(ii)
401(k) Transition Date	Section 5.04(f)
Acquisition	Preamble
Acquisition Engagement	Section 9.16
Action	Section 2.06(a)
Adjustment Increase	Section 1.05(a)
Agreement	Preamble
Asset Allocation	Section 5.14(j)
Audited Financial Statements	Section 9.02
Automatic Transfer Employee	Section 9.02
Available Insurance Policies	Section 5.19(b)
Benefits Transition Date	Section 5.04(d)
Business	Preamble
Business Companies	Preamble
Business Employee Arrangements	Section 5.04
Buyer	Preamble
Buyer 401(k) Plan	Section 5.04(f)
Buyer FSA Plan	Section 5.04(h)
Buyer Indemnitees	Section 8.02
Buyer Material Adverse Effect	Section 6.03(a)
Buyer Pubco Class B Common Shares	Section 3.03(a)
Buyer Pubco Class C Common Shares	Section 3.03(a)
Buyer Pubco Class X Common Shares	Section 3.03(a)

Buyer Pubco Class Y Common Shares	Section 3.03(a)
Buyer Pubco Preferred Shares	Section 3.03(a)
Buyer Pubco Shares	Section 3.03(a)
CCPA	Section 9.02
Claim	Section 8.04
Class A Shares	Section 5.21(a)
Closing	Section 1.02
Closing Date	Section 1.02
Closing Statement	Section 1.04(b)
Competing Business	Section 5.16(a)
Confidentiality Agreement	Section 4.03
Consent	Section 2.05(b)
Consideration Allocation Schedule	Section 1.01(b)
Contaminants	Section 2.14(j)
Continuation Period	Section 5.04(b)
Contracting Parties	Section 9.13
Contributors	Section 2.14(d)
Coverage Claims	Section 5.19(b)
D&O Claim	Section 5.06(c)
DC Transfer Amounts	Section 5.04(g)(ii)
Directive	Section 5.04(j)
Effectiveness Deadline	Section 5.21(a)
Enforceability Exceptions	Section 2.02
Estimated Business Expenses	Section 1.04(a)
Estimated Closing Cash	Section 1.04(a)

Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Working Capital Adjustment Amount	Section 1.04(a)
Existing Counsel	Section 9.16
Existing Holder	Section 5.21(b)
Existing Registration Rights Agreement	Section 5.21(b)
FCPA	Section 9.02
Filing Deadline	Section 5.21(a)
Filings	Section 2.05(b)
Final Asset Allocation	Section 5.14(j)
Foreign Antitrust Approval	Section 5.02(a)(ii)
Foreign Antitrust Laws	Section 2.05(b)
FSA Transition Date	Section 5.04(h)
Fusion License Agreement	Preamble
GDPR	Section 9.02
Government Recoverables	Section 5.20(a)(i)
Governmental Entity	Section 2.05(b)
Guaranteed Obligations	Section 9.18(a)
HSR Act	Section 2.05(b)
iCasino Business	Section 5.16(b)
Indemnified Party	Section 8.04
Indemnifying Party	Section 8.04
Indemnitee	Section 5.06
Independent Expert	Section 1.04(b)
Initial Sale Time	Section 5.21(i)

Interim Period Investments	Section 5.25
Internal Reorganization	Section 5.08
International Buyer DC Plans	Section 5.04(g)
International DC Transition Date	Section 5.04(g)
Key Customers	Section 2.18
Key Suppliers	Section 2.18
Law	Section 2.05(a)
Leased Real Property	Section 2.11(a)
Liens	Section 2.05(a)
Losses	Section 5.21(i)
Material Contracts	Section 2.17(a)
Nonparty Affiliates	Section 9.13
Notice of Disagreement	Section 1.04(b)
Order	Section 2.05(a)
Ordinary Course Contracts	Section 2.10(f)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 2.11(b)
Parent	Preamble
Piggyback Registration	Section 5.21(b)
Post-Closing Covenants	Section 8.01
Post-Signing Consideration Allocation	Section 1.01(b)
Pre-Closing Covenants	Section 8.01
Privacy Obligations	Section 2.15(a)
Processors	Section 2.15(a)
Reg Rights Indemnitee	Section 5.21(i)

Registration Expenses	Section 5.21(b)(ii)
Required Gaming Approvals	Section 6.01(b)
Resale Registration Statement	Section 5.21(a)
Response Period	Section 1.04(b)
Security Incident	Section 2.15(b)
Seller Indemnitees	Section 8.03
Signing Consideration Allocation	Section 1.01(b)
Suspension Event	Section 5.21(a)
Transfer Regulations	Section 5.04(j)
Transferred 401(k) Liabilities	Section 5.04(f)(ii)
Transferred DC Liabilities	Section 5.04(g)(ii)
Transferred Equity Interests	Preamble
Transferred FSA Balances	Section 5.04(h)
Transition Period	Section 5.15
UK GDPR	Section 9.02
Unaudited Financial Statements	Section 9.02

Exhibit A

[Transition Services Agreement]

Exhibit B

[Cooperative Support Agreement]

Exhibit C

[Cross Product Incentive Agreement]

Exhibit D

[SSBT Production and Support Agreement]

Exhibit E

[Subcontracting Services Agreement]